EXHIBIT A

PLAN OF REORGANIZATION

EXHIBIT T3E-2

UNITED STATES BANKRUPTCY COURT

SOUTHERN DISTRICT OF NEW YORK

x
In re	:
	:	Chapter 11 Case No.
WORLDCOM, INC., et al.,	:	02-13533 (AJG)
:
	:	(Jointly Administered)
Debtors.	:
x

DEBTORS’ JOINT PLAN OF REORGANIZATION

UNDER CHAPTER 11 OF THE BANKRUPTCY CODE

WEIL, GOTSHAL & MANGES LLP

Attorneys for Debtors and

Debtors in Possession

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

Dated: New York, New York

            May 23, 2003

i

v

UNITED STATES BANKRUPTCY COURT

SOUTHERN DISTRICT OF NEW YORK

x
In re	:
	:	Chapter 11 Case No.
WORLDCOM, INC., et al.,	:	02-13533 (AJG)
:
Debtors.	:	(Jointly Administered)
x

DEBTORS’ JOINT PLAN OF REORGANIZATION

UNDER CHAPTER 11 OF THE BANKRUPTCY CODE

WorldCom, Inc. and certain of its direct and indirect subsidiaries, as debtors and debtors in possession, propose the following joint plan of reorganization under section 1121(a) of title 11 of the United States Code:

ARTICLE I

DEFINITIONS AND CONSTRUCTION OF TERMS

Definitions.    As used herein, the following terms have the respective meanings specified below:

1.01.   364-Day Facility means that certain $2.65 billion 364-day revolving credit facility, dated as of June 8, 2001, among WorldCom as borrower and Bank of America, N.A. and The Chase Manhattan Bank as co-administrative agents, Banc of America Securities LLC and J.P. Morgan Securities Inc. as joint lead arrangers and joint book managers, Banc of America Securities LLC, J.P. Morgan Securities Inc., Salomon Smith Barney Inc., ABN Amro Bank N.V., and Deutsche Banc Alex Brown Inc. as co-arrangers, Citibank, N.A. as syndication agent, ABN Amro Bank N.V. and Deutsche Bank AG New York Branch as co-documentation agents, and several banks and other financial institutions as lenders.

1.02.   Access Provider means an entity providing telecommunications services to the Debtors pursuant to an executory contract or a tariff filed by such entity with the Federal Communications Commission or a relevant state commission.

1.03.   Ad Hoc Committee of Intermedia Noteholders means the informal committee of certain holders of Intermedia Senior Debt Claims and Intermedia Subordinated Debt Claims.

1.04.   Ad Hoc Committee of MCIC Senior Noteholders means the informal committee of certain holders of MCIC Senior Debt Claims.

1.05.   Ad Hoc Committee of WorldCom Noteholders means the informal committee of certain holders of WorldCom Note Claims.

1.06.   Administrative Expense Claim means any right to payment constituting a cost or expense of administration of any of the Chapter 11 Cases under sections 503(b) and 507(a)(1) of the Bankruptcy Code, including, without limitation, any actual and necessary costs and expenses of preserving the estates of the Debtors, any actual and necessary costs and expenses of operating the business of the Debtors, any indebtedness or obligations incurred or assumed by the Debtors in Possession in connection with the conduct of their business, including, without limitation, for the acquisition or lease of property or an interest in property or the rendition of services, all compensation and reimbursement of expenses to the extent Allowed by the Bankruptcy Court under section 330 or 503 of the Bankruptcy Code. Any fees or charges assessed against the estates of the Debtors under section 1930 of chapter 123 of title 28 of the United States Code shall be excluded from the definition of Administrative Expense Claim and shall be paid in accordance with Section 13.05 of the Plan.

1.07.   Allowed means, with reference to any Claim against the Debtors, (i) any Claim that has been listed by the Debtors in their Schedules, as such Schedules may be amended by the Debtors from time to time in accordance with Bankruptcy Rule 1009, as liquidated in amount and not disputed or contingent and for which no contrary proof of claim has been filed, (ii) any Claim allowed hereunder, (iii) any Claim that is not Disputed, (iv) any Claim that is compromised, settled, or otherwise resolved pursuant to the authority granted to the Reorganized Debtors pursuant to a Final Order of the Bankruptcy Court or under Section 7.06 of the Plan, or (v) any Claim that, if Disputed, has been Allowed by Final Order; provided, however, that Claims allowed solely for the purpose of voting to accept or reject the Plan pursuant to an order of the Bankruptcy Court shall not be considered “Allowed Claims” hereunder. Unless otherwise specified herein or by order of the Bankruptcy Court, “Allowed Administrative Expense Claim” or “Allowed Claim” shall not, for any purpose under the Plan, include interest on such Administrative Expense Claim or Claim from and after the Commencement Date.

1.08.   ASR means a document known in the telecommunications industry as an “Access Service Request” under which an entity elects to purchase certain non usage-sensitive telecommunications services from an Access Provider for a specified period of time. Solely for purposes of the Plan, ASRs under which the Debtors elected to purchase certain non usage-sensitive telecommunications services for a term of more than thirty (30) days are treated as executory contracts; provided, however, that for purposes of the Plan, ASRs under which the Debtors elected to purchase certain non usage-sensitive telecommunications services for a term of thirty (30) days or less are not treated as executory contracts.

1.09.   Ballot means the form distributed to each holder of an impaired Claim that is entitled to vote to accept or reject the Plan on which is to be indicated (i) acceptance or rejection of the Plan and (ii) in the case of Class 6 WorldCom General Unsecured Claims and Class 12 Intermedia General Unsecured Claims that are Allowed in an amount greater than forty thousand ($40,000) dollars, whether such holder elects to treat its Claim as a Convenience Claim under the Plan.

1.10.   Bank Claims means all Claims of the Banks arising under the 364-Day Facility and the Revolving Credit Facility.

1.11.    Bankruptcy Code means title 11 of the United States Code, as amended from time to time, as applicable to the Chapter 11 Cases.

1.12.    Bankruptcy Court means the United States Bankruptcy Court for the Southern District of New York having jurisdiction over the Chapter 11 Cases.

1.13.   Bankruptcy Rules means the Federal Rules of Bankruptcy Procedure as promulgated by the United States Supreme Court under section 2075 of title 28 of the United States Code, and any Local Rules of the Bankruptcy Court.

1.14.   Banks means, collectively, the banks and financial institutions that are parties to the 364-Day Facility and the Revolving Credit Facility and their successors and assigns.

1.15.   Business Day means any day other than a Saturday, Sunday, or any other day on which commercial banks in New York, New York are required or authorized to close by law or executive order.

1.16.   Cash means legal tender of the United States of America.

1.17.   Causes of Action means, without limitation, any and all actions, causes of action, controversies, liabilities, obligations, rights, suits, damages, judgments, Claims, and demands whatsoever, whether known or unknown, reduced to judgment, liquidated or unliquidated, fixed or contingent, matured or unmatured, disputed or undisputed, secured or unsecured, assertable directly or derivatively, existing or hereafter arising, in law, equity, or otherwise, based in whole or in part upon any act or omission or other event occurring prior to the Commencement Date or during the course of the Chapter 11 Cases, including through the Effective Date.

1.18.   Chapter 11 Cases means the cases under chapter 11 of the Bankruptcy Code commenced by the Debtors styled In re WorldCom, Inc., et al., Chapter 11 Case No. 02-13533 (AJG), which are currently pending before the Bankruptcy Court.

1.19.   Claim shall have the meaning set forth in section 101 of the Bankruptcy Code.

1.20.   Class means a category of holders of Claims or Equity Interests as set forth in Article III of the Plan.

1.21.   Collateral means any property or interest in property of the estates of the Debtors subject to a Lien to secure the payment or performance of a Claim, which Lien is not subject to avoidance or otherwise invalid under the Bankruptcy Code or applicable state law.

1.22.   Commencement Date means July 21, 2002 with respect to the Debtors identified on Exhibit A1 hereto and November 8, 2002 with respect to the Debtors identified on Exhibit A2 hereto.

1.23.   Committee means the statutory committee of unsecured creditors appointed in the Chapter 11 Cases pursuant to section 1102 of the Bankruptcy Code.

1.24.   Company means WorldCom together with approximately 225 direct and indirect domestic Debtor and Non-Debtor Subsidiaries and 200 foreign Non-Debtor Subsidiaries and affiliates.

1.25.   Confirmation Date means the date on which the Clerk of the Bankruptcy Court enters the Confirmation Order on the docket.

1.26.   Confirmation Hearing means the hearing held by the Bankruptcy Court to consider confirmation of the Plan pursuant to section 1129 of the Bankruptcy Code, as such hearing may be adjourned or continued from time to time.

1.27.   Confirmation Order means the order of the Bankruptcy Court confirming the Plan pursuant to section 1129 of the Bankruptcy Code.

1.28.   Convenience Claim means any General Unsecured Claim that is (i) Allowed in an amount of forty thousand ($40,000) dollars or less or (ii) Allowed in an amount greater than forty thousand ($40,000) dollars but which is reduced to forty thousand ($40,000) dollars by an irrevocable written election of the holder of such Claim made on a properly delivered Ballot; provided, however, that any General Unsecured Claim that was originally Allowed in excess of forty thousand ($40,000) dollars may not be subdivided into multiple General Unsecured Claims of forty thousand ($40,000) dollars or less for purposes of receiving treatment as a Convenience Claim.

1.29.   Culpable Individual means any director, officer, or employee of the Debtors who, (i) in connection with any alleged pre-Commencement Date accounting improprieties, was discharged or whose resignation was accepted on account of such individual’s knowledge of or participation in such accounting improprieties, (ii) is or has been convicted of a crime, found in fact in any judicial or alternative dispute resolution proceeding to have committed fraud or to have received unjust enrichment, or is or has been sued by WorldCom or any assignee on such grounds, or (iii) has ever failed to repay or, is otherwise in default of, any corporate loans from one or more of the Debtors.

1.30.   Debtors in Possession means the Debtors in their capacity as debtors in possession in the Chapter 11 Cases pursuant to sections 1101, 1107(a), and 1108 of the Bankruptcy Code.

1.31.  Debtors means each of the entities listed on Exhibits A1 and A2 to the Plan.

1.32.  Director Restricted Stock shall have the meaning set forth in Section 9.07 of the Plan.

1.33.  Disbursing Agent means any Debtor entity in its capacity as Disbursing Agent pursuant to Section 6.03 of the Plan.

1.34.  Disclosure Statement means the disclosure statement relating to the Plan, including, without limitation, all exhibits and schedules thereto, as approved by the Bankruptcy Court pursuant to section 1125 of the Bankruptcy Code.

1.35.  Disputed means, with reference to any Claim, any Claim proof of which was timely and properly filed, and in such case or in the case of an Administrative Expense Claim, any Administrative Expense Claim or Claim which is disputed under the Plan or as to which the Debtors have interposed a timely objection and/or request for estimation in accordance with section 502(c) of the Bankruptcy Code and Bankruptcy Rule 3018, which objection and/or request for estimation has not been withdrawn or determined by a Final Order, and any Claim, proof of which was required to be filed by order of the Bankruptcy Court but as to which a proof of claim was not timely or properly filed. A Claim that is Disputed by the Debtors as to its amount only, shall be deemed Allowed in the amount the Debtors admit owing, if any, and Disputed as to the excess.

1.36.  Distribution Notification Date means the day that is three (3) Business Days from and after the Confirmation Date.

1.37.  Effective Date means the first (1st) Business Day on which the conditions specified in Section 11.01 of the Plan have been satisfied or waived.

1.38.  Electing Holder means, collectively, the holders of WorldCom Senior Debt Claims, Intermedia Senior Debt Claims, and Intermedia Subordinated Debt Claims that elect on a properly completed Election Form to receive New Notes or New Common Stock or a combination thereof.

1.39.  Election Form means the letter of transmittal or similar form, which shall include the provisions set forth in Section 5.11 of the Plan, upon which the holders of WorldCom Senior Debt Claims, Intermedia Senior Debt Claims, and Intermedia Subordinated Debt Claims may elect to receive New Notes or New Common Stock (or a combination thereof) in full and complete satisfaction of such Allowed Claims.

1.40.  Equity Interest means any share of common or preferred stock or other instrument evidencing an ownership interest in any of the Debtors, whether or not transferable, and any option, warrant, or right, contractual or otherwise, to acquire any such interest.

1.41.   Final Order means an order of the Bankruptcy Court or any other court of competent jurisdiction as to which the time to appeal, petition for certiorari, or move for reargument or rehearing has expired and as to which no appeal, petition for certiorari, or other proceedings for reargument or rehearing shall then be pending or as to which any right to appeal, petition for certiorari, reargue, or rehear shall have been waived in writing in form and substance satisfactory to the Debtors or, on and after the Effective Date, the Reorganized Debtors, or, in the event that an appeal, writ of certiorari, or reargument or rehearing thereof has been sought, such order of the Bankruptcy Court or other court of competent jurisdiction shall have been determined by the highest court to which such order was appealed, or certiorari, reargument, or rehearing shall have been denied and the time to take any further appeal, petition for certiorari, or move for reargument or rehearing shall have expired; provided, however, that the possibility that a motion under Rule 59 or Rule 60 of the Federal Rules of Civil Procedure, or any analogous rule under the Bankruptcy Rules or applicable state court rules of civil procedure, may be filed with respect to such order shall not cause such order not to be a Final Order.

1.42.   General Unsecured Claim means any Claim other than an Administrative Expense Claim, Priority Tax Claim, Other Priority Claim, Secured Tax Claim, Other Secured Claim, WorldCom Senior Debt Claim, WorldCom Subordinated Claim, MCIC Senior Debt Claim, MCIC Subordinated Debt Claim, Intermedia Senior Debt Claim, or Intermedia Subordinated Debt Claim.

1.43.   Indentures means, collectively, the Intermedia Senior Notes Indentures, the Intermedia Subordinated Notes Indenture, the MCIC Senior Notes Indentures, and the WorldCom Notes Indentures.

1.44.   Indenture Trustees means, collectively, the Intermedia Senior Notes Indenture Trustee, the Intermedia Subordinated Notes Indenture Trustee, the MCIC Senior Notes Indenture Trustee, and the WorldCom Notes Indenture Trustee.

1.45.   Insured Claim means any Claim arising from an incident or occurrence that is covered under the Debtors’ insurance policies.

1.46.   Intermedia means Intermedia Communications Inc., a Delaware corporation.

1.47.   Intermedia Avoidance Claims means the Claims, Causes of Action, and any other avoidance or equitable subordination or recovery actions under sections 105, 502(d), 510, 542 through 551, and 553 of the Bankruptcy Code relating to or arising from the issuance of the Intermedia Intercompany Note and all transfers alleged to be in respect thereof.

1.48.   Intermedia Debtors means, collectively, Access Network Services, Inc., Access Virginia, Inc., Business Internet, Inc., Express Communications, Inc., ICI Capital LLC, Intermedia, Intermedia Capital, Inc., Intermedia Communications of Virginia, Inc., Intermedia Investment, Inc., Intermedia Licensing Company, Intermedia Services LLC, National Telecommunications of Florida, Inc., Netwave Systems, Inc., NTC, Inc., WorldCom Intermedia Communications Corporation f/k/a Shared Technologies Fairchild Communications Corporation, WorldCom Intermedia Telecom, Inc. f/k/a Shared Technologies Fairchild Telecom, Inc., and WorldCom Intermedia, Inc. f/k/a Shared Technologies Fairchild, Inc.

1.49.   Intermedia Equity Interests means any Equity Interest in Intermedia issued and outstanding on the Commencement Date other than the Intermedia Preferred Stock.

1.50.   Intermedia General Unsecured Claim means any General Unsecured Claim against any of the Intermedia Debtors other than Convenience Claims.

1.51.   Intermedia Intercompany Note means the Note, dated July 1, 2001, issued by WorldCom to Intermedia.

1.52.   Intermedia Intercompany Note Claim means the Claim of Intermedia arising under the Intermedia Intercompany Note. Except as otherwise provided in the Plan, the Intermedia Intercompany Note Claim shall be treated as a WorldCom General Unsecured Claim.

1.53.   Intermedia Preferred Stock means all 13.5% series B redeemable exchangeable preferred stock of Intermedia issued and outstanding on the Commencement Date.

1.54.   Intermedia Senior Debt Claims means any Claim arising under the Intermedia Senior Notes Indentures.

1.55.   Intermedia Senior Notes Indentures means, collectively, (i) the senior discount notes indenture, dated July 9, 1997, between Intermedia and the Intermedia Senior Notes Indenture Trustee, and all of the documents and instruments relating thereto, as amended, supplemented, modified, or restated as of the Commencement Date, which provided for the issuance of the 11 1/4% Senior Discount Notes due 2007; (ii) the senior notes indenture, dated October 30, 1997, between Intermedia and the Intermedia Senior Notes Indenture Trustee, and all of the documents and instruments relating thereto, as amended, supplemented, modified, or restated as of the Commencement Date, which provided for the issuance of the 8 7/8% Senior Notes due 2008; (iii) the senior notes indenture, dated December 23, 1997, between Intermedia and the Intermedia Senior Notes Indenture Trustee, and

all of the documents and instruments relating thereto, as amended, supplemented, modified, or restated as of the Commencement Date, which provided for the issuance of the 8 1/2% Senior Notes due 2008; (iv) the senior notes indenture, dated May 27, 1998, between Intermedia and the Intermedia Senior Notes Indenture Trustee, and all of the documents and instruments relating thereto, as amended, supplemented, modified, or restated as of the Commencement Date, which provided for the 8.6% Senior Notes due 2008; and (v) the senior notes indenture, dated February 24, 1999, between Intermedia and the Intermedia Senior Notes Indenture Trustee, and all of the documents and instruments relating thereto, as amended, supplemented, modified, or restated as of the Commencement Date, which provided for the issuance of the 9 1/2% Senior Notes due 2009.

1.56.  Intermedia Senior Notes Indenture Trustee means SunTrust Bank f/k/a SunTrust Bank, Central Florida, N.A. in its capacity as indenture trustee under the Intermedia Senior Notes Indentures or its duly appointed successor.

1.57.  Intermedia Subordinated Debt Claims means all Claims arising under the Intermedia Subordinated Notes Indenture.

1.58.  Intermedia Subordinated Notes Indenture means the senior subordinated notes indenture, dated February 24, 1999, between Intermedia and the Intermedia Subordinated Notes Indenture Trustee, and all of the documents and instruments relating thereto, as amended, supplemented, modified, or restated as of the Commencement Date, which provided for the issuance of the 12 1/4% Senior Subordinated Discount Notes due 2009.

1.59.  Intermedia Subordinated Notes Indenture Trustee means SunTrust Bank f/k/a SunTrust Bank, Central Florida, N.A. in its capacity as indenture trustee under the Intermedia Subordinated Notes Indenture or its duly appointed successor.

1.60.  Lien shall have the meaning set forth in section 101 of the Bankruptcy Code.

1.61.  Management Restricted Stock shall have the meaning set forth in Section 9.06 of the Plan.

1.62.  MatlinPatterson Investors means (i) MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P., MatlinPatterson Phoenix SPV L.L.C., their investment advisor, managing member and other affiliates, and the successors and assigns of any of the forgoing, and (ii) Bain Capital Investors, LLC, Brookside Capital Management, LLC, Sankaty Credit Opportunities Member, LLC, their respective affiliates, and the successors and assigns of any of the forgoing.

1.63.  MCIC means MCI Communications Corporation, a Delaware corporation.

1.64.  MCIC Senior Debt Claims means all Claims arising under the MCIC Senior Notes Indentures.

1.65.  MCIC Senior Notes Indentures means, collectively, (i) the senior debt indenture, dated October 15, 1989, between MCIC and the MCIC Senior Notes Indenture Trustee, and all of the documents and instruments relating thereto, as amended, supplemented, modified, or restated as of the Commencement Date, which provided for the issuance of the 7 1/2% Senior Notes due August 20, 2004; 8 1/4% Senior Debentures due January 20, 2023; 7 3/4% Senior Debentures due March 15, 2024; and 7 3/4% Senior Debentures due March 23, 2025 and (ii) the senior debt indenture, dated February 17, 1995, between MCIC and the MCIC Senior Notes Indenture Trustee, and all of the documents and instruments relating thereto, as amended, supplemented, modified, or restated as of the Commencement Date, which provided for the issuance of the 6.95% Senior Notes due August 15, 2006; 6 1/2% Senior Notes due April 15, 2010; and 7.125% Debentures due June 15, 2027.

1.66.   MCIC Senior Notes Indenture Trustee means Law Debenture Trust Company of New York, as successor in interest to Wilmington Trust Company (as successor to Citibank, N.A.), in its capacity as indenture trustee under the MCIC Senior Notes Indentures or its duly appointed successor.

1.67.   MCIC Subordinated Debt Claims means all Claims arising under the MCIC Subordinated Notes Indenture.

1.68.   MCIC Subordinated Notes Indenture means the junior subordinated deferrable interest debentures indenture and the supplemental indenture #1, each dated May 29, 1996, between MCIC and HSBC Bank USA as indenture trustee, and all of the documents and instruments relating thereto, including any guarantees by any of the Debtors in respect thereof, as amended, supplemented, modified, or restated as of the Commencement Date.

1.69.   Merger Subsidiary means New Intermedia Company, a first-tier, wholly-owned Subsidiary of WorldCom.

1.70.   New Common Stock means the common stock of Reorganized WorldCom authorized and to be issued pursuant to the Plan. The New Common Stock shall have a par value of $.01 per share and such rights with respect to dividends, liquidation, voting, and other matters as are provided for by applicable nonbankruptcy law and in the Reorganized WorldCom Certificate of Incorporation and the Reorganized WorldCom By-laws.

1.71.   New Director Restricted Stock Plan means the Director Restricted Stock Plan to be adopted by Reorganized WorldCom, which shall be in substantially the form contained in the Plan Supplement.

1.72.   New Management Restricted Stock Plan means the Management Restricted Stock Plan to be adopted by Reorganized WorldCom, which shall be in substantially the form contained in the Plan Supplement.

1.73.   New Notes means the senior unsecured notes, which may be issued in one (1) or more series, in a minimum principal amount of four billion five hundred million ($4,500,000,000) dollars and a maximum principal amount of five billion five hundred million ($5,500,000,000) dollars authorized and issued pursuant to the Plan by Reorganized WorldCom on the Effective Date, the terms of which are governed by the New Notes Indenture.

1.74.   New Notes Indenture means the senior unsecured notes indenture, dated as of the Effective Date, between Reorganized WorldCom and an indenture trustee to be designated by WorldCom or Reorganized WorldCom, governing the New Notes, which shall be in the form set forth in the Plan Supplement. The New Notes shall include, without limitation, the principal terms set forth in Exhibit B to the Plan. It is the intention of the Debtors that the New Notes will be structured to trade at par value upon issuance; provided, however, that there shall be no legal recourse nor any adjustments or modifications to the New Notes if the New Notes do not trade at par value upon issuance.

1.75.   Non-Debtor Subsidiary means any direct or indirect Subsidiary of WorldCom that is not a Debtor; provided, however, that Non-Debtor Subsidiary shall not include Digex, Inc.

1.76.   Non-Specifying Holder means a holder of a WorldCom Senior Debt Claims, Intermedia Senior Debt Claims, or Intermedia Subordinated Debt Claims to the extent such holder fails to validly specify an election on its Election Form.

1.77.   Other Priority Claim means any Claim, other than an Administrative Expense Claim or a Priority Tax Claim, entitled to priority in right of payment under section 507(a) of the Bankruptcy Code.

1.78.   Other Secured Claim means any Secured Claim, other than a Secured Tax Claim.

1.79.   Oversubscription means that Electing Holders have elected to receive New Notes in an aggregate principal amount greater than three billion four hundred twenty-eight million ($3,428,000,000) dollars.

1.80.   Oversubscription Rate means the quotient of (i) three billion four hundred twenty-eight million ($3,428,000,000) dollars divided by (ii) the aggregate principal amount of New Notes elected by the Electing Holders.

1.81.   Pension Plans means, collectively, the WorldCom International Data Services, Inc. Pension Plan and the Pension Plan for Employees of MCI Communications Corporation and its Subsidiaries.

1.82.   Personal Injury Claim means any Claim against any of the Debtors, whether or not the subject of an existing lawsuit, arising from a personal injury or wrongful death allegation. A Personal Injury Claim may also be an Insured Claim.

1.83.   Plan means this chapter 11 plan of reorganization, including, without limitation, the Plan Supplement and all exhibits, supplements, appendices, and schedules hereto, either in its present form or as the same may be altered, amended, or modified from time to time.

1.84.   Plan Supplement means the document containing the forms of documents specified in Section 13.08 of the Plan.

1.85.   Priority Tax Claim means any Claim of a governmental unit of the kind specified in sections 502(i) and 507(a)(8) of the Bankruptcy Code.

1.86.  Pro Rated Claim means, with respect to a holder of a WorldCom Senior Debt Claim, Intermedia Senior Debt Claim, or Intermedia Subordinated Debt Claim, the product of (i) the portion of such holder’s Allowed Claim on account of which such holder has elected to receive New Notes in respect of such Claim multiplied by (ii) the Oversubscription Rate.

1.87.  Registration Rights Agreement means a registration rights agreement to be entered into pursuant to Section 6.09 of the Plan.

1.88.  Registration Rights Holder means each holder of an Allowed Claim (i) receiving a distribution pursuant to the Plan of ten (10%) percent or greater of the New Common Stock, (ii) that the Company reasonably determines is an underwriter pursuant to section 1145 of the Bankruptcy Code with respect to the New Common Stock or New Notes that such holder received pursuant to the Plan, (iii) that the Company reasonably determines is subject to resale restrictions on any New Common Stock that such holder received pursuant to the Plan by operation of Rule 144 of the Securities Act of 1933, or (iv) that the Company agrees shall be a Registration Rights Holder.

1.89.  Remaining Claim means, with respect to a holder of a WorldCom Senior Debt Claim, Intermedia Senior Debt Claim, and Intermedia Subordinated Debt Claim, the remainder of (i) such holder’s Allowed Claim in respect of such Claim minus (ii) such holder’s Pro Rated Claim.

1.90.  Reorganized Debtors means, collectively, each of the Debtors on and after the Effective Date.

1.91.  Reorganized WorldCom means WorldCom on and after the Effective Date.

1.92.  Reorganized WorldCom By-laws means the amended and restated by-laws of Reorganized WorldCom, which shall be in substantially the form contained in the Plan Supplement.

1.93.  Reorganized WorldCom Certificate of Incorporation means the amended and restated certificate of incorporation of Reorganized WorldCom, which shall be in substantially the form contained in the Plan Supplement.

1.94.  Revolving Credit Facility means that certain $1.6 billion revolving credit facility, dated as of June 8, 2001, among WorldCom as borrower and Bank of America, N.A. and The Chase Manhattan Bank as co-administrative agents, Banc of America Securities LLC and J.P. Morgan Securities Inc. as joint lead arrangers and joint book managers, Banc of America Securities LLC, J.P. Morgan Securities Inc., Salomon Smith Barney Inc., ABN Amro Bank N.V., and Deutsche Banc Alex Brown Inc. as co-arrangers, Citibank, N.A. as syndication agent, ABN Amro Bank N.V. and Deutsche Bank AG New York Branch as co-documentation agents, and several banks and other financial institutions as lenders.

1.95.   Schedules means the schedules of assets and liabilities, the lists of holders of Equity Interests, and the statements of financial affairs filed by the Debtors pursuant to section 521 of the Bankruptcy Code and Bankruptcy Rule 1007, and all amendments and modifications thereto filed with the Bankruptcy Court through and including the Confirmation Date.

1.96.   Secured Claim means any Claim (i) to the extent reflected in the Schedules or upon a proof of claim as a Secured Claim, which is secured by a Lien on Collateral to the extent of the value of such Collateral, as determined in accordance with section 506(a) of the Bankruptcy Code or (ii) that is subject to a valid right of setoff pursuant to section 553 of the Bankruptcy Code.

1.97.   Secured Tax Claim means any Secured Claim that, absent its secured status, would be entitled to priority in right of payment under section 507(a)(8) of the Bankruptcy Code.

1.98.   Securities Litigation Claim means any Claim against any of the Debtors, other than the Claim of the Securities and Exchange Commission that is subject to a compromise and settlement with the Debtors, whether or not the subject of an existing lawsuit, (i) arising from rescission of a purchase or sale of shares or notes, or any other securities of any of the Debtors or an affiliate of any of the Debtors, (ii) for damages arising from the purchase or sale of any such security, (iii) for violations of the securities laws, misrepresentations, or any similar Claims, including, to the extent related to the forgoing or otherwise subject to subordination under section 510(b) of the Bankruptcy Code, but not limited to, any attorneys’ fees, other charges, or costs incurred on account of the forgoing Claims, or, (iv) except as otherwise provided for in the Plan, for reimbursement, contribution, or indemnification allowed under section 502 of the Bankruptcy Code on account of any such Claim, including Claims based upon allegations that the Debtors made false and misleading statements and engaged in other deceptive acts in connection with the sale of securities.

1.99.   Silver Lake means Silver Lake Phoenix LLC, its affiliates, and the successors and assigns of any of the foregoing.

1.100.   Subsequent Distribution Date means the twentieth (20th) day after the end of each calendar quarter after the occurrence of the Effective Date.

1.101.   Subsidiary means (i) any corporation, association, or other business entity of which more than fifty (50%) percent of the total voting power of shares or other voting securities outstanding thereof is at the time owned or controlled, directly or indirectly, by WorldCom or one or more of the other Subsidiaries of WorldCom (or any combination thereof) and (ii) any partnership or limited liability company (A) the sole general partner, the managing general partner, or the managing member of which is WorldCom or one or more of the other Subsidiaries of WorldCom (or any combination thereof) or (B) the only general partners or members of which are WorldCom or one or more of the other Subsidiaries of WorldCom (or any combination thereof).

1.10 2.  Tariff Services means telecommunications services required to be provided by an Access Provider pursuant to a tariff filed by such Access Provider with the Federal Communications Commission or a relevant state commission. For purposes of the Plan, the obligation of an Access Provider to provide Tariff Services does not arise under an executory contract, except to the extent services are provided pursuant to an ASR.

1.103.   Tax Code means the Internal Revenue Code of 1986, as amended.

1.104.   Trading Order means the Final Order Pursuant to Sections 362 and 105(a) of the Bankruptcy Code Establishing Notification Procedures and Approving Restrictions on Certain Transfers of Claims Against and Interests in the Debtors, dated March 4, 2003.

1.105.   Undersubscription means that Electing Holders have elected New Notes in the aggregate principal amount of less than two billion four hundred twenty-eight million ($2,428,000,000) dollars, in which case, New

Notes, in an amount equal to the shortfall, shall be distributed first, proportionately to Non-Specifying Holders and, second, if any shortfall remains, proportionately to all Electing Holders electing any New Common Stock with a concomitant reduction in the amount of New Common Stock distributed to such Electing Holders.

1.106.   WorldCom means WorldCom, Inc., a Georgia corporation.

1.107.   WorldCom Debtors means, collectively, each of the Debtors, other than the Intermedia Debtors.

1.108.   WorldCom General Unsecured Claim means any General Unsecured Claim against any of the WorldCom Debtors other than Convenience Claims.

1.109.   WorldCom Equity Interest means any Equity Interest in any of the WorldCom Debtors issued and outstanding on the Commencement Date, including, without limitation, (i) 7.0% series D junior convertible preferred stock issued by WorldCom, (ii) 7.0% series E junior convertible preferred stock issued by WorldCom, (iii) 7.0% series F junior convertible preferred stock issued by WorldCom; and (iv) Class A preferred stock issued by MCI WorldCom Synergies Management Co. Inc.

1.110.   WorldCom Note Claims means any Claim arising under the WorldCom Notes Indentures.

1.111.   WorldCom Notes Indentures means, collectively, (i) the indenture, dated March 1, 1997, between WorldCom and the WorldCom Notes Indenture Trustee, and all of the documents and instruments relating thereto, as amended, supplemented, modified, or restated as of the Commencement Date, which provided for the issuance of 6 1/4% Notes due August 15, 2003; 7.55% Senior Notes due April 1, 2004; 6.40% Notes due August 15, 2005; 7 3/4% Senior Notes due April 1, 2007; 7 3/4% Senior Notes due April 1, 2027; and 6.95% Notes due August 15, 2028 and (ii) the indenture, dated April 12, 2000, between WorldCom and the WorldCom Notes Indenture Trustee, and all of the documents and instruments relating thereto, as amended, supplemented, modified, or restated as of the Commencement Date, which provided for the issuance of 7.875% Unsecured Notes due May 15, 2003; 6 1/2% Unsecured Notes due May 15, 2004; 7 3/8% Notes due January 15, 2006; 7 3/8% Restricted Notes due January 15, 2006; 8% Unsecured Notes due May 15, 2006; 6 3/4% Eurodollar Notes due May 15, 2008; 7 1/4% Pound Sterling Notes due May 15, 2008; 8 1/4% Unsecured Notes due May 15, 2008; 8 1/4% Unsecured Notes due May 15, 2010; 7 1/2% Unsecured Notes due May 15, 2011.

1.112.   WorldCom Notes Indenture Trustee means Wilmington Trust Company, as successor to Chase Manhattan Trust Company, N.A., in its capacity as indenture trustee under the WorldCom Notes Indentures or its duly appointed successor.

1.113.   WorldCom Senior Debt Claims means (i) all WorldCom Note Claims and (ii) the Bank Claims.

1.114.   WorldCom Subordinated Claims means (i) all Securities Litigation Claims and, (ii) to the extent permitted by applicable law and after notice and a hearing, all fines, penalties, Claims for disgorgement, or order of restitution against the Debtors; provided, however, that in accordance with 18 U.S.C. § 3613(e) nothing herein shall apply to any fine, penalty, Claim for disgorgement, or order of restitution entered or ordered in connection with any criminal action or criminal proceeding by the United States.

Interpretation; Application of Definitions and Rules of Construction.    Wherever from the context it appears appropriate, each term stated in either the singular or the plural shall include both the singular and the plural and pronouns stated in the masculine, feminine, or neuter gender shall include the masculine, feminine, and neuter. Unless otherwise specified, all section, article, schedule, or exhibit references in the Plan are to the respective Section in, Article of, Schedule to, or Exhibit to, the Plan. The words “herein,” “hereof,” “hereto,” “hereunder,” and other words of similar import refer to the Plan as a whole and not to any particular section, subsection, or clause contained in the Plan. The rules of construction contained in section 102 of the Bankruptcy Code shall apply to the construction of the Plan. A term used herein that is not defined herein, but that is used in the Bankruptcy Code, shall have the meaning ascribed to that term in the Bankruptcy Code. The headings in the Plan are for convenience of reference only and shall not limit or otherwise affect the provisions of the Plan.

ARTICLE II

TREATMENT OF ADMINISTRATIVE

EXPENSE CLAIMS AND PRIORITY TAX CLAIMS

2.01.   Administrative Expense Claims.    Except to the extent that any entity entitled to payment of any Allowed Administrative Expense Claim agrees to a less favorable treatment, each holder of an Allowed Administrative Expense Claim shall receive Cash in an amount equal to such Allowed Administrative Expense Claim on the later of the Effective Date and the date such Administrative Expense Claim becomes an Allowed Administrative Expense Claim, or as soon thereafter as is practicable; provided, however, that Allowed Administrative Expense Claims representing liabilities incurred in the ordinary course of business by the Debtors in Possession or liabilities arising under loans or advances to or other obligations incurred by the Debtors in Possession shall be paid in full and performed by the Reorganized Debtors in the ordinary course of business in accordance with the terms and subject to the conditions of any agreements governing, instruments evidencing, or other documents relating to such transactions.

2.02.   Professional Compensation and Reimbursement Claims.    All entities seeking an award by the Bankruptcy Court of compensation for services rendered or reimbursement of expenses incurred through and including the Effective Date pursuant to sections 503(b)(2), 503(b)(3), 503(b)(4), or 503(b)(5) of the Bankruptcy Code shall (i) file their respective final applications for allowances of compensation for services rendered and reimbursement of expenses incurred through the Effective Date by no later than the date that is ninety (90) days after the Effective Date or such other date as may be fixed by the Bankruptcy Court and (ii) if granted such an award by the Bankruptcy Court, be paid in full in such amounts as are Allowed by the Bankruptcy Court (A) on the date such Administrative Expense Claim becomes an Allowed Administrative Expense Claim, or as soon thereafter as is practicable or (B) upon such other terms as may be mutually agreed upon between such holder of an Administrative Expense Claim and the Reorganized Debtors.

2.03.   Priority Tax Claims.    Except to the extent that a holder of an Allowed Priority Tax Claim has been paid by the Debtors prior to the Effective Date or agrees to a different treatment, each holder of an Allowed Priority Tax Claim shall receive, at the sole option of the Reorganized Debtors, (i) Cash in an amount equal to such Allowed Priority Tax Claim on the later of the Effective Date and the date such Priority Tax Claim becomes an Allowed Priority Tax Claim, or as soon thereafter as is practicable, (ii) equal annual Cash payments in an aggregate amount equal to such Allowed Priority Tax Claim, together with interest at a fixed annual rate equal to five (5.0%) percent, over a period through the sixth (6th) anniversary of the date of assessment of such Allowed Priority Tax Claim, or (iii) upon such other terms determined by the Bankruptcy Court to provide the holder of such Allowed Priority Tax Claim deferred Cash payments having a value, as of the Effective Date, equal to such Allowed Priority Tax Claim.

ARTICLE III

CLASSIFICATION OF CLAIMS AND EQUITY INTERESTS

Claims, other than Administrative Expense Claims and Priority Tax Claims, and Equity Interests, are classified for all purposes, including voting, confirmation, and distribution pursuant to the Plan, as follows:

Class	Designation	Impairment	Entitled to Vote

Class 1	Other Priority Claims	Unimpaired	No (deemed to accept)

Class 2	Secured Tax Claims	Impaired	Yes

Class 3	Other Secured Claims	Unimpaired	No (deemed to accept)

Class 4	Convenience Claims	Impaired	Yes

Class 5	WorldCom Senior Debt Claims	Impaired	Yes

Class 6	WorldCom General Unsecured Claims	Impaired	Yes

Class 7	WorldCom Subordinated Claims	Impaired	No (deemed to reject)

Class 8	WorldCom Equity Interests	Impaired	No (deemed to reject)

Class 9	MCIC Senior Debt Claims	Impaired	Yes

Class 10	MCIC Subordinated Debt Claims	Impaired	No (deemed to reject)

Class 11	Intermedia Senior Debt Claims	Impaired	Yes

Class 12	Intermedia General Unsecured Claims	Impaired	Yes

Class 13	Intermedia Subordinated Debt Claims	Impaired	Yes

Class 14	Intermedia Preferred Stock	Impaired	No (deemed to reject)

Class 15	Intermedia Equity Interests	Impaired	No (deemed to reject)

ARTICLE IV

TREATMENT OF CLAIMS AND EQUITY INTERESTS

4.01.   CLASS 1—OTHER PRIORITY CLAIMS.

(a)   Impairment and Voting.    Class 1 is unimpaired by the Plan. Each holder of an Allowed Other Priority Claim is conclusively presumed to have accepted the Plan and is not entitled to vote to accept or reject the Plan.

(b)   Distributions.    Each holder of an Allowed Other Priority Claim shall receive Cash in an amount equal to such Allowed Other Priority Claim on the later of the Effective Date and the date such Allowed Other Priority Claim becomes an Allowed Other Priority Claim, or as soon thereafter as is practicable.

4.02.   CLASS 2—SECURED TAX CLAIMS.

(a)   Impairment and Voting.    Class 2 is impaired by the Plan. Each holder of an Allowed Secured Tax Claim is entitled to vote to accept or reject the Plan.

(b)   Distributions.    Except to the extent that a holder of an Allowed Secured Tax Claim has been paid by the Debtors prior to the Effective Date or agrees to a different treatment, each holder of an Allowed Secured Tax Claim shall receive, at the sole option of the Reorganized Debtors, (i) Cash in an amount equal to such

Allowed Secured Tax Claim, including any interest on such Allowed Secured Tax Claim required to be paid pursuant to section 506(b) of the Bankruptcy Code, on the later of the Effective Date and the date such Allowed Secured Tax Claim becomes an Allowed Secured Tax Claim, or as soon thereafter as is practicable or (ii) equal annual Cash payments in an aggregate amount equal to such Allowed Secured Tax Claim, together with interest at a fixed annual rate equal to five (5.0%) percent, over a period through the sixth (6th) anniversary of the date of assessment of such Allowed Secured Tax Claim, or upon such other terms determined by the Bankruptcy Court to provide the holder of such Allowed Secured Tax Claim deferred Cash payments having a value, as of the Effective Date, equal to such Allowed Secured Tax Claim.

4.03.   CLASS 3—OTHER SECURED CLAIMS.

(a)   Impairment and Voting.    Class 3 is unimpaired by the Plan. Each holder of an Allowed Other Secured Claim is conclusively presumed to have accepted the Plan and is not entitled to vote to accept or reject the Plan.

(b)   Distributions/Reinstatement of Claims.    Except to the extent that a holder of an Allowed Other Secured Claim agrees to a different treatment, at the sole option of the Reorganized Debtors: (i) each Allowed Other Secured Claim shall be reinstated and rendered unimpaired in accordance with section 1124(2) of the Bankruptcy Code, notwithstanding any contractual provision or applicable nonbankruptcy law that entitles the holder of an Allowed Other Secured Claim to demand or receive payment of such Allowed Other Secured Claim prior to the stated maturity of such Allowed Other Secured Claim from and after the occurrence of a default; (ii) each holder of an Allowed Other Secured Claim shall receive Cash in an amount equal to such Allowed Other Secured Claim, including any interest on such Allowed Other Secured Claim required to be paid pursuant to section 506(b) of the Bankruptcy Code, on the later of the Effective Date and the date such Allowed Other Secured Claim becomes an Allowed Other Secured Claim, or as soon thereafter as is practicable; or (iii) each holder of an Allowed Other Secured Claim shall receive the Collateral securing its Allowed Other Secured Claim and any interest on such Allowed Other Secured Claim required to be paid pursuant to section 506(b) of the Bankruptcy Code, in full and complete satisfaction of such Allowed Other Secured Claim on the later of the Effective Date and the date such Allowed Other Secured Claim becomes an Allowed Other Secured Claim, or as soon thereafter as is practicable.

4.04.   CLASS 4—CONVENIENCE CLAIMS.

(a)   Impairment and Voting.    Class 4 is impaired by the Plan. Each holder of an Allowed Convenience Claim is entitled to vote to accept or reject the Plan.

(b)   Distributions.    Each holder of an Allowed Convenience Claim shall receive Cash in an amount equal to the lesser of (i) .40 multiplied by the Allowed amount of such Convenience Claim or (ii) sixteen thousand ($16,000) dollars, in full and complete satisfaction of such Allowed Claim; provided, however, that if the holders of Class 4 Convenience Claims do not accept the Plan by the requisite majorities set forth in section 1126(c) of the Bankruptcy Code, then the holders of Allowed Convenience Claims shall be treated as holders of Allowed WorldCom General Unsecured Claims or Allowed Intermedia General Unsecured Claims, as appropriate, and treated in accordance with Section 4.06 or 4.12 of the Plan, respectively; provided further, however, that in such event any election by a holder of an Allowed Convenience Claim to reduce the amount of its Allowed Claim to forty thousand ($40,000) dollars shall be null and void.

4.05.   CLASS 5—WORLDCOM SENIOR DEBT CLAIMS.

(a)   Impairment and Voting.    Class 5 is impaired by the Plan. Each holder of an Allowed WorldCom Senior Debt Claim is entitled to vote to accept or reject the Plan.

(b)   Allowance.    The WorldCom Note Claims shall be deemed Allowed Claims solely for the purposes of the Plan in the aggregate amount of $24,728,100,760. The Bank Claims shall be deemed Allowed Claims solely for the purposes of the Plan in the aggregate amount of $2,658,940,356 plus the amount of letters of credit issued and outstanding as of the Commencement Date under the Revolving Credit Facility that are actually drawn as of the Effective Date and less any distributions to the Banks on account of a Class 3 Other Secured Claim.

(c)   Distributions.    On the Effective Date, or as soon thereafter as is practicable, each holder of an Allowed WorldCom Senior Debt Claim may elect on the Election Form, and shall receive on account of such Claim (i) 14.36 shares of New Common Stock for each one thousand ($1,000) dollars of such holder’s Allowed WorldCom Senior Debt Claim or (ii) New Notes in a principal amount equal to .359 multiplied by the Allowed amount of such WorldCom Senior Debt Claim, or a combination thereof as set forth on a properly delivered Election Form or as modified in the event of an Undersubscription or Oversubscription, in full and complete satisfaction of such Allowed Claim. The distributions to Allowed WorldCom Senior Debt Claims shall be subject to modification on account of an Undersubscription.

(d)   Oversubscription.    In the event of an Oversubscription, each Electing Holder in Class 5 shall receive (i) New Notes in a principal amount equal to the product of .359 multiplied by such holder’s Pro Rated Claim and (ii) 14.36 shares of New Common Stock for each one thousand ($1,000) dollars of such holder’s Remaining Claim; provided, however, the Debtors shall distribute a disproportionately greater amount of New Notes to an Electing Holder (not to exceed the amount of New Notes originally elected by such holder) or to a Non-Specifying Holder to the extent necessary, as determined in the reasonable discretion of the Debtors, to (A) avoid any person from becoming a “5% shareholder” or “5% entity” (within the meaning of section 382 of the Tax Code and the Treasury Regulations promulgated thereunder) of Reorganized WorldCom or (B) otherwise minimize the amount of New Common Stock that would be treated as owned for section 382 purposes by any “5% shareholder” or “5% entity” of Reorganized WorldCom or by any person to whom any presumption under section 382, which depends upon the ownership of less than five (5%) percent of New Common Stock, would not apply. Holders of WorldCom Senior Debt Claims that are Non-Specifying Holders shall be deemed to have elected, and shall receive, New Common Stock; provided, however, that in the event of an Undersubscription, such holders shall be deemed to have elected, and shall receive, New Notes.

4.06.   CLASS 6—WORLDCOM GENERAL UNSECURED CLAIMS.

(a)   Impairment and Voting.    Class 6 is impaired by the Plan. Each holder of an Allowed WorldCom General Unsecured Claim is entitled to vote to accept or reject the Plan.

(b)   Distributions.    On the Effective Date, or as soon thereafter as is practicable, each holder of a WorldCom General Unsecured Claim shall receive (i) 7.2 shares of New Common Stock for each one thousand ($1,000) dollars of such holder’s Allowed WorldCom General Unsecured Claim and (ii) Cash in an amount equal to .179 multiplied by the Allowed amount of such WorldCom General Unsecured Claim, in full and complete satisfaction of such Allowed Claim.

4.07.   CLASS 7—WORLDCOM SUBORDINATED CLAIMS.

(a)   Impairment and Voting.    Class 7 is impaired by the Plan. Each holder of a WorldCom Subordinated Claim is conclusively presumed to have rejected the Plan and is not entitled to vote to accept or reject the Plan.

(b)   Distributions.    The holders of WorldCom Subordinated Claims shall not receive any distributions on account of such Claims and shall not retain any property under the Plan. The Plan shall neither impair nor create any right of any holder of a WorldCom Subordinated Claim to assert such Claim against any of the Debtors’ insurance policies. In accordance with 18 U.S.C. § 3613(e), nothing in this Plan or any document or order associated herewith shall subordinate or affect any fine, penalty, Claim for disgorgement, or order of restitution entered or ordered in connection with any criminal action or criminal proceeding by the United States.

4.08.  CLASS 8—WORLDCOM EQUITY INTERESTS.

(a)  Impairment and Voting.    Class 8 is impaired by the Plan. Each holder of a WorldCom Equity Interest is conclusively presumed to have rejected the Plan and is not entitled to vote to accept or reject the Plan.

(b)   Distributions.    The holders of WorldCom Equity Interests shall not receive any distributions on account of such interests. On the Effective Date, all WorldCom Equity Interests shall be extinguished.

4.09.  CLASS 9—MCIC SENIOR DEBT CLAIMS.

(a)  Impairment and Voting.    Class 9 is impaired by the Plan. Each holder of an Allowed MCIC Senior Debt Claim is entitled to vote to accept or reject the Plan.

(b)  Allowance.    The MCIC Senior Debt Claims shall be deemed Allowed Claims solely for the purposes of the Plan in the aggregate amount of $2,650,084,583, of which $2,590,000,000 represents principal (upon which the $0.80 per dollar distribution shall be calculated) and $60,084,583 represents interest accrued through the Commencement Date (upon which no distribution shall be calculated).

(c)  Distributions.    On the Effective Date, or as soon thereafter as is practicable, each holder of an Allowed MCIC Senior Debt Claim shall receive New Notes in a principal amount equal to .80 multiplied by the Allowed principal amount of such MCIC Senior Debt Claim, in full and complete satisfaction of such Allowed Claim. Except as otherwise provided for in Section 5.09(ii) of the Plan, the MCIC Senior Notes Indenture Trustee shall make distributions to or for the benefit of the beneficial holders of MCIC Senior Debt Claims such that each holder of an MCIC Senior Debt Claim receives New Notes in an amount equal to $0.80 on the principal amount (but not unpaid interest) of its MCIC Senior Debt Claim.

4.10.  CLASS 10—MCIC SUBORDINATED DEBT CLAIMS.

(a)  Impairment and Voting.    Class 10 is impaired by the Plan. Each holder of an MCIC Subordinated Debt Claim is conclusively presumed to have rejected the Plan and is not entitled to vote to accept or reject the Plan.

(b)  Distributions.    The holders of MCIC Subordinated Debt Claims shall not receive any distributions on account of such Claims as a result of subordination.

4.11.  CLASS 11—INTERMEDIA SENIOR DEBT CLAIMS.

(a)  Impairment and Voting.    Class 11 is impaired by the Plan. Each holder of an Allowed Intermedia Senior Debt Claim is entitled to vote to accept or reject the Plan.

(b)   Allowance.    The Intermedia Senior Debt Claims shall be deemed Allowed Claims solely for the purposes of the Plan in the aggregate amount of $938,214,684.

(c)   Distributions.    On the Effective Date, or as soon thereafter as is practicable, each holder of an Allowed Intermedia Senior Debt Claim may elect on the Election Form, and shall receive on account of such Claim (i) 37.4 shares of New Common Stock for each one thousand ($1,000) dollars of such holder’s Allowed Intermedia Senior Debt Claim or (ii) New Notes in a principal amount equal to .935 multiplied by the Allowed amount of such Intermedia Senior Debt Claim, or a combination thereof as set forth on a properly delivered Election Form or as modified in the event of an Undersubscription or Oversubscription, in full and complete satisfaction of such Allowed Claim. The distributions to Allowed Intermedia Senior Debt Claims shall be subject to modification on account of an Undersubscription.

(d)   Oversubscription.    In the event of an Oversubscription, each Electing Holder in Class 11 shall receive (i) New Notes in a principal amount equal to the product of .935 multiplied by such holder’s Pro Rated Claim and (ii) 37.4 shares of New Common Stock for each one thousand ($1,000) dollars of such holder’s Remaining Claim; provided, however, the Debtors shall distribute a disproportionately greater amount of New Notes to an Electing Holder (not to exceed the amount of New Notes originally elected by such holder) or to a

Non-Specifying Holder to the extent necessary, as determined in the reasonable discretion of the Debtors, to (A) avoid any person from becoming a “5% shareholder” or “5% entity” (within the meaning of section 382 of the Tax Code and the Treasury Regulations promulgated thereunder) of Reorganized WorldCom or (B) otherwise minimize the amount of New Common Stock that would be treated as owned for section 382 purposes by any “5% shareholder” or “5% entity” of Reorganized WorldCom or by any person to whom any presumption under section 382, which depends upon the ownership of less than five (5%) percent of New Common Stock, would not apply. Holders of Intermedia Senior Debt Claims that are Non-Specifying Holders shall be deemed to have elected, and shall receive, New Common Stock; provided, however, that in the event of an Undersubscription, such holders shall be deemed to have elected, and shall receive, New Notes.

4.12.   CLASS 12—INTERMEDIA GENERAL UNSECURED CLAIMS.

(a)   Impairment and Voting.    Class 12 is impaired by the Plan. Each holder of an Allowed Intermedia General Unsecured Claim is entitled to vote to accept or reject the Plan.

(b)   Distributions.    On the Effective Date, or as soon thereafter as is practicable, each holder of an Intermedia General Unsecured Claim shall receive (i) 16.64 shares of New Common Stock for each one thousand ($1,000) dollars of such holder’s Allowed Intermedia General Unsecured Claim and (ii) Cash in an amount equal to .416 multiplied by the Allowed amount of such Intermedia General Unsecured Claim, in full and complete satisfaction of such Allowed Claim.

4.13.   CLASS 13—INTERMEDIA SUBORDINATED DEBT CLAIMS.

(a)   Impairment and Voting.    Class 13 is impaired by the Plan. Each holder of an Allowed Intermedia Subordinated Debt Claim is entitled to vote to accept or reject the Plan.

(b)   Allowance.    The Intermedia Subordinated Debt Claims shall be deemed Allowed Claims solely for the purposes of the Plan in the aggregate amount of $263,069,008.

(c)   Distributions.    On the Effective Date, or as soon thereafter as is practicable, each holder of an Allowed Intermedia Subordinated Debt Claim may elect on the Election Form, and shall receive on account of such Claim (i) 18.56 shares of New Common Stock for each one thousand ($1,000) dollars of such holder’s Allowed Intermedia Subordinated Debt Claim or (ii) New Notes in a principal amount equal to .464 multiplied by the Allowed amount of such Intermedia Subordinated Debt Claim, or a combination thereof as set forth on a properly delivered Election Form or as modified in the event of an Undersubscription or Oversubscription, in full and complete satisfaction of such Allowed Claim. The distributions to Allowed Intermedia Subordinated Debt Claims shall be subject to modification on account of an Undersubscription.

(d)   Oversubscription.    In the event of an Oversubscription, each Electing Holder in Class 13 shall receive (i) New Notes in a principal amount equal to the product of .464 multiplied by such holder’s Pro Rated Claim and (ii) receive 18.56 shares of New Common Stock for each one thousand ($1,000) dollars of such holder’s Remaining Claim; provided, however, the Debtors shall distribute a disproportionately greater amount of New Notes to an Electing Holder (not to exceed the amount of New Notes originally elected by such holder) or to a Non-Specifying Holder to the extent necessary, as determined in the reasonable discretion of the Debtors, to (A) avoid any person from becoming a “5% shareholder” or “5% entity” (within the meaning of section 382 of the Tax Code and the Treasury Regulations promulgated thereunder) of Reorganized WorldCom or (B) otherwise minimize the amount of New Common Stock that would be treated as owned for section 382 purposes by any “5% shareholder” or “5% entity” of Reorganized WorldCom or by any person to whom any presumption under section 382, which depends upon the ownership of less than five (5%) percent of New Common Stock, would not apply. Holders of Intermedia Subordinated Debt Claims that are Non-Specifying Holders shall be deemed to have elected, and shall receive, New Common Stock; provided, however, that in the event of an Undersubscription, such holders shall be deemed to have elected, and shall receive, New Notes.

4.14.   CLASS 14—INTERMEDIA PREFERRED STOCK.

(a)   Impairment and Voting.    Class 14 is impaired by the Plan. Each holder of an Intermedia Preferred Stock Interest is conclusively presumed to have rejected the Plan and is not entitled to vote to accept or reject the Plan.

(b)  Distributions.    The holders of Intermedia Preferred Stock Interests shall not receive any distributions on account of such interests. On the Effective Date, all Intermedia Preferred Stock Interests shall be extinguished.

4.15.  CLASS 15—INTERMEDIA EQUITY INTERESTS.

(a)  Impairment and Voting.    Class 15 is impaired by the Plan. Each holder of an Intermedia Equity Interest is conclusively presumed to have rejected the Plan and is not entitled to vote to accept or reject the Plan.

(b)  Distributions.    The holders of Intermedia Equity Interests shall not receive any distributions on account of such interests. On the Effective Date, all Intermedia Equity Interests shall be extinguished.

ARTICLE V

IMPLEMENTATION OF THE PLAN

5.01.  Substantive Consolidation of the WorldCom Debtors.

(a)  Entry of the Confirmation Order shall constitute the approval, pursuant to section 105(a) of the Bankruptcy Code, effective as of the Effective Date, of the substantive consolidation of the WorldCom Debtors for all purposes related to the Plan, including, without limitation, for purposes of voting, confirmation, and distribution. On and after the Effective Date, (i) all assets and liabilities of the WorldCom Debtors shall be treated as though they were merged, (ii) no distributions shall be made under the Plan on account of any Claim held by a WorldCom Debtor against any other WorldCom Debtor, (iii) no distributions shall be made under the Plan on account of any Equity Interest held by a WorldCom Debtor in any other WorldCom Debtor, (iv) all guarantees of the WorldCom Debtors of the obligations of any other WorldCom Debtor shall be eliminated so that any Claim against any WorldCom Debtor and any guarantee thereof executed by any other WorldCom Debtor and any joint or several liability of any of the WorldCom Debtors shall be one obligation of the WorldCom Debtors, and (v) each and every Claim filed or to be filed in the Chapter 11 Case of any of the WorldCom Debtors shall be deemed filed against the WorldCom Debtors, and shall be one Claim against and obligation of the WorldCom Debtors.

(b)  The substantive consolidation effected pursuant to Section 5.01(a) of the Plan shall not (other than for purposes related to funding distributions under the Plan and as set forth above in this section) affect: (i) the legal and organizational structure of the WorldCom Debtors, (ii) pre and post-Commencement Date guarantees, Liens, and security interests that are required to be maintained (A) in connection with executory contracts or unexpired leases that were entered into during the Chapter 11 Cases or that have been or will be assumed or (B) pursuant to the Plan, (iii) defenses to any Cause of Action or requirements for any third party to establish mutuality in order to assert a right of setoff, and (iv) distributions out of any insurance policies or proceeds of such policies.

5.02.   Substantive Consolidation of the Intermedia Debtors.

(a)  Entry of the Confirmation Order shall constitute the approval, pursuant to section 105(a) of the Bankruptcy Code, effective as of the Effective Date, of the substantive consolidation of the Intermedia Debtors for all purposes related to the Plan, including, without limitation, for purposes of voting, confirmation, and distribution. On and after the Effective Date, (i) all assets and liabilities of the Intermedia Debtors shall be treated as though they were merged, (ii) no distributions shall be made under the Plan on account of any Claim held by an Intermedia Debtor against any other Intermedia Debtor, (iii) no distributions shall be made under the Plan on account of any Equity Interest held by an Intermedia Debtor in any other Intermedia Debtor, (iv) all guarantees of the Intermedia Debtors of the obligations of any other Intermedia Debtor shall be eliminated so that any Claim against any Intermedia Debtor and any guarantee thereof executed by any other Intermedia Debtor and any joint or several liability of any of the Intermedia Debtors shall be one obligation of the Intermedia Debtors, and (v) each and every Claim filed or to be filed in the Chapter 11 Case of any of the Intermedia Debtors shall be deemed filed against the Intermedia Debtors, and shall be one Claim against and obligation of the Intermedia Debtors.

(b)  The substantive consolidation effected pursuant to Section 5.02(a) of the Plan shall not (other than for purposes related to funding distributions under the Plan and as set forth above in this section) affect: (i) the legal and organizational structure of the Intermedia Debtors, (ii) pre and post-Commencement Date guarantees, Liens, and security interests that are required to be maintained (A) in connection with executory contracts or unexpired leases that were entered into during the Chapter 11 Cases or that have been or will be assumed or (B) pursuant to the Plan, (iii) defenses to any Cause of Action or requirements for any third party to establish mutuality in order to assert a right of setoff, and (iv) distributions out of any insurance policies or proceeds of such policies.

5.03.   Debtor Intercompany Claims.    On the Effective Date, all intercompany Claims between and among the Debtors shall be (i) eliminated by either offset, the contribution or distribution of such Claims, or otherwise (as determined by the Debtors), other than the Intermedia Intercompany Note Claim which is being resolved pursuant to Section 5.06(a) of the Plan, and (ii) subject to the New Notes Indenture.

5.04.   Non-Debtor Intercompany Claims.    All Claims held by any Debtor against any Non-Debtor Subsidiary or by any Non-Debtor Subsidiary against any Debtor shall be (i) reviewed by the Reorganized Debtors and adjusted, continued, or discharged, as appropriate and (ii) subject to the New Notes Indenture.

5.05.   Restructuring Transactions.

(a)  On the Effective Date, the following transactions shall be effectuated in the order set forth:

(i)  WorldCom shall make a capital contribution of the New Common Stock, New Notes, and Cash to Merger Subsidiary in an amount sufficient to satisfy distributions to holders of Allowed Intermedia Senior Debt Claims, Allowed Intermedia General Unsecured Claims, and Allowed Intermedia Subordinated Debt Claims as of the Effective Date. Merger Subsidiary shall assume all of WorldCom’s obligations under the Intermedia Intercompany Note, and WorldCom shall have no further obligations thereunder.

(ii)  Intermedia shall merge with and into Merger Subsidiary, with Merger Subsidiary surviving, pursuant to which holders of Allowed Intermedia Senior Debt Claims, Allowed Intermedia General Unsecured Claims, and Allowed Intermedia Subordinated Debt Claims against Intermedia will receive New Common Stock, New Notes, and Cash in accordance with Sections 4.11, 4.12, and 4.13 of the Plan, respectively. (Immediately following the Effective Date, Merger Subsidiary shall continue to be a first-tier, wholly-owned Subsidiary of WorldCom). As a result of such merger, the Intermedia Intercompany Note shall be extinguished.

(iii)  Merger Subsidiary shall make a capital contribution, either directly or indirectly, to any applicable Reorganized Debtor that is a subsidiary of Intermedia of the amount of New Common Stock and Cash to be distributed to holders of Allowed Intermedia General Unsecured Claims against such Debtor as of the Effective Date.

(b)  On or as of the Effective Date, within the sole and exclusive discretion of the Debtors, the Debtors may, notwithstanding any other transactions described in this Section 5.05, but provided there are no material adverse tax consequences to the Debtors, (i) cause any or all of the Debtors to be merged into one or more of the Debtors or dissolved, (ii) cause the transfer of assets between or among the Debtors, or (iii) engage in any other transaction in furtherance of the Plan. Any such transaction shall be effective as of the Effective Date pursuant to the Confirmation Order without any further action by the stockholders or directors of any of the Debtors, the Debtors in Possession, or the Reorganized Debtors. It is the present intention of the Debtors to utilize this provision to merge or dissolve certain of its Subsidiaries and transfer certain executory contracts, unexpired leases, and other assets to the surviving Subsidiaries. A list of the Subsidiaries that will be merged or dissolved will be included in the Plan Supplement.

(c)  On the Effective Date, Reorganized WorldCom shall reincorporate as a Delaware corporation and change its name to MCI, Inc. In order to effectuate Reorganized WorldCom’s reincorporation as a Delaware corporation, WorldCom shall merge into a wholly owned Subsidiary that is incorporated in Delaware, with such Subsidiary being the surviving corporation. At such time, such Subsidiary shall change its name to MCI, Inc.

5.06.   Compromise and Settlements.

(a)   Intermedia Settlement.    Pursuant to Bankruptcy Rule 9019, the Plan incorporates a proposed compromise and settlement of all issues relating to the validity, enforceability, and priority of the Intermedia Intercompany Note, including the Intermedia Avoidance Claims which were alleged by the Debtors and the holders of Allowed WorldCom Senior Debt Claims and disputed by the holders of Allowed Intermedia Senior Debt Claims and Allowed Intermedia Subordinated Debt Claims. Pursuant to the Plan, and in consideration for the distribution and other benefits under the Plan, upon the Effective Date, the Intermedia Intercompany Note and the Intermedia Avoidance Claims shall be extinguished and the Debtors and all parties who have held, hold, or may hold Claims against or Equity Interests in any or all of the Debtors are permanently enjoined from asserting or continuing in any manner the Intermedia Avoidance Claims.

(b)   MCIC Settlement.    Pursuant to Bankruptcy Rule 9019, the Plan incorporates a proposed compromise and settlement of issues relating to the substantive consolidation of the WorldCom Debtors. The Debtors and the holders of WorldCom Senior Debt Claims alleged that substantive consolidation of the WorldCom Debtors is appropriate. This allegation was disputed by the holders of MCIC Senior Debt Claims. Pursuant to the Plan, and in consideration for the distribution premium provided to the holders of MCIC Senior Debt Claims and other benefits under the Plan, upon the Effective Date, the WorldCom Debtors shall be substantively consolidated.

(c)   Subordination Rights.    Notwithstanding the compromises and settlements set forth in Sections 5.06(a) and (b) of the Plan or any other provisions of the Plan or section 510(a) of the Bankruptcy Code, the Plan shall not affect and shall not be deemed to effect a waiver, cancellation, alteration, or impairment of any subordination or related rights or obligations of any person or entity, other than with respect to the Intermedia Senior Notes and Intermedia Subordinated Notes, which rights and obligations shall be deemed cancelled and extinguished in their entirety.

5.07.   Exit Financing and Market Repurchase.    Commencing as soon as practicable after the Effective Date and in accordance with applicable laws, Reorganized WorldCom will conduct a reasonable review of its Cash needs, including, without limitation, amounts that will be necessary to satisfy holders of Convenience Claims, WorldCom General Unsecured Claims, and Intermedia General Unsecured Claims pursuant to Sections 4.04, 4.06, and 4.12 of the Plan, respectively, and, after such review, will utilize excess Cash (determined as of the Effective Date) in excess of one billion ($1,000,000,000) dollars in accordance with Reorganized WorldCom’s best business judgment to maximize shareholder value, which may include purchasing shares of New Common Stock in the open market at prevailing market prices or otherwise distribute such Cash in respect of the New Common Stock, in each case, depending upon market and business conditions and other relevant factors.

Reorganized WorldCom cannot predict the prevailing market price of New Common Stock at the time of any such market repurchase. To the extent less than five billion five hundred million ($5,500,000,000) dollars in principal amount of New Notes will be distributed pursuant to the Plan and to the extent deemed appropriate by Reorganized WorldCom in its reasonable business judgment, Reorganized WorldCom will use reasonable efforts to obtain a term loan in the principal amount equal to the difference between five billion five hundred million ($5,500,000,000) dollars and the aggregate principal amount of New Notes to be distributed under the Plan not to exceed one billion ($1,000,000,000) dollars.

5.08.  Corporate Name Change and Relocation.    The Reorganized WorldCom Certificate of Incorporation and Reorganized WorldCom By-laws shall provide that, on the Effective Date, WorldCom shall change its name to MCI, Inc. and reincorporate as a Delaware corporation in the manner set forth in Section 5.05(c) of the Plan. On and after the Effective Date, the corporate offices of MCI, Inc. and the other Reorganized Debtors shall be located at 22001 Loudoun County Parkway, Ashburn, Virginia 20147.

5.09.  Cancellation of Existing Securities and Agreements.    On the Effective Date, subject to Section 5.06(c) of the Plan, any document, agreement, or instrument evidencing any Claim or Equity Interest, other than a Claim that is reinstated and rendered unimpaired under the Plan or Equity Interest held by a Debtor in any Subsidiary, shall be deemed cancelled without further act or action under any applicable agreement, law, regulation, order, or rule and the obligations of the Debtors under such documents, agreements, or instruments evidencing such Claims and Equity Interests, as the case may be, shall be discharged; provided, however, that the Indentures shall continue in effect for the purposes of permitting the Indenture Trustees to (i) make any distributions pursuant to the Plan and to perform such other necessary functions with respect thereto and (ii) maintain and assert any rights or liens for reasonable fees, costs, and expenses under the Indentures.

5.10.  Hart-Scott-Rodino Compliance.    Any shares of New Common Stock to be distributed under the Plan to any entity required to file a Premerger Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall not be distributed until the notification and waiting periods applicable under such Act to such entity shall have expired or been terminated.

5.11.  Electing Holder’s Designation.    With respect to each Electing Holder that may receive a combination of New Notes or New Common Stock, in lieu of receiving New Notes and New Common Stock on account of each Allowed Claim as otherwise provided in Article IV of the Plan, such Electing Holder may designate (so long as such Electing Holder holds more than one (1) Allowed Claim) on the Election Form that such Electing Holder shall receive on account of specified Allowed Claims a specific portion of the New Notes and/or New Common Stock that such Electing Holder is entitled to receive on account of all Allowed Claims for which elections are made by such Electing Holder. Each Electing Holder making the designation described above shall receive the same aggregate principal amount of New Notes and aggregate shares of New Common Stock as such holder would have received pursuant to Article IV of the Plan had such holder not made such designation.

5.12.  Violations of Claims Trading Order.    In the event that any person or group of persons is in violation of the Trading Order and such person or group of persons, but for the application of this Section 5.12, would become a “5% shareholder” (within the meaning of section 382 of the Tax Code and the Treasury Regulations promulgated thereunder) of Reorganized WorldCom as a result of the implementation of the Plan, such person(s) (and, to the extent necessary, any other person whose ownership would be attributed to any such person for purposes of section 382 of the Tax Code) shall not be entitled to and shall not receive distributions of New Common Stock pursuant to the Plan (i) in excess of fourteen million three hundred fifty nine thousand nine hundred ninety-nine (14,359,999) shares of New Common Stock, if such violation was a failure to notify the Debtors of ownership of one billion ($1,000,000,000) dollars or more of Claims, or (ii) in respect of any Claims acquired in violation of the Trading Order. If, after May 16, 2003 and prior to the Distribution Notification Date, the Debtors become aware of circumstances that would result in the application of the preceding sentence as to any person(s), then to the extent that such person(s) would not be entitled to receive New Common Stock by reason of this Section 5.12, such person(s) shall be treated as having elected on an Election Form to receive New

Notes in accordance with the applicable provisions of Article IV of the Plan. If the Debtors or Reorganized WorldCom only become aware of such circumstances after the Distribution Notification Date, then, except as provided below, no distribution shall be made in lieu of the New Common Stock that is not distributable by reason of this Section 5.12. If such New Common Stock was already distributed, such distribution of New Common Stock shall be null and void and the respective amount of New Common Stock, together with any dividends or other distributions that were received by the purported recipient of such New Common Stock under the Plan, shall be promptly returned to Reorganized WorldCom. Pursuant to provisions to be contained in the Reorganized WorldCom Certificate of Incorporation or Reorganized WorldCom By-Laws, Reorganized WorldCom (i) shall use good faith efforts to sell, to the extent practicable (as determined by Reorganized WorldCom), and shall only sell for Cash, any New Common Stock that was not distributable under this Section 5.12 by reason of circumstances of which Reorganized WorldCom became aware after the Distribution Notification Date or that was returned to Reorganized WorldCom pursuant to the terms of the preceding sentence, and (ii) following any such sale, shall distribute to the person (or persons on a proportionate basis) to whom such New Common Stock would otherwise have been distributable an amount equal to the lesser of (A) the sales proceeds in excess of Reorganized WorldCom’s expenses in connection with the sale and (B) the value of the sold shares as of the Effective Date (as determined in good faith by Reorganized WorldCom). The reasonable determinations of the Debtors or Reorganized WorldCom under this Section 5.12 regarding any amounts of New Common Stock that are not distributable or that must be returned shall be final and binding, and shall be made by the earlier of the expiration of the restrictions on the transferability of Reorganized WorldCom Equity described in clause (ii) of the first sentence of Section 9.03 of the Plan and the filing of the federal income tax return of Reorganized WorldCom for the taxable year in which the Effective Date occurs. Any disputes under this Section 5.12 shall be resolved by the Bankruptcy Court.

ARTICLE VI

PROVISIONS REGARDING VOTING

AND DISTRIBUTIONS UNDER THE PLAN

6.01.  Voting of Claims.    Each holder of an Allowed Claim in an impaired Class of Claims that is entitled to vote on the Plan pursuant to Article IV of the Plan shall be entitled to vote separately to accept or reject the Plan as provided in such order as is entered by the Bankruptcy Court establishing procedures with respect to the solicitation and tabulation of votes to accept or reject the Plan, or any other order or orders of the Bankruptcy Court.

6.02.  Nonconsensual Confirmation.    If any impaired Class of Claims entitled to vote shall not accept the Plan by the requisite statutory majority provided in section 1126(c) of the Bankruptcy Code, the Debtors reserve the right to amend the Plan in accordance with Section 13.09 of the Plan or undertake to have the Bankruptcy Court confirm the Plan under section 1129(b) of the Bankruptcy Code or both. With respect to impaired Classes of Claims that are deemed to reject the Plan, the Debtors shall request that the Bankruptcy Court confirm the Plan pursuant to section 1129(b) of the Bankruptcy Code.

6.03.  Disbursing Agent.    All distributions under the Plan shall be made by the Disbursing Agent.

6.04.  Distributions of Cash.    Any payment of Cash made by the Disbursing Agent pursuant to the Plan shall, at the Disbursing Agent’s option, be made by check drawn on a domestic bank or wire transfer.

6.05.  Timing of Distributions.    In the event that any payment, distribution, or act under the Plan is required to be made or performed on a date that is not a Business Day, then the making of such payment or distribution or the performance of such act may be completed on or as soon as reasonably practicable after the next succeeding Business Day, but shall be deemed to have been completed as of the required date.

6.06.  Distributions to Classes 4, 6, and 12.    Subject to Bankruptcy Rule 9010, all distributions under the Plan to holders of Allowed Claims in Classes 4, 6, and 12 shall be made to the holder of each Allowed Claim at the address of such holder as listed on the Schedules as of the Distribution Notification Date, unless the Debtors or, on and after the Effective Date, the Reorganized Debtors, have been notified in writing of a change of address, including, without limitation, by the timely filing of a proof of claim by such holder that provides an address for such holder different from the address reflected on the Schedules. In the event that any distribution to any such holder is returned as undeliverable, the Disbursing Agent shall use reasonable efforts to determine the current address of such holder, but no distribution to such holder shall be made unless and until the Disbursing Agent has determined the then current address of such holder, at which time such distribution shall be made to such holder without interest; provided, however, that, at the expiration of one (1) year from the Effective Date such distributions shall be deemed unclaimed property and shall be treated in accordance with Section 6.14 of the Plan.

6.07.  Distributions to Classes 5, 9, 11, and 13.    Distributions for the benefit of the holders of WorldCom Note Claims, MCIC Senior Debt Claims, Intermedia Senior Debt Claims, and Intermedia Subordinated Debt Claims shall be made to the WorldCom Notes Indenture Trustee, the MCIC Senior Notes Indenture Trustee, the Intermedia Senior Notes Indenture Trustee, and the Intermedia Subordinated Notes Indenture Trustee, respectively. The Indenture Trustees shall, in turn, promptly administer the distribution to the holders of Allowed Claims in Classes 5, 9, 11, and 13, respectively, in accordance with the Plan and the applicable Indenture. Distributions for the benefit of the holders of Bank Claims shall be made to the Bank of America, N.A. as co-administrative agent under the 364-Day Facility and the Revolving Credit Facility or as otherwise agreed by WorldCom and such holder. Bank of America, N.A. shall, in turn, promptly administer the distribution to the holders of Bank Claims in Class 5. The distribution of New Common Stock or New Notes to the Indenture Trustees or Bank of America, N.A. shall be deemed a distribution to the respective holder of an Allowed Claim. The Indenture Trustees and Bank of America, N.A. shall not be required to give any bond or surety or other security for the performance of their duties unless otherwise ordered by the Bankruptcy Court; and, in the event that such parties are so otherwise ordered, all costs and expenses of procuring any such bond or surety shall be paid by the Reorganized Debtors. After the Effective Date, the reasonable fees and expenses of the Indenture Trustees and Bank of America, N.A. incurred in connection with the distribution described in this Section 6.07 shall be paid by the Reorganized Debtors.

6.08.  Surrender of Instruments.    Except to the extent evidenced by electronic entry, as a condition to receiving any distribution under the Plan, each holder of a certificated instrument or note must surrender such instrument or note held by it to the Disbursing Agent or its designee, unless such certificated instrument or note is being reinstated or being left unimpaired under the Plan. Any holder of such instrument or note that fails to (i) surrender such instrument or note, or (ii) execute and deliver an affidavit of loss and/or indemnity reasonably satisfactory to the Disbursing Agent before the first (1st) anniversary of the Effective Date shall be deemed to have forfeited all rights and Claims and may not participate in any distribution under the Plan. Any distribution so forfeited shall become property of the Reorganized Debtors.

6.09.  Registration of New Common Stock and New Notes.    Each Registration Rights Holder shall have the right to become a party to the Registration Rights Agreement on the Effective Date. The Registration Rights Agreement shall contain customary terms and conditions in a form reasonably agreed by WorldCom and the Registration Rights Holders holding a majority of the New Common Stock to be covered by the Agreement, including:

(a)  Shelf Registration Rights.    Reorganized WorldCom will use its reasonable efforts to file and have declared effective within one hundred eighty (180) days after the Effective Date a shelf registration statement covering the resale of the registrable New Common Stock and New Notes held by Registration Rights Holders. Subject to customary blackouts as further described in Section 6.09(e) of the Plan, Reorganized WorldCom shall use its reasonable efforts to maintain the effectiveness of any such shelf registration statement continuously for two (2) years or such shorter period of time which shall terminate the day after the date on which the last of the Registration Rights Holders would lawfully be able to sell all of its remaining New Common Stock and New Notes under Rule 144 of the Securities Act of 1933, free of volume limitations, or the first (1st) date on which the Registration Rights Holders shall cease to hold any securities covered by the shelf registration statement.

(b)   Demand Registration Rights.    During the period expiring five (5) years after the Effective Date, in addition to the shelf registration under Section 6.09(a) of the Plan, Registration Rights Holders holding an anticipated five hundred million ($500,000,000) dollars aggregate value of New Common Stock to be registered may demand, by notice to Reorganized WorldCom, underwritten registrations of the New Common Stock held by the Registration Rights Holders who chose to participate therein, subject to pro rata cutback based on shares seeking to participate; provided, however, that Reorganized WorldCom shall not be obligated to effect more than an aggregate of two (2) demand registrations pursuant to this Section 6.09(b) on behalf of Registration Rights Holders, subject to increase as provided in the final sentence of this Section 6.09(b). Reorganized WorldCom may elect to convert any demand registration into a registration for its own account. If Reorganized WorldCom makes such election then the Registration Rights Holders that exercised their demand registration right which was so converted shall receive one (1) additional demand registration right.

(c)   Piggyback Registration Rights.    During the period expiring five (5) years after the Effective Date, Registration Rights Holders shall be entitled to piggyback onto any other registration for the issuance of New Common Stock by Reorganized WorldCom effected by Reorganized WorldCom under the Securities Act of 1933 on any forms other than Form S-4 or S-8 (or any successor or similar form(s)). Registration Rights Holders shall have parity with Reorganized WorldCom in any demand registration that Reorganized WorldCom has converted into a registration for its own account as described in Section 6.09(b) of the Plan. Registration Rights Holders shall have priority over third parties in any registration, including any demand registration that Reorganized WorldCom has converted into a registration for its own account as described in Section 6.09(b) of the Plan, and any cutback, which Reorganized WorldCom believes in its reasonable business judgment to be required, of the registrable New Common Stock of the Registration Rights Holders shall be effected on a pro rata basis among participating Registration Rights Holders.

(d)   Selection of Underwriters.    In the event an offering of New Common Stock is to be underwritten, with respect to any demand registration or otherwise, Reorganized WorldCom, in its sole discretion, shall select a nationally recognized firm of underwriters.

(e)   Blackouts.    Reorganized WorldCom shall have a customary right to suspend, at any time (but not more than twice in any twelve (12) month period, and only with respect to non-consecutive periods of not more than ninety (90) days), the registration process and/or suspend a holders’ ability to use a prospectus if certain significant corporate events are contemplated.

(f)  Expenses.    Reorganized WorldCom shall pay all customary costs and expenses associated with each registration, including for each registration statement prepared the reasonable fees and expenses of attorneys for the Registration Rights Holders selected by Registration Rights Holders holding a majority of the shares of New Common Stock covered by such registration; provided, however, that such attorneys for the Registration Rights Holders shall be approved by Reorganized WorldCom, such approval not to be unreasonably withheld or delayed. Registration Rights Holders will pay underwriting discounts, commissions, and applicable transfer taxes, if any, on any shares sold by such holders.

(g)  Assignment.    Each Registration Rights Holder shall be entitled to assign, in whole or in part, its rights under the Registration Rights Agreement to any assignee of New Common Stock and/or New Notes that is approved by Reorganized WorldCom, such approval not to be unreasonably withheld or delayed.

(h)  Withdrawal.    Any Registration Rights Holder shall be entitled to withdraw from the Registration Rights Agreement immediately upon notice to Reorganized WorldCom and the other Registration Rights Holders party to the Registration Rights Agreement.

6.10.  Minimum Distributions.    No payment of Cash of less than one hundred ($100) dollars shall be made by the Reorganized Debtors to any holder of a Claim unless a request therefor is made in writing to the Reorganized Debtors.

6.11.  Manner of Payment Under the Plan.    All distributions of New Common Stock or Cash to the creditors of each of the Debtors under the Plan shall be made by, or on behalf of, the applicable Reorganized Debtor. Where the applicable Reorganized Debtor is a subsidiary of Reorganized WorldCom, Reorganized WorldCom shall make a capital contribution, either directly or indirectly, to the applicable Reorganized Debtor (and, in the case of the Intermedia Debtors, in accordance with Section 5.05 of the Plan) of an amount of New Common Stock or Cash to be distributed to the creditors of such Debtor, but only at such time as, and to the extent, the amounts are actually distributed to holders of Allowed Claims. All distributions of New Notes to the creditors of the Debtors shall be made by, or on behalf of, Reorganized WorldCom. To the extent that New Notes are issued by Reorganized WorldCom to holders of a Claim against a Debtor (other than WorldCom and Intermedia) in exchange for such holders’ Claims, the portion of the Claims for which such New Notes are issued shall be treated as acquired by Reorganized WorldCom. Immediately thereafter, pursuant to the terms hereof, Reorganized WorldCom shall make a capital contribution of such Claims, either directly or indirectly, to the applicable Debtor and such Claims shall immediately be cancelled and discharged. Any distributions that revert to any of the Reorganized Debtors or are otherwise canceled (such as to the extent any distributions have not been claimed within one (1) year or are cancelled pursuant to Section 6.14 of the Plan) shall revest solely in Reorganized WorldCom, and any applicable Reorganized Debtor (other than Reorganized WorldCom) shall not have (nor shall it be considered to ever have had) any ownership interest in such amounts.

6.12.  Fractional Shares.    No fractional shares of New Common Stock shall be distributed under the Plan. When any distribution pursuant to the Plan on account of an Allowed Claim would otherwise result in the issuance of a number of shares of New Common Stock that is not a whole number, the actual distribution of shares of New Common Stock shall be rounded as follows: (i) fractions of one-half ( 1/2) or greater shall be rounded to the next higher whole number; and (ii) fractions of less than one-half ( 1/2) shall be rounded to the next lower whole number with no further payment therefor. The total number of authorized shares of New Common Stock to be distributed to holders of Allowed Claims shall be adjusted as necessary to account for the rounding provided in this Section 6.12.

6.13.  Fractional Notes.    No New Notes shall be distributed in denominations of less than one thousand ($1,000) dollars. When any distribution pursuant to the Plan on account of an Allowed Claim would otherwise result in the issuance of an amount of New Notes that is not a multiple of one thousand (1,000), the actual distribution of New Notes shall be rounded as follows: (i) denominations of five hundred ($500) dollars or greater shall be rounded up to one thousand ($1,000) dollars; and (ii) denominations of four hundred ninety-nine ($499) dollars or less shall be rounded down to zero ($0.00) with no further payment therefor. The total number of New Notes to be distributed to holders of Allowed Claims shall be adjusted as necessary to account for the rounding provided in this Section 6.13.

6.14.  Unclaimed Distributions.    All distributions under the Plan that are unclaimed for a period of one (1) year after distribution thereof shall be deemed unclaimed property under section 347(b) of the Bankruptcy Code and revested in the Reorganized Debtors and any entitlement of any holder of any Claim to such distributions shall be extinguished and forever barred.

6.15.  Distributions to Holders as of the Distribution Notification Date.    As at the close of business on the Distribution Notification Date, the Claims register shall be closed, and there shall be no further changes in the record holder of any Claim. The Reorganized Debtors and any party responsible for making distributions pursuant to Section 6.07 of the Plan shall have no obligation to recognize any transfer of any Claim occurring after the Distribution Notification Date. The Reorganized Debtors and any party responsible for making distributions pursuant to Section 6.07 of the Plan shall instead be authorized and entitled to recognize and deal for all purposes under the Plan with only those record holders stated on the Claims register as of the close of business on the Distribution Notification Date.

6.16.  Setoffs.    The Debtors may, but shall not be required to, set off against any Claim (for purposes of determining the Allowed amount of such Claim on which distribution shall be made), any Claims of any nature whatsoever that the Debtors may have against the holder of such Claim, but neither the failure to do so nor the allowance of any Claim hereunder shall constitute a waiver or release by the Debtors of any such Claim the Debtors may have against the holder of such Claim.

6.17.   Allocation of Plan Distributions Between Principal and Interest.    To the extent that any Allowed Claim entitled to a distribution under the Plan is comprised of indebtedness and accrued but unpaid interest thereon, such distribution shall be allocated first to the principal amount of the Claim (as determined for federal income tax purposes) and then, to the extent the consideration exceeds the principal amount of the Claim, to accrued but unpaid interest.

ARTICLE VII

PROCEDURES FOR TREATING DISPUTED CLAIMS

7.01.   Objections to Administrative Expense Claims and Claims.    The Reorganized Debtors shall be entitled to object to Administrative Expense Claims and Claims. Any objections to Administrative Expense Claims and Claims shall be filed and served on or before the later of (i) one hundred eighty (180) days after the Effective Date, and (ii) such date as may be fixed by the Bankruptcy Court, after notice and a hearing, whether fixed before or after the date specified in clause (i) above.

7.02.   No Distributions Pending Allowance.    Notwithstanding any other provision hereof, if any portion of a Claim is a Disputed Claim, no payment or distribution provided hereunder shall be made on account of such Claim unless and until such Disputed Claim becomes an Allowed Claim.

7.03.   Personal Injury Claims.    All Personal Injury Claims are Disputed Claims. No distributions shall be made on account of any Personal Injury Claim unless and until such Claim is liquidated and becomes an Allowed Claim. Any Personal Injury Claim which has not been liquidated prior to the Effective Date and as to which a proof of claim was timely filed in the Chapter 11 Cases, shall be determined and liquidated in the administrative or judicial tribunal in which it is pending on the Effective Date or, if no action was pending on the Effective Date, in any administrative or judicial tribunal of appropriate jurisdiction. Any Personal Injury Claim determined and liquidated (i) pursuant to a judgment obtained in accordance with this Section and applicable nonbankruptcy law which is no longer appealable or subject to review, or (ii) in any alternative dispute resolution or similar proceeding as same may be approved by order of a court of competent jurisdiction, shall be deemed, to the extent applicable, an Allowed Claim in Class 4, 6, or 12, as applicable, in such liquidated amount and treated in accordance with Sections 4.04, 4.06, or 4.12 of the Plan; provided, however, that the Allowed amount of any Personal Injury Claim that also is an Insured Claim shall be limited as provided in Section 7.05 of the Plan. Nothing contained in this Section 7.03 shall constitute or be deemed a waiver of any Claim, right, or Cause of Action that the Debtors may have against any person in connection with or arising out of any Personal Injury Claim, including, without limitation, any rights under section 157(b) of title 28 of the United States Code.

7.04.   Distributions to Convenience Claims, WorldCom General Unsecured Claims, and Intermedia General Unsecured Claims After Allowance.    After such time as a Disputed Convenience Claim, Disputed WorldCom General Unsecured Claim, or Disputed Intermedia General Unsecured Claim becomes an Allowed Claim, the Reorganized Debtors shall distribute to the holder thereof the distributions, if any, to which such holder is then entitled under the Plan. Such distributions to holders of Allowed Convenience Claims shall be made on or before the date that is twenty (20) days after the order or judgment of the Bankruptcy Court allowing such Disputed Convenience Claim becomes a Final Order, without any post-Effective Date interest thereon. Such distributions to holders of Allowed WorldCom General Unsecured Claims and Allowed Intermedia General Unsecured Claim shall be made on the next Subsequent Distribution Date that is not less than twenty (20) days from the date upon which the order or judgment of the Bankruptcy Court allowing such Disputed WorldCom General Unsecured Claims or Disputed Intermedia General Unsecured Claim becomes a Final Order, without any post-Effective Date interest thereon.

7.05.  Distributions Relating to Allowed Insured Claims.    Distributions under the Plan to each holder of an Allowed Insured Claim shall be in accordance with the treatment provided under the Plan for the Class in which such Allowed Insured Claim is classified; provided, however, that in no event shall the Allowed amount of an Insured Claim exceed the maximum amount that the Debtors are required to pay in respect of such Insured Claim pursuant to any pertinent insurance policies and applicable law. Nothing contained herein shall constitute or be deemed a waiver of any Cause of Action that the Debtors or any entity may hold against any other entity, including, without limitation, insurers under any policies of insurance.

7.06.  Resolution of Administrative Expense Claims and Claims.    On and after the Effective Date, the Reorganized Debtors shall have the authority to compromise, settle, otherwise resolve, or withdraw any objections to Administrative Expense Claims and Claims and compromise, settle, or otherwise resolve Disputed Administrative Expense Claims and Disputed Claims without approval of the Bankruptcy Court.

ARTICLE VIII

EXECUTORY CONTRACTS AND UNEXPIRED LEASES

8.01.  Assumption or Rejection of Executory Contracts and Unexpired Leases.    Pursuant to sections 365(a) and 1123(b)(2) of the Bankruptcy Code, all executory contracts and unexpired leases that exist between the Debtors and any person or entity shall be deemed assumed by the Debtors, as of the Effective Date, except for any executory contract or unexpired lease (i) that has been rejected pursuant to an order of the Bankruptcy Court entered prior to the Effective Date and for which the motion was filed prior to the Confirmation Date, (ii) as to which a motion for approval of the rejection of such executory contract or unexpired lease has been filed and served prior to the Confirmation Date, or (iii) that is specifically designated as a contract or lease to be rejected on Schedule 8.01(A) (executory contracts) or Schedule 8.01(B) (unexpired leases), which Schedules shall be contained in the Plan Supplement; provided, however, that the Debtors reserve the right, on or prior to the Confirmation Date, to amend Schedules 8.01(A) and 8.01(B) to delete any executory contract or unexpired lease therefrom or add any executory contract or unexpired lease thereto, in which event such executory contract(s) or unexpired lease(s) shall be deemed to be, respectively, assumed or rejected. The Debtors shall provide notice of any amendments to Schedules 8.01(A) and 8.01(B) to the parties to the executory contracts and unexpired leases affected thereby. The listing of a document on Schedule 8.01(A) or 8.01(B) shall not constitute an admission by the Debtors that such document is an executory contract or an unexpired lease or that the Debtors have any liability thereunder.

8.02.  Approval of Assumption or Rejection of Executory Contracts and Unexpired Leases.    Entry of the Confirmation Order shall, subject to and upon the occurrence of the Effective Date, constitute (i) the approval, pursuant to sections 365(a) and 1123(b)(2) of the Bankruptcy Code, of the assumption of the executory contracts and unexpired leases assumed and assigned pursuant to Section 8.01 of the Plan, (ii) the extension of time, pursuant to section 365(d)(4) of the Bankruptcy Code, within which the Debtors may assume, assume and assign, or reject the unexpired leases specified in Section 8.01 of the Plan through the date of entry of an order approving the assumption, assumption and assignment, or rejection of such unexpired leases, and (iii) the approval, pursuant to sections 365(a) and 1123(b)(2) of the Bankruptcy Code, of the rejection of the executory contracts and unexpired leases rejected pursuant to Section 8.01 of the Plan.

8.03.  Inclusiveness.    Unless otherwise specified on Schedules 8.01(A) and 8.01(B), each executory contract and unexpired lease listed or to be listed on Schedules 8.01(A) and 8.01(B) shall include modifications, amendments, supplements, restatements, or other agreements made directly or indirectly by any agreement, instrument, or other document that in any manner affects such executory contract or unexpired lease, without regard to whether such agreement, instrument or other document is listed on Schedules 8.01(A) and 8.01(B).

8.04.  Tariff Services.    All Access Providers shall continue to provide without interruption all Tariff Services, specifically including usage-sensitive access services, provided to the Debtors prior to the Effective Date. Any Claim against a Debtor by an Access Provider for the provision of Tariff Services to such Debtor prior to the Commencement Date shall be treated in accordance with Sections 4.04, 4.06, and 4.12, as applicable.

8.05.  Cure of Defaults.    Except as may otherwise be agreed to by the parties, within thirty (30) days after the Effective Date, the Reorganized Debtors shall cure any and all undisputed defaults under any executory contract or unexpired lease assumed by the Debtors pursuant to the Plan, in accordance with section 365(b) of the Bankruptcy Code. All disputed defaults that are required to be cured shall be cured either within thirty (30) days of the entry of a Final Order determining the amount, if any, of the Reorganized Debtors’ liability with respect thereto, or as may otherwise be agreed to by the parties.

8.06.  Bar Date for Filing Proofs of Claim Relating to Executory Contracts and Unexpired Leases Rejected Pursuant to the Plan.    Claims arising out of the rejection of an executory contract or unexpired lease pursuant to Section 8.01 of the Plan must be filed with the Bankruptcy Court and served upon the Debtors or, on and after the Effective Date, Reorganized WorldCom, no later than thirty (30) days after the later of (i) notice of entry of an order approving the rejection of such executory contract or unexpired lease, (ii) notice of entry of the Confirmation Order, and (iii) notice of an amendment to Schedule 8.01(A) or 8.01(B). All such Claims not filed within such time will be forever barred from assertion against the Debtors and their estates or the Reorganized Debtors and their property.

8.07.  Survival of Corporate Reimbursement Obligations.    Except as set forth on Schedules 8.01(A) and 8.01(B), any prepetition indemnification obligations of the Debtors pursuant to their corporate charters and by-laws or agreements entered into any time prior to the Commencement Date shall be limited to the reimbursement of current directors, officers, and/or employees, other than Culpable Individuals, for legal fees and expenses and shall continue as obligations of the Reorganized Debtors in an amount not to exceed twenty-five million ($25,000,000) dollars in the aggregate. Other than as set forth in the preceding sentence, nothing herein shall be deemed to be an assumption of any other prepetition indemnification obligation and any such obligations shall be rejected pursuant to the Plan.

8.08.  Insurance Policies.    All of the Debtors’ insurance policies and any agreements, documents, or instruments relating thereto, are treated as executory contracts under the Plan. Notwithstanding the foregoing, distributions under the Plan to any holder of an Insured Claim shall be in accordance with the treatment provided under Article IV and Section 7.05 of the Plan. Nothing contained herein shall constitute or be deemed a waiver of any Cause of Action that the Debtors may hold against any entity, including, without limitation, the insurer under any of the Debtors’ policies of insurance.

8.09.  Compensation and Benefit Programs.    Except as provided in Section 8.01 of the Plan, the Pension Plans and all savings plans, retirement plans, health care plans, performance-based incentive plans, retention plans, workers’ compensation programs and life, disability, directors and officers liability, and other insurance plans are treated as executory contracts under the Plan and shall, on the Effective Date, be deemed assumed by the Debtors in accordance with sections 365(a) and 1123(b)(2) of the Bankruptcy Code; provided, however, that such programs shall not be continued for the benefit of, and shall be deemed rejected with respect to, Culpable Individuals.

8.10.  Retiree Benefits.    On and after the Effective Date, pursuant to section 1129(a)(13) of the Bankruptcy Code, the Reorganized Debtors shall continue to pay all retiree benefits of the Debtors (within the meaning of section 1114 of the Bankruptcy Code), if any, at the level established in accordance with section 1114 of the Bankruptcy Code, at any time prior to the Confirmation Date, for the duration of the period for which the Debtors had obligated themselves to provide such benefits.

ARTICLE IX

PROVISIONS REGARDING CORPORATE GOVERNANCE

AND MANAGEMENT OF THE REORGANIZED DEBTORS

9.01.   General.    On the Effective Date, the management, control, and operation of Reorganized WorldCom and the Reorganized Debtors shall become the general responsibility of the Boards of Directors of Reorganized WorldCom and the Reorganized Debtors, respectively.

9.02.   Directors and Officers of Reorganized WorldCom and the Reorganized Debtors.

(a)   Reorganized WorldCom Board of Directors.    The initial Board of Directors of Reorganized WorldCom shall be disclosed not later than ten (10) days prior to the Confirmation Hearing. Each of the members of such initial Board of Directors shall serve in accordance with applicable nonbankruptcy law and the Reorganized WorldCom Certificate of Incorporation and Reorganized WorldCom By-laws, as the same may be amended from time to time.

(b)   Reorganized WorldCom Officers.    The officers of Reorganized WorldCom immediately prior to the Effective Date shall serve as the initial officers of Reorganized WorldCom on and after the Effective Date. Such officers shall serve in accordance with applicable nonbankruptcy law, any employment agreement with Reorganized WorldCom, and the Reorganized WorldCom Certificate of Incorporation and Reorganized WorldCom By-laws, as the same may be amended from time to time.

(c)   Reorganized Debtors’ Boards of Directors.    The initial Boards of Directors of each of the Reorganized Debtors, other than Reorganized WorldCom, shall consist of at least one (1) individual selected by the Chief Executive Officer of Reorganized WorldCom. The names of the members of the initial Boards of Directors of each of the Reorganized Debtors shall be disclosed not later than ten (10) days prior to the Confirmation Hearing. Each of the members of such initial Boards of Directors shall serve in accordance with applicable nonbankruptcy law and its certificate of incorporation and by-laws, as the same may be amended from time to time.

(d)   Reorganized Debtors’ Officers.    The officers of the Reorganized Debtors, other than Reorganized WorldCom, immediately prior to the Effective Date shall serve as the initial officers of the Reorganized Debtors on and after the Effective Date. Such officers shall serve in accordance with applicable nonbankruptcy law, any employment agreement with the Reorganized Debtors, and the applicable certificate of incorporation and by-laws, as the same may be amended from time to time.

9.03.   Certificates of Incorporation and By-laws.    The Reorganized WorldCom Certificate of Incorporation, the Reorganized WorldCom By-laws, and the certificates of incorporation and by-laws of each of the other Reorganized Debtors shall contain provisions necessary (i) to prohibit the issuance of nonvoting equity securities as required by section 1123(a)(6) of the Bankruptcy Code, subject to further amendment of such certificates of incorporation and by-laws as permitted by applicable law, (ii) to impose restrictions on the direct or indirect transferability of the New Common Stock or other equity of Reorganized WorldCom (“Reorganized WorldCom Equity”) such that (A) no person or “entity” may acquire or accumulate 4.75% or more (as determined under tax law principles governing the application of section 382 of the Tax Code) of the Reorganized WorldCom Equity and (B) no person or entity owning directly or indirectly (as determined under such tax law principles) on the Effective Date, after giving effect to the Plan, 4.75% or more of the New Common Stock may acquire additional shares of Reorganized WorldCom Equity, subject to certain exceptions and limitations (including, without limitation, limited duration of restrictions as described below, the right of the Board of Directors to waive such restrictions in its reasonable discretion, and allowance for certain acquisitions without the need for prior Board of Directors approval, including, without limitation, qualified tender offers for all of Reorganized WorldCom’s stock), (iii) to impose the requirement that any “stock split” or “reverse stock split” within one (1) year after the Effective Date be approved by at least ninety-five (95%) percent of the holders of New Common Stock then outstanding; and (iv) to effectuate the provisions of the Plan. All restrictions on the transferability of the Reorganized WorldCom Equity described under clause (ii) above shall expire on the earlier of the second (2nd) anniversary of the Effective Date and the date on which the Board of Directors of Reorganized WorldCom in good faith determines that, (A) the requirements under section 382(l)(5) of the Tax Code will not be satisfied with respect to the ownership change occurring directly as a result of the consummation of the Plan or (B) electing treatment under section 382(l)(5) of the Tax Code is not in the best interests of Reorganized WorldCom or its stockholders. Reorganized WorldCom shall use good faith efforts to make the determination of whether a reasonable basis exists for taking the position that the requirements of section 382(l)(5) of the Tax Code have been satisfied, at the earliest date following the Effective Date that adequate information regarding the ownership of Reorganized WorldCom is reasonably available, and from time to time thereafter as additional information or developments relevant to this determination are reasonably available or occur.

9.04.  Authorization and Issuance of New Securities.    The issuance of the following securities by Reorganized WorldCom is hereby authorized without further act or action under applicable law, regulation, order, or rule:

(a) The	New Notes in an aggregate principal amount of up to five billion five hundred million ($5,500,000,000) dollars;

(b)  Two billion (2,000,000,000) shares of New Common Stock;

(c)  The Director Restricted Stock; and

(d)  The Management Restricted Stock.

9.05.  Listing of New Common Stock.    Reorganized WorldCom shall use commercially reasonable efforts to cause the shares of New Common Stock to be listed on the NASDAQ National Market System for trading on or as soon as practicable after the Effective Date.

9.06.  New Management Restricted Stock Plan.    Prior to the Effective Date, Reorganized WorldCom shall adopt the New Management Restricted Stock Plan. Reorganized WorldCom shall, on the Effective Date, implement an equity-based program for certain of its employees, pursuant to which such employees shall receive restricted shares of New Common Stock (the “Management Restricted Stock”). The terms of the New Management Restricted Stock Plan shall be contained in the Plan Supplement.

9.07.  New Director Restricted Stock Plan.    Prior to the Effective Date, Reorganized WorldCom shall adopt the New Director Restricted Stock Plan. Reorganized WorldCom shall, on the Effective Date, implement an equity-based program for the members of the Board of Directors of Reorganized WorldCom, pursuant to which such members shall receive restricted shares of New Common Stock (the “Director Restricted Stock”). The terms of the New Director Restricted Stock Plan shall be contained in the Plan Supplement.

ARTICLE X

EFFECT OF CONFIRMATION

10.01.  Vesting of Assets.    Upon the Effective Date, pursuant to sections 1141(b) and (c) of the Bankruptcy Code, all property of the estates of the Debtors shall vest in the Reorganized Debtors free and clear of all Claims, Liens, encumbrances, charges, and other interests, except as provided herein. From and after the Effective Date, the Reorganized Debtors may operate their businesses and may use, acquire, and dispose of property free of any restrictions of the Bankruptcy Code or the Bankruptcy Rules and in all respects as if there were no pending cases under any chapter or provision of the Bankruptcy Code, except as provided herein.

10.02.  Discharge of Claims and Termination of Equity Interests.    Except as otherwise provided herein or in the Confirmation Order, the rights afforded in the Plan and the payments and distributions to be made hereunder shall be in exchange for and in complete satisfaction, discharge, and release of all existing debts and Claims, and shall terminate all Equity Interests, of any kind, nature, or description whatsoever, including any interest accrued on such Claims from and after the Commencement Date, against or in the Debtors or any of their assets or properties to the fullest extent permitted by section 1141 of the Bankruptcy Code. Except as provided in the Plan, upon the Effective Date, all existing Claims against the Debtors and Equity Interests in the Debtors, shall be, and shall be deemed to be, discharged and terminated, and all holders of Claims and Equity Interests shall be precluded and enjoined from asserting against the Reorganized Debtors, or any of their assets or properties, any other or further Claim or Equity Interest based upon any act or omission, transaction, or other activity of any kind or nature that occurred prior to the Effective Date, whether or not such holder has filed a proof of Claim or proof of Equity Interest.

10.03.  Discharge of Debtors.    Upon the Effective Date and in consideration of the distributions to be made hereunder, except as otherwise expressly provided herein, each holder (as well as any trustees and agents on behalf of each holder) of a Claim or Equity Interest and any affiliate of such holder shall be deemed to have forever waived, released, and discharged the Debtors, to the fullest extent permitted by section 1141 of the Bankruptcy Code, of and from any and all Claims, Equity Interests, rights, and liabilities that arose prior to the Effective Date. Upon the Effective Date, all such persons shall be forever precluded and enjoined, pursuant to section 524 of the Bankruptcy Code, from prosecuting or asserting any such discharged Claim against or terminated Equity Interest in the Debtors.

10.04.  Injunction.    Except as otherwise expressly provided in the Plan, the Confirmation Order, or a separate order of the Bankruptcy Court, all entities who have held, hold, or may hold Claims against or Equity Interests in any or all of the Debtors and other parties in interest, along with their respective present or former employees, agents, officers, directors, or principals, are permanently enjoined, on and after the Effective Date, from (i) commencing or continuing in any manner any action or other proceeding of any kind against the Debtors or Reorganized Debtors with respect to any such Claim or Equity Interest, (ii) enforcing, attaching, collecting, or recovering by any manner or means of any judgment, award, decree, or order against the Debtors or Reorganized Debtors on account of any such Claim or Equity Interest, (iii) creating, perfecting, or enforcing any encumbrance of any kind against the Debtors or Reorganized Debtors or against the property or interests in property of the Debtors or Reorganized Debtors on account of any such Claim or Equity Interest, (iv) commencing or continuing in any manner any action or other proceeding of any kind with respect to any Claims and Causes of Action which are extinguished or released pursuant to the Plan, and (v) taking any actions to interfere with the implementation or consummation of the Plan.

10.05.  Term of Injunctions or Stays.    Unless otherwise provided in the Plan, the Confirmation Order, or a separate order of the Bankruptcy Court, all injunctions or stays arising under or entered during the Chapter 11 Cases under section 105 or 362 of the Bankruptcy Code, or otherwise, and in existence on the Confirmation Date, shall remain in full force and effect until the later of the Effective Date and the date indicated in such applicable order.

10.06.  Exculpation.    None of the Debtors, the Reorganized Debtors, the Committee and its members, the Indenture Trustees, the MatlinPatterson Investors, Silver Lake, the Ad Hoc Committee of Intermedia Noteholders, the Ad Hoc Committee of MCIC Senior Noteholders, and the Ad Hoc Committee of WorldCom Noteholders or any of their respective current members, partners, officers, directors, employees, advisors, professionals, affiliates, or agents (but solely in their capacities as such) shall have or incur any liability to any holder of a Claim or Equity Interest for any act or omission in connection with, related to, or arising out of, the Chapter 11 Cases, the pursuit of confirmation of the Plan, the consummation of the Plan, or the administration of the Plan or the property to be distributed under the Plan, except for willful misconduct, gross negligence, or criminal conduct and, in all respects, the Debtors, the Reorganized Debtors, the Committee and its members, the Indenture Trustees, the MatlinPatterson Investors, Silver Lake, the Ad Hoc Committee of Intermedia Noteholders, the Ad Hoc Committee of MCIC Senior Noteholders, and the Ad Hoc Committee of WorldCom Noteholders, and each of their respective current members, partners, officers, directors, employees, advisors, professionals, affiliates, and agents shall be entitled to rely upon the advice of counsel with respect to their duties and responsibilities under the Plan. Nothing in this Section 10.06 shall (i) be construed as a release of any entity’s fraud, gross negligence, malpractice, or willful misconduct with respect to matters set forth in this Section 10.06 or (ii) limit the liability of the professionals of the Debtors, the Reorganized Debtors, the Committee and its members, the Indenture Trustees, the MatlinPatterson Investors, Silver Lake, the Ad Hoc

Committee of Intermedia Noteholders, the Ad Hoc Committee of MCIC Senior Noteholders, and the Ad Hoc Committee of WorldCom Noteholders to their respective clients pursuant to DR 6-012 of the Code of Professional Responsibility.

10.07.  Avoidance and Recovery Actions.     From and after the Effective Date, the Reorganized Debtors shall have the right to prosecute any avoidance or equitable subordination or recovery actions under sections 105, 502(d), 510, 542 through 551, and 553 of the Bankruptcy Code that belong to the Debtors or Debtors in Possession other than the Intermedia Avoidance Claims, which shall be extinguished pursuant to Section 5.06(a) of the Plan, and such other avoidance or recovery actions against parties to the Compromise and Settlements under Section 5.06 of the Plan.

10.08.  Retention of Causes of Action/Reservation of Rights.

(a)  Except as against parties to the Compromise and Settlements under Section 5.06 of the Plan, nothing contained in the Plan or the Confirmation Order shall be deemed to be a waiver or the relinquishment of any rights or Causes of Action that the Debtors or the Reorganized Debtors may have or which the Reorganized Debtors may choose to assert on behalf of their respective estates under any provision of the Bankruptcy Code or any applicable nonbankruptcy law, including, without limitation, (i) any and all Claims against any person or entity, to the extent such person or entity asserts a crossclaim, counterclaim, and/or Claim for setoff which seeks affirmative relief against the Debtors, the Reorganized Debtors, their officers, directors, or representatives, (ii) the turnover of any property of the Debtors’ estates, and (iii) Causes of Action against current or former directors, officers, professionals, agents, financial advisors, underwriters, lenders, or auditors relating to acts or omissions occurring prior to the Commencement Date.

(b)  Nothing contained in the Plan or the Confirmation Order shall be deemed to be a waiver or relinquishment of any Claim, Cause of Action, right of setoff, or other legal or equitable defense which the Debtors had immediately prior to the Commencement Date, against or with respect to any Claim left unimpaired by the Plan. The Reorganized Debtors shall have, retain, reserve, and be entitled to assert all such Claims, Causes of Action, rights of setoff, and other legal or equitable defenses which they had immediately prior to the Commencement Date fully as if the Chapter 11 Cases had not been commenced, and all of the Reorganized Debtors’ legal and equitable rights respecting any Claim left unimpaired by the Plan may be asserted after the Confirmation Date to the same extent as if the Chapter 11 Cases had not been commenced.

10.09.  United States Exception.    Notwithstanding any provision of the Plan or any document or order associated therewith, in accordance with 18 U.S.C. § 3613(e), nothing shall be deemed to waive, release, discharge, affect, or terminate any liability of, debt of, or Claim against Debtors, the Reorganized Debtors, or any non-Debtor in connection with any criminal action or criminal proceeding by the United States concerning conduct at any time by the Debtors (or their agents or present or former employees) or by the Reorganized Debtors (or their agents or present or former employees), and nothing herein shall release the Debtors, the Reorganized Debtors, or any non-Debtor from the criminal laws of the United States. Nothing in the Plan or in any document or order associated therewith shall be deemed to waive, release, discharge, affect, or terminate any Claim or right of the United States (or any agency or department thereof) to collect any Claim against or assert any right against any non-Debtor (including, but not limited to, any present or former employee, agent, officer, director, or principal of any Debtor or Reorganized Debtor).

ARTICLE XI

CONDITIONS PRECEDENT TO THE EFFECTIVE DATE

11.01.  Effectiveness.    The Plan shall not become effective unless and until the following conditions shall have been satisfied or waived pursuant to Section 11.03 of the Plan:

(a)  The Confirmation Order, in form and substance acceptable to the Debtors, shall have been signed by the judge presiding over the Chapter 11 Cases, and there shall not be a stay or injunction in effect with respect thereto;

(b)  The New Notes Indenture shall be in form and substance reasonably acceptable to the Debtors, the Committee, the MatlinPatterson Investors, the Ad Hoc Committee of Intermedia Noteholders, the Ad Hoc Committee of MCIC Senior Noteholders, and the Ad Hoc Committee of WorldCom Noteholders;

(c)  The Reorganized WorldCom Certificate of Incorporation and the Reorganized WorldCom By-laws shall be in form and substance reasonably acceptable to the Debtors, the Committee, the MatlinPatterson Investors, the Ad Hoc Committee of Intermedia Noteholders, and the Ad Hoc Committee of WorldCom Noteholders and shall be in form and substance reasonably acceptable to the Ad Hoc Committee of MCIC Senior Noteholders solely to the extent such documents affect the New Notes Indenture;

(d)  The New Management Restricted Stock Plan and the New Director Restricted Stock Plan shall be in form and substance reasonably acceptable to the Debtors, the Committee, the MatlinPatterson Investors, the Ad Hoc Committee of Intermedia Noteholders, and the Ad Hoc Committee of WorldCom Noteholders;

(e)  All actions, documents, and agreements necessary to implement the Plan shall have been effected or executed;

(f)  The Debtors shall have received all authorizations, consents, regulatory approvals, rulings, letters, no-action letters, opinions, or documents that are necessary to implement the Plan and that are required by law, regulation, or order; and

(g)  The Debtors shall have paid the final judgment as set forth in the settlement, dated May 19, 2003, between WorldCom and the Securities and Exchange Commission or, if approval of such settlement is stayed pending an appeal, the Debtors shall deposit all amounts due into an escrow account pending final resolution.

11.02.  Failure of Conditions.    In the event that one or more of the conditions specified in Section 11.01 of the Plan have not occurred on or before one hundred twenty (120) days after the Confirmation Date, (i) the Confirmation Order shall be vacated, (ii) no distributions under the Plan shall be made, (iii) the Debtors and all holders of Claims and Equity Interests shall be restored to the status quo ante as of the day immediately preceding the Confirmation Date as though the Confirmation Date never occurred, and (iv) the Debtors’ obligations with respect to Claims and Equity Interests shall remain unchanged and nothing contained herein shall constitute or be deemed a waiver or release of any Claims or Equity Interests by or against the Debtors or any other person or to prejudice in any manner the rights of the Debtors or any person in any further proceedings involving the Debtors.

11.03.  Waiver of Conditions.    The Debtors, in their sole discretion and to the extent not prohibited by applicable law, may waive one (1) or more of the conditions precedent to effectiveness of the Plan set forth in Section 11.01 of the Plan; provided, however, that the Debtors may not waive the conditions precedent that provide for other parties’ reasonable acceptance without the consent of such parties (which shall not be unreasonably withheld or delayed).

ARTICLE XII

RETENTION OF JURISDICTION

12.01.  The Bankruptcy Court shall have exclusive jurisdiction of all matters arising out of, and related to, the Chapter 11 Cases and the Plan pursuant to, and for the purposes of, sections 105(a) and 1142 of the Bankruptcy Code and for, among other things, the following purposes:

(a)  To hear and determine pending applications for the assumption or rejection of executory contracts or unexpired leases and the allowance of cure amounts and Claims resulting therefrom;

(b)  To hear and determine any and all adversary proceedings, applications, and contested matters;

(c)  To hear and determine any objection to Administrative Expense Claims or Claims;

(d)  To enter and implement such orders as may be appropriate in the event the Confirmation Order is for any reason stayed, revoked, modified, or vacated;

(e)  To issue such orders in aid of execution and consummation of the Plan, to the extent authorized by section 1142 of the Bankruptcy Code;

(f)  To consider any amendments to, or modifications of, the Plan, to cure any defect or omission, or reconcile any inconsistency in any order of the Bankruptcy Court, including, without limitation, the Confirmation Order;

(g)  To hear and determine all applications for compensation and reimbursement of expenses of professionals under sections 330, 331, and 503(b) of the Bankruptcy Code;

(h)  To hear and determine disputes arising in connection with the interpretation, implementation, or enforcement of the Plan, including any dispute arising under Section 5.12 of the Plan;

(i)  To issue injunctions, enter and implement other orders, and take such other actions as may be necessary or appropriate to restrain interference by any person with the consummation, implementation, or enforcement of the Plan, the Confirmation Order, or any other order of the Bankruptcy Court;

(j)  To recover all assets of the Debtors and property of the Debtors’ estates, wherever located;

(k)  To hear and determine matters concerning state, local, and federal taxes in accordance with sections 346, 505, and 1146 of the Bankruptcy Code (including the expedited determination of tax under section 505(b) of the Bankruptcy Code);

(l)  To resolve any Disputed Claims;

(m)  To determine the scope of any discharge of any Debtor under the Plan or the Bankruptcy Code;

(n)  To hear any other matter not inconsistent with the Bankruptcy Code; and

(o)  To enter a final decree closing the Chapter 11 Cases.

ARTICLE XIII

MISCELLANEOUS PROVISIONS

13.01.  Effectuating Documents and Further Transactions.    Each of the Debtors and Reorganized Debtors is authorized to execute, deliver, file, or record such contracts, instruments, releases, indentures, and other agreements or documents and take such actions as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan and any securities issued pursuant to the Plan.

13.02.  Corporate Action.    On the Effective Date, all matters provided for under the Plan that would otherwise require approval of the stockholders or directors of one or more of the Debtors or Reorganized Debtors, including, without limitation, (i) the authorization to issue or cause to be issued the New Notes, the New Common Stock, the Director Restricted Stock, and the Management Restricted Stock, (ii) the effectiveness of the Reorganized WorldCom Certificate of Incorporation, the Reorganized WorldCom By-laws, the certificates of incorporation and by-laws of the other Reorganized Debtors, (iii) all restructuring transactions effectuated pursuant to the Plan, (iv) the election or appointment, as the case may be, of directors and officers of Reorganized WorldCom and the other Reorganized Debtors, (v) the authorization and approval of a new revolving credit facility, a new term loan, the New Management Restricted Stock Plan, the New Director Restricted Stock Plan, and the Registration Rights Agreement, and (vi) the qualification of Reorganized WorldCom or any of the Reorganized Debtors as a foreign corporation wherever the conduct of business by the Company requires such qualification, shall be deemed to have occurred and shall be in effect from and after the Effective Date pursuant to the applicable general corporation law of the states in which the Debtors and the Reorganized Debtors are incorporated, without any requirement of further action by the stockholders or directors of the Debtors or Reorganized Debtors. On the Effective Date, or as soon thereafter as is practicable, Reorganized WorldCom and the Reorganized Debtors shall, if required, file their amended certificates of incorporation with the Secretary of State of the state in which each such entity is (or will be) incorporated, in accordance with the applicable general corporation law of each such state.

13.03.  Withholding and Reporting Requirements.    In connection with the consummation of the Plan, the Debtors or the Reorganized Debtors, as the case may be, shall comply with all withholding and reporting requirements imposed by any federal, state, local, or foreign taxing authority and all distributions hereunder shall be subject to any such withholding and reporting requirements.

13.04.  Exemption from Transfer Taxes.    Pursuant to section 1146(c) of the Bankruptcy Code, the issuance, transfer, or exchange of notes or equity securities under the Plan, the creation of any mortgage, deed of trust, or other security interest, the making or assignment of any lease or sublease, or the making or delivery of any deed or other instrument of transfer under, in furtherance of, or in connection with the Plan, including, without limitation, any merger agreements or agreements of consolidation, deeds, bills of sale, or assignments executed in connection with any of the transactions contemplated under the Plan, shall not be subject to any stamp, real estate transfer, mortgage recording, or other similar tax. All sale transactions consummated by the Debtors and approved by the Bankruptcy Court on and after the Commencement Date through and including the Effective Date, including, without limitation, the transfers effectuated under the Plan, the sale by the Debtors of owned property pursuant to section 363(b) of the Bankruptcy Code, and the assumption, assignment, and sale by the Debtors of unexpired leases of non-residential real property pursuant to section 365(a) of the Bankruptcy Code, shall be deemed to have been made under, in furtherance of, or in connection with the Plan and, thus, shall not be subject to any stamp, real estate transfer, mortgage recording, or other similar tax.

13.05.  Payment of Statutory Fees.    On the Effective Date, and thereafter as may be required, the Debtors shall pay all fees payable pursuant to section 1930 of chapter 123 of title 28 of the United States Code.

13.06.  Post-Effective Date Fees and Expenses.    From and after the Effective Date, Reorganized WorldCom and the Reorganized Debtors shall, in the ordinary course of business and without the necessity for any approval by the Bankruptcy Court, pay the reasonable fees and expenses of professional persons thereafter incurred by Reorganized WorldCom and the Reorganized Debtors, including, without limitation, those fees and expenses incurred in connection with the implementation and consummation of the Plan.

13.07.  Dissolution of the Committee.    The Committee shall terminate on the Effective Date, except that the Committee may evaluate, object to (if necessary), and appear at the hearing to consider applications for final allowances of compensation and reimbursement of expenses, including applications for compensation or reimbursement under section 503 of the Bankruptcy Code, and support or prosecute any objections to such applications, if appropriate, and the Committee may continue to function after the Effective Date with respect to the consummation of the SEC final penalty judgment and distribution of the settlement funds thereunder. The post-Effective Date professional fees of the Committee for the services set forth in the preceding sentence shall be paid pursuant to Section 13.06 of the Plan.

13.08.  Plan Supplement.    The Reorganized WorldCom Certificate of Incorporation, the Reorganized WorldCom By-laws, the forms of certificates of incorporation and by-laws of each of the other Reorganized Debtors, Schedules 8.01(A) and 8.01(B) referred to in Section 8.01 of the Plan, a post-Effective Date revolving credit facility agreement, if any, the New Notes Indenture, the New Director Restricted Stock Plan, the New Management Restricted Stock Plan, the Registration Rights Agreement, and any other appropriate documents shall be contained in the Plan Supplement and filed with the Clerk of the Bankruptcy Court at least ten (10) days prior to the last day upon which holders of Claims may vote to accept or reject the Plan; provided, however, that the New Notes Indenture, the New Director Restricted Stock Plan, and the New Management Restricted Stock Plan shall be filed with the Clerk of the Bankruptcy Court at least thirty (30) days prior to the last day upon which holders of Claims may vote to accept or reject the Plan; provided further, however, that the Debtors may amend (A) Schedules 8.01(A) and 8.01(B) through and including the Confirmation Date and (B) each of the other documents contained in the Plan Supplement, subject to Section 11.01 of the Plan, through and including the Effective Date in a manner consistent with the Plan and Disclosure Statement. Upon its filing with the Bankruptcy Court, the Plan Supplement may be inspected in the office of the Clerk of the Bankruptcy Court during normal court hours. Holders of Claims or Equity Interests may obtain a copy of the Plan Supplement on the Debtors’ independent website at www.elawforworldcom.com or upon written request to WorldCom in accordance with Section 13.16 of the Plan.

13.09.  Amendment or Modification of the Plan.    Alterations, amendments, or modifications of or to the Plan may be proposed in writing by the Debtors at any time prior to the Confirmation Date, provided that the Plan, as altered, amended, or modified, satisfies the conditions of sections 1122 and 1123 of the Bankruptcy Code, and the Debtors shall have complied with section 1125 of the Bankruptcy Code. The Plan may be altered, amended, or modified at any time after the Confirmation Date and before substantial consummation, provided that the Plan, as altered, amended, or modified, satisfies the requirements of sections 1122 and 1123 of the Bankruptcy Code and the Bankruptcy Court, after notice and a hearing, confirms the Plan, as altered, amended, or modified, under section 1129 of the Bankruptcy Code and the circumstances warrant such alterations, amendments, or modifications. A holder of a Claim that has accepted the Plan shall be deemed to have accepted the Plan, as altered, amended, or modified, if the proposed alteration, amendment, or modification does not materially and adversely change the treatment of the Claim of such holder. Notwithstanding the forgoing, neither the Debtors nor any other party may modify Section 9.04(b) of the Plan or increase or decrease the aggregate number of shares of New Common Stock projected to be distributed pursuant to Article IV of the Plan between the Confirmation Date and the Effective Date. The amendment or modification of (i) the percentage recovery for the holders of MCIC Senior Debt Claims, Intermedia Senior Debt Claims, or Intermedia Subordinated Debt Claims or (ii) the form of distribution (i.e. New Notes) that shall be distributed to the holders of MCIC Senior Debt Claims shall be deemed to be material amendments or modifications to the holders of such Claims; provided, however, that the foregoing shall not be deemed to be material amendments or modifications to the holders of such Claims to the extent the Ad Hoc Committee of Intermedia Noteholders and Ad Hoc Committee of MCIC Senior Noteholders, as appropriate, consent to such amendments or modifications.

13.10.  Revocation or Withdrawal of the Plan.    The Debtors reserve the right to revoke or withdraw the Plan prior to the Confirmation Date. If the Debtors revoke or withdraw the Plan prior to the Confirmation Date, then the Plan shall be deemed null and void. In such event, nothing contained herein shall constitute or be deemed a waiver or release of any Claims by or against the Debtors or any other person or to prejudice in any manner the rights of the Debtors or any person in any further proceedings involving the Debtors.

13.11.  Severability.    If, prior to the entry of the Confirmation Order, any term or provision of the Plan is held by the Bankruptcy Court to be invalid, void, or unenforceable, the Bankruptcy Court, at the request of the Debtors, shall have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void, or unenforceable, and such term or provision shall then be applicable as altered or interpreted. Notwithstanding any such holding, alteration, or interpretation, the remainder of the terms and provisions of the Plan will remain in full force and effect and will in no way be affected, impaired, or invalidated by such holding, alteration, or interpretation. The Confirmation Order shall constitute a judicial determination and shall provide that each term and provision of the Plan, as it may have been altered or interpreted in accordance with the foregoing, is valid and enforceable pursuant to its terms.

13.12.  Expedited Tax Determination.    The Reorganized Debtors may request an expedited determination of taxes under section 505(b) of the Bankruptcy Code for all returns filed for, or on behalf of, such Reorganized Debtors for all taxable periods through the Effective Date.

13.13.  Governing Law.    Except to the extent that the Bankruptcy Code or other federal law is applicable, or to the extent an exhibit or schedule hereto or in the Plan Supplement provides otherwise, the rights, duties, and obligations arising under the Plan shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, without giving effect to the principles of conflict of laws thereof.

13.14.  Binding Effect.    The Plan shall be binding upon and inure to the benefit of the Debtors, the holders of Claims and Equity Interests, and their respective successors and assigns, including, without limitation, the Reorganized Debtors.

13.15.  Exhibits/Schedules.    All exhibits and schedules to the Plan, including the Plan Supplement, are incorporated into and are a part of the Plan as if set forth in full herein.

13.16.  Notices.    All notices, requests, and demands to or upon the Debtors to be effective shall be in writing (including by facsimile transmission) and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when actually delivered or, in the case of notice by facsimile transmission, when received and telephonically confirmed, addressed as follows:

WORLDCOM, INC.

22001 Loudoun County Parkway

Ashburn, VA 20147

Attn: Michael H. Salsbury, Esq.

General Counsel & Secretary

Telephone: (877) 624-1000

Facsimile: (703) 886-0742

-and-

WEIL, GOTSHAL & MANGES LLP

767 Fifth Avenue

New York, NY 10153

Attn: Marcia L. Goldstein, Esq.

          Lori R. Fife, Esq.

Telephone: (212) 310-8000

Facsimile: (212) 310-8007

-and-

WEIL, GOTSHAL & MANGES LLP

700 Louisiana, Suite 1600

Houston, TX 77002

Attn: Alfredo R. Perez, Esq.

Telephone: (713) 546-5000

Facsimile: (713) 224-9511

Dated: New York, New York          May 23, 2003

Respectfully submitted,
WORLDCOM, INC., et al. (for itself and on behalf of each of the Debtors)
By:	/s/ Michael H. Salsbury
Name: Michael H. Salsbury, Esq.
Title: General Counsel & Secretary

Counsel:

Marcia L. Goldstein, Esq. (MG 2606)

Lori R. Fife, Esq. (LF 2839)

WEIL, GOTSHAL & MANGES LLP

767 Fifth Avenue

New York, NY 10153

Telephone: (212) 310-8000

Facsimile: (212) 310-8007

and

Alfredo R. Perez, Esq.

WEIL, GOTSHAL & MANGES LLP

700 Louisiana, Suite 1600

Houston, TX 77002

Telephone: (713) 546-5000

Facsimile: (713) 224-9511

Attorneys for Debtors and  Debtors in Possession

EXHIBIT A1

Debtor	Case No.
WorldCom Caribbean, Inc.	02-13532

WorldCom, Inc.	02-13533

Intermedia Communications Inc.	02-42154

MCI Communications Corporation	02-42155

Access Network Services, Inc.	02-42156

Access Virginia, Inc.	02-42157

ALD Communications, Inc.	02-42158

BFC Communications, Inc.	02-42159

Bittel Telecommunications Corporation	02-42160

Brooks Fiber Communications of Arkansas, Inc.	02-42161

Brooks Fiber Communications of Bakersfield, Inc.	02-42162

Brooks Fiber Communications of Connecticut, Inc.	02-42163

Brooks Fiber Communications of Fresno, Inc.	02-42164

Brooks Fiber Communications of Massachusetts, Inc.	02-42165

Brooks Fiber Communications of Michigan, Inc.	02-42166

Brooks Fiber Communications of Minnesota, Inc.	02-42167

Brooks Fiber Communications of Mississippi, Inc.	02-42168

Brooks Fiber Communications of Missouri, Inc.	02-42169

Brooks Fiber Communications of Nevada, Inc.	02-42170

Brooks Fiber Communications of New England, Inc.	02-42171

Brooks Fiber Communications of New Mexico, Inc.	02-42172

Brooks Fiber Communications of New York, Inc.	02-42173

FiberNet Rochester, Inc.	02-42197

Debtor	Case No.
Fibernet, Inc.	02-42198

Healan Communications, Inc.	02-42199

Intelligent Investment Partners, Inc.	02-42200

Intermedia Capital, Inc.	02-42201

Intermedia Communications of Virginia, Inc.	02-42202

Intermedia Investment, Inc.	02-42203

Intermedia Licensing Company	02-42204

Jones Lightwave of Denver, Inc.	02-42205

Marconi Telegraph Cable Company, Inc.	02-42206

MCI Canada, Inc.	02-42207

MCI Equipment Acquisition Corporation	02-42208

MCI Galaxy III Transponder Leasing, Inc.	02-42209

MCI Global Access Corporation	02-42210

MCI Global Support Corporation	02-42211

MCI International Telecommunications Corporation	02-42212

MCI International, Inc.	02-42213

MCI International Telecommunications Holding Corporation	02-42214

MCI Investments Holdings, Inc.	02-42215

MCI Network Technologies, Inc.	02-42216

MCI Omega Properties, Inc.	02-42217

MCI Research, Inc.	02-42218

Brooks Fiber Communications of Ohio, Inc.	02-42174

Brooks Fiber Communications of Oklahoma, Inc.	02-42175

Brooks Fiber Communications of Rhode Island, Inc.	02-42176

Brooks Fiber Communications of Sacramento, Inc.	02-42177

Debtor	Case No.
Brooks Fiber Communications of San Jose, Inc.	02-42178

Brooks Fiber Communications of Stockton, Inc.	02-42179

Brooks Fiber Communications of Tennessee, Inc.	02-42180

Brooks Fiber Communications of Texas, Inc.	02-42181

Brooks Fiber Communications of Tucson, Inc.	02-42182

Brooks Fiber Communications of Tulsa, Inc.	02-42183

Brooks Fiber Communications of Utah, Inc.	02-42184

Brooks Fiber Communications-LD, Inc.	02-42185

Brooks Fiber Properties, Inc.	02-42186

BTC Transportation Corporation	02-42187

Business Internet, Inc.	02-42188

Chicago Fiber Optic Corporation	02-42189

Com Systems, Inc.	02-42190

COM/NAV Realty Corp.	02-42191

Cross Country Wireless, Inc.	02-42192

CS Wireless Battle Creek, Inc.	02-42193

CS Wireless Systems, Inc.	02-42194

MCI Transcon Corporation	02-42219

MCI Wireless, Inc.	02-42220

MCI WORLDCOM Capital Management Corporation	02-42221

MCI WORLDCOM Communications of Virginia, Inc.	02-42222

MCI WORLDCOM Communications, Inc.	02-42223

MCI WORLDCOM Financial Management Corporation	02-42224

MCI WORLDCOM Global Networks U.S., Inc.	02-42225

MCI WORLDCOM International, Inc.	02-42226

Debtor	Case No.
MCI WorldCom Management Company, Inc.	02-42227

MCI WORLDCOM Network Services of Virginia, Inc.	02-42228

MCI WORLDCOM Network Services, Inc.	02-42229

MCI WORLDCOM Synergies Management Company, Inc.	02-42230

MCI/OTI Corporation	02-42231

MCImetro Access Transmission Services of Virginia, Inc.	02-42232

Metrex Corporation	02-42233

Metropolitan Fiber Systems of Arizona, Inc.	02-42234

Metropolitan Fiber Systems of Baltimore, Inc.	02-42235

Metropolitan Fiber Systems of California, Inc.	02-42236

Metropolitan Fiber Systems of Connecticut, Inc.	02-42237

Metropolitan Fiber Systems of Dallas, Inc.	02-42238

Metropolitan Fiber Systems of Delaware, Inc.	02-42239

E.L. Acquisition, Inc.	02-42195

Express Communications, Inc.	02-42196

Metropolitan Fiber Systems of Florida, Inc.	02-42242

Metropolitan Fiber Systems of Houston, Inc.	02-42243

Metropolitan Fiber Systems of Indianapolis, Inc.	02-42244

Metropolitan Fiber Systems of Minneapolis/St. Paul, Inc.	02-42245

Metropolitan Fiber Systems of New Hampshire, Inc.	02-42246

Metropolitan Fiber Systems of New Jersey, Inc.	02-42247
Metropolitan Fiber Systems of New Orleans, Inc.	02-42248

2

Debtor	Case No.
Metropolitan Fiber Systems of New York, Inc.	02-42249

Metropolitan Fiber Systems of Ohio, Inc.	02-42250

Metropolitan Fiber Systems of Oregon, Inc.	02-42251

Metropolitan Fiber Systems of Philadelphia, Inc.	02-42252

Metropolitan Fiber Systems of Pittsburgh, Inc.	02-42253

Metropolitan Fiber Systems of Seattle, Inc.	02-42254

Metropolitan Fiber Systems of St. Louis, Inc.	02-42255

Metropolitan Fiber Systems/McCourt, Inc.	02-42256

MFS CableCo U.S., Inc.	02-42257

MFS Datanet, Inc.	02-42258

MFS Telecom, Inc.	02-42259

MFS Telephone of Missouri, Inc.	02-42260

MFS Telephone of New Hampshire, Inc.	02-42261

MFS Telephone of Virginia, Inc.	02-42262

Metropolitan Fiber Systems of Denver, Inc.	02-42240

Metropolitan Fiber Systems of Detroit, Inc.	02-42241

UUNET Holdings Corp.	02-42299

UUNET International Ltd.	02-42300

UUNET Japan Ltd.	02-42301

UUNET Technologies, Inc.	02-42302

Virginia Metrotel, Inc.	02-42303

Wireless One, Inc.	02-42304

Wireless Video Services	02-42305

WorldCom Broadband Solutions, Inc.	02-42306

WorldCom East, Inc.	02-42307

WorldCom ETC, Inc.	02-42308

WorldCom Federal Systems, Inc.	02-42309

Debtor	Case No.
WorldCom ICC, Inc.	02-42310

WorldCom International, Inc.	02-42311

WorldCom International Data Services, Inc.	02-42312

WorldCom International Mobile Services, Inc.	02-42313

WorldCom Overseas Holdings, Inc.	02-42314

WorldCom Ventures, Inc.	02-42315

WorldCom Wireless, Inc.	02-42316

ICI Capital LLC	02-42317

Intermedia Services LLC	02-42318

MCI International Services, L.L.C.	02-42319

MFS Telephone, Inc.	02-42263

MFSA Holding, Inc.	02-42264

Military Communications Center, Inc.	02-42265

MobileComm Europe Inc.	02-42266

Mtel Asia, Inc.	02-42267

Mtel Cellular, Inc.	02-42268

Mtel International, Inc.	02-42269

Mtel Latin America, Inc.	02-42270

Mtel Microwave, Inc.	02-42271

Mtel Service Corporation	02-42272

National Telecommunications of Florida, Inc.	02-42273

N.C.S. Equipment Corporation	02-42274

Netwave Systems, Inc.	02-42275

networkMCI, Inc.	02-42276

Northeast Networks, Inc.	02-42277

Nova Cellular Co.	02-42278

NTC, Inc.	02-42279

Overseas Telecommunications, Inc.	02-42280

Shared Technologies Fairchild Communications Corporation	02-42281

Shared Technologies Fairchild Telecom, Inc.	02-42282

Shared Technologies Fairchild, Inc.	02-42283

3

Debtor	Case No.
SkyTel Communications, Inc.	02-42284

SkyTel Corp.	02-42285

Southernnet of South Carolina, Inc.	02-42286

Southernnet Systems, Inc.	02-42287

Southernnet, Inc.	02-42288

Telecom*USA, Inc.	02-42289

Teleconnect Company	02-42290

Teleconnect Long Distance Services & Systems Co.	02-42291

Tenant Network Services, Inc.	02-42292

TransCall America, Inc.	02-42293

Tru Vision Wireless, Inc.	02-42294

Tru Vision-Flippin, Inc.	02-42295

TTI National, Inc.	02-42296

UUNET Australia Limited	02-42297

Debtor	Case No.
UUNET Caribbean, Inc.	02-42298

MCI Payroll Services, LLC	02-42320

MCI WORLDCOM Brands, L.L.C.	02-42321

MCI WORLDCOM Brooks Telecom, LLC	02-42322

MCI WORLDCOM MFS Telecom, LLC	02-42323

MCImetro Access Transmission Services LLC	02-42324

SkyTel Payroll Services, LLC	02-42325

UUNET Payroll Services, LLC	02-42326

WorldCom International Mobile Services LLC	02-42327

WorldCom Payroll Services, LLC	02-42328

WorldCom Purchasing, LLC	02-42329

MFS/C-TEC	02-42330

4

EXHIBIT A2

Debtor	Case No.
Western Business Network, Inc.	02-43305

1-800-Collect, Inc.	02-43306

B.T.C. Real Estate Investments, Inc.	02-43307

Brooks Fiber Communications of Idaho, Inc.	02-43308

Brooks Fiber Communications of Virginia, Inc.	02-43309

BTC Finance Corp.	02-43310

CC Wireless, Inc.	02-43311

Compuplex Incorporated	02-43312

Cross Country Telecommunications, Inc.	02-43313

CS Network Services, Inc.	02-43314

Fibercom of Missouri, Inc.	02-43315

Institutional Communications Company	02-43316

J.B. Telecom, Inc.	02-43317

Metropolitan Fiber Systems of Alabama, Inc.	02-43318

Metropolitan Fiber Systems of Columbus, Inc.	02-43319

Metropolitan Fiber Systems of Hawaii, Inc.	02-43320

Metropolitan Fiber Systems of Iowa, Inc.	02-43321

Metropolitan Fiber Systems of Kansas City, Missouri, Inc.	02-43322

Metropolitan Fiber Systems of Kansas, Inc.	02-43323

Metropolitan Fiber Systems of Kentucky, Inc.	02-43324

Metropolitan Fiber Systems of Massachusetts, Inc.	02-43325

Debtor	Case No.
Metropolitan Fiber Systems of Nebraska, Inc.	02-43326

Metropolitan Fiber Systems of Nevada, Inc.	02-43327

Metropolitan Fiber Systems of North Carolina, Inc.	02-43328

Metropolitan Fiber Systems of Oklahoma, Inc.	02-43329

Metropolitan Fiber Systems of Rhode Island, Inc.	02-43330

Metropolitan Fiber Systems of Tennessee, Inc.	02-43331

Metropolitan Fiber Systems of Virginia, Inc.	02-43332

Metropolitan Fiber Systems of Wisconsin, Inc.	02-43333

MFS Foreign Personnel, Inc.	02-43334

Mtel American Radiodetermination Corporation	02-43335

Mtel Digital Services, Inc.	02-43336

Mtel Space Technologies Corporation	02-43337

Mtel Technologies, Inc.	02-43338

Southern Wireless Video, Inc.	02-43339

TMC Communications, Inc.	02-43340

Wireless Video Enhanced Services	02-43341

Wireless Video Enterprises, Inc.	02-43342

MCI Systemhouse L.L.C.	02-43343

MCI WORLDCOM Brazil, LLC	02-43344

MFS International Holdings, L.L.C.	02-43345

New England Fiber Communications L.L.C.	02-43346

WorldCom Switzerland LLC	02-43347

EXHIBIT B

PRINCIPAL TERMS OF NEW NOTES

Securities:	Senior unsecured notes of Reorganized WorldCom, issued in up to three (3) series, with maturities to be determined by Reorganized WorldCom.

Indenture Trustee:	To be designated by Reorganized WorldCom.

Interest Rate:	Interest rate to be determined. Interest will be payable in cash semi-annually in arrears on the basis of a 360 day year.

Mandatory Redemption:

Upon a change of control, to be defined, Reorganized WorldCom will be obligated to offer to repurchase the New Notes at 101% of principal amount plus accrued and unpaid interest to the date of repurchase. Failure by Reorganized WorldCom to offer to repurchase or to make any required repurchase shall be a payment event of default under the New Notes Indenture.

Optional Redemption:

The New Notes will be redeemable by the Company from time to time, at its option, in whole or in part, in cash, at a make-whole premium for an initial period and thereafter at a percentage premium (declining over time) of principal amount plus accrued and unpaid interest to the date of repurchase (to be determined for each series in accordance with market convention).

Sinking Fund:	None.

Security/Priority:

The New Notes will be unsecured senior obligations of Reorganized WorldCom. The New Notes will be guaranteed by all of the existing and future direct and indirect domestic restricted subsidiaries of Reorganized WorldCom. The guarantees will be senior unsecured obligations of the guarantors.

Rating:	The New Notes will be rated by a nationally recognized rating agency prior to issuance.

Covenants:	The New Notes will contain customary covenants, including limitations on incurrence of debt, restricted payments and liens.

The covenants will further provide that all prepetition and postpetition intercompany indebtedness obligations of Reorganized WorldCom, its domestic Subsidiaries, and, to the extent practicable, its non-domestic Subsidiaries will be subordinated to the New Notes.

Closing Date:	The Effective Date of the Plan.

EXHIBIT B

DISCLOSURE STATEMENT ORDER

UNITED STATES BANKRUPTCY COURT

SOUTHERN DISTRICT OF NEW YORK

x
In re	:
	:	Chapter 11 Case No.
WORLDCOM, INC., et al.,	:	02-13533 (AJG)

	:	(Jointly Administered)
Debtors.	:
x

ORDER (I) APPROVING THE DISCLOSURE STATEMENT;

(II) FIXING A RECORD DATE; (III) APPROVING SOLICITATION PACKAGES  AND PROCEDURES FOR DISTRIBUTION THEREOF;

(IV) APPROVING FORMS OF BALLOTS AND ESTABLISHING

PROCEDURES FOR VOTING ON THE DEBTORS’ JOINT PLAN OF

REORGANIZATION; AND (V) SCHEDULING A HEARING AND

ESTABLISHING NOTICE AND OBJECTION PROCEDURES IN RESPECT OF

CONFIRMATION OF THE DEBTORS’ JOINT PLAN OF REORGANIZATION

A hearing having been held on May 19, 2003 and May 22, 2003 (together, the “Hearing”), to consider the motion, dated April 24, 2003 (the “Motion”), of WorldCom, Inc. and certain of its direct and indirect subsidiaries, as debtors and debtors in possession (collectively, “WorldCom” or the “Debtors”), for entry of an order (i) approving the Debtors’ Disclosure Statement Pursuant to Section 1125 of the Bankruptcy Code, dated May 23, 2003 (as the same has been or may be amended, the “Disclosure Statement”); (ii) fixing a record date; (iii) approving solicitation packages and procedures for distribution thereof; (iv) approving forms of ballots and establishing procedures for voting on the Debtors’ joint plan of reorganization; and (v) scheduling a hearing and establishing notice and objection procedures in respect of confirmation of the Debtors’ joint plan of reorganization, all as more fully set forth in the Motion; and the Court having jurisdiction to consider the Motion and the relief requested therein being a core proceeding pursuant to 28 U.S.C. §§ 157 and 1334 and the Standing Order of Referral of Cases to Bankruptcy Court Judges of the District Court for the Southern District of New York, dated July 19, 1984 (Ward, Acting C.J.); and venue being proper before this Court pursuant to 28 U.S.C. §§ 1408 and 1409; and the Debtors having filed with the Court the Disclosure Statement and the Debtors’ Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, dated May 23, 2003 (as the same has been or may be amended, the “Plan”); and the Court having entered that certain Order Pursuant to Fed. R. Bankr. P. 2002, 3017(a), 9007, and 9008 (i) Scheduling Hearing to Consider Approval of Disclosure Statement, Solicitation Procedures, and Related Relief, (ii) Establishing Form and Manner of Notice of the Disclosure Statement Hearing, and (iii) Establishing Objection Deadline, dated April 15, 2003 (the “Scheduling Order”); and the (w) Affidavits of Mailing, sworn to on April 18, 2003 and April 30, 2003, (x) Affidavits of Service, sworn to on April 15, 2003, April 16, 2003, April 25, 2003, and May 18, 2003, (y) Affidavit of Publication, sworn to on April 17, 2003, and (z) Certification of Publication, dated April 17, 2003 (collectively, the “Affidavits”) having been filed with the Court; and the Court having reviewed the Disclosure Statement, the Motion, the papers in support thereof, the responses, cross-motion, and objections (including joinders) thereto (collectively, the “Objections”), and the Debtors’ Response to Objections to the Debtors’ Proposed Disclosure Statement, dated May 18, 2003 (the “Debtors’ Response”); and upon the Disclosure Statement, the Motion, the papers in support thereof, the Objections thereto, the Debtors’ Response, the Scheduling Order, the Affidavits, and the record of the Hearing; and the Court having found and determined that the legal and factual bases set forth in the Motion and at the Hearing establish just cause for the relief granted herein; and that the relief requested in the Motion is in the best interests of the Debtors, their estates, and creditors; and upon all of the proceedings had before the Court; and after due deliberation and sufficient cause appearing therefor;

IT IS HEREBY FOUND THAT:

A.  Notice of the Motion and the Hearing was served and published in accordance with (i) this Court’s Order, dated December 23, 2002, establishing notice procedures in these chapter 11 cases (the “Case Management Order”) and (ii) the Scheduling Order and such notice constitutes good and sufficient notice to all interested parties and no other or further notice need be provided.

B.  The Disclosure Statement contains “adequate information” within the meaning of section 1125 of title 11 of the United States Code (the “Bankruptcy Code”).

C.  The forms of the ballots, including the addendum thereto (the “Ballots”) and master ballots, including the addendum thereto (the “Master Ballots”) annexed hereto as Exhibits “A” and “B,” respectively, are sufficiently consistent with Official Form No. 14 and adequately address the particular needs of these chapter 11 cases and are appropriate for each class of claims entitled to vote to accept or reject the Plan.

D.  The Ballots and Master Ballots require the furnishing of sufficient information to assure that duplicate Ballots and Master Ballots are not submitted and tabulated and that Master Ballots reflect the votes of the beneficial owners of the Debtors’ securities.

E.  Ballots need not be provided to the holders of unimpaired claims in class 1 (Other Priority Claims) and class 3 (Other Secured Claims) because the Plan provides that such classes are unimpaired and, therefore, deemed to accept the Plan.

F.  Ballots need not be provided to the holders of claims and interests in class 7 (WorldCom Subordinated Claims), class 8 (WorldCom Equity Interests), class 10 (MCIC Subordinated Debt Claims), class 14 (Intermedia Preferred Stock), and class 15 (Intermedia Equity Interests) because the Plan provides that they will not receive or retain any property under the Plan in respect of such claims or interests and, therefore, are deemed to reject the Plan.

G.  The period, set forth below, during which the Debtors may solicit acceptances to the Plan is a reasonable and adequate period of time for creditors to make an informed decision to accept or reject the Plan.

H.  The procedures for transmitting the documents and information required by Bankruptcy Rule 3017(d) to the beneficial holders of the Debtors’ securities (as more fully set forth in the Motion and below) are adequate and appropriate under the circumstances.

I.  The procedures for the solicitation and tabulation of votes to accept or reject the Plan (as more fully set forth in the Motion and below) provide for a fair and equitable voting process and are consistent with section 1126 of the Bankruptcy Code.

J.  The notice substantially in the form annexed hereto as Exhibit “E” (the “Confirmation Hearing Notice”) and the procedures set forth below for providing such notice to all creditors and equity security holders of the time, date, and place of the hearing to consider confirmation of the Plan (the “Confirmation Hearing”) and the contents of the Solicitation Packages (as defined below) comply with Rules 2002 and 3017 of the Federal Rules of Bankruptcy Procedure (the “Bankruptcy Rules”) and constitute sufficient notice to all interested parties.

NOW, THEREFORE, IT IS:

ORDERED that all Objections not otherwise withdrawn or resolved by this Order are hereby OVERRULED in all respects; and it is further

ORDERED that the Motion is GRANTED; and it is further

ORDERED that the Disclosure Statement is APPROVED; and it is further

ORDERED that May 28, 2003 is established as the record date (the “Record Date”) for purposes of this Order and determining which creditors are entitled to vote on the Plan; and it is further

ORDERED that the Ballots and Master Ballots are APPROVED; and it is further

ORDERED that the Debtors are directed to distribute or cause to be distributed solicitation packages (the “Solicitation Packages”) containing a copy of (i) this Order (without the exhibits annexed hereto), (ii) the Confirmation Hearing Notice, and (iii) either (a) a Ballot and/or Master Ballot, as appropriate, together with a return envelope and the Disclosure Statement (together with the Plan annexed thereto as Exhibit “A”) or (b) a Notice of Non-Voting Status (as defined below), as applicable, on or before June 13, 2003 (the “Solicitation Date”), to (a) all persons or entities identified in the Debtors’ schedules of liabilities filed pursuant to section 521 of the Bankruptcy Code and Bankruptcy Rule 1007, and all amendments and modifications thereto through and including the Record Date (the “Schedules”) as holding liquidated, noncontingent, and undisputed claims, in an amount greater than zero, (b) all parties having filed proofs of claims in an amount greater than zero or notices of transfers of claims in the Debtors’ chapter 11 cases, (c) the registered holders of the Debtors’ debt and equity securities as of the Record Date, and (d) any other known holders of claims against or equity interests in the Debtors as of the Record Date; provided, however, that the Debtors are not required to distribute copies of the Plan and Disclosure Statement to any holder of a claim or interest in class 1 (Other Priority Claims), class 3 (Other Secured Claims), class 7 (WorldCom Subordinated Claims), class 8 (WorldCom Equity Interests), class 10 (MCIC Subordinated Debt Claims), class 14 (Intermedia Preferred Stock), and class 15 (Intermedia Equity Interests), unless such party makes a specific request in writing for the same; and it is further

ORDERED that the Debtors are directed to distribute or cause to be distributed on or before the Solicitation Date, a copy of this Order (without the exhibits annexed hereto), the Confirmation Hearing Notice, and the Disclosure Statement (together with the Plan annexed thereto as Exhibit “A”) to (i) the United States Trustee for the Southern District of New York, (ii) the attorneys for the statutory unsecured creditors’ committee, (iii) attorneys for the Debtors’ postpetition lenders, (iv) the Securities and Exchange Commission, (v) the Internal Revenue Service, and (vi) all parties that the Debtors are required to serve pursuant to the Case Management Order; and it is further

ORDERED that Solicitation Packages, which shall include Ballots (and Master Ballots as appropriate), shall be distributed to holders, as of the Record Date, of claims in class 2 (Secured Tax Claims), class 4 (Convenience Claims), class 5 (WorldCom Senior Debt Claims), class 6 (WorldCom General Unsecured Claims), class 9 (MCIC Senior Debt Claims), class 11 (Intermedia Senior Debt Claims), class 12 (Intermedia General Unsecured Claims), and class 13 (Intermedia Subordinated Debt Claims), which classes are designated under the Plan as entitled to vote to accept or reject the Plan; and it is further

ORDERED that Solicitation Packages, which shall include notices of non-voting status, substantially in the forms annexed hereto as Exhibits “C” and “D” (the “Notices of Non-Voting Status”) (but which shall exclude the Plan and Disclosure Statement), shall be distributed to (i) holders, as of the Record Date, of unimpaired claims in class 1 (Other Priority Claims) and/or class 3 (Other Secured Claims) and (ii) all holders, as of the Record Date, of claims or interests in class 7 (WorldCom Subordinated Claims), class 8 (WorldCom Equity Interests), class 10 (MCIC Subordinated Debt Claims), class 14 (Intermedia Preferred Stock), and/or class 15 (Intermedia Equity Interests), as applicable, which classes are designated under the Plan as not entitled to vote to accept or reject the Plan; and it is further

ORDERED that, with respect to any creditor who has filed duplicate claims (whether against the same or multiple Debtors) which are classified under the Plan in the same class, the Debtors shall provide to such creditor only one Solicitation Package and one Ballot for voting a single claim in such class; and it is further

ORDERED that the Debtors are not required to distribute Solicitation Packages to creditors who have timely filed proofs of claim for amounts less than or equal to the amounts scheduled for such claims by the Debtors if the claims have already been paid in the full scheduled amount; provided, however, if, and to the extent that, any such creditor would be entitled to receive a Solicitation Package for any reason other than by virtue of the fact that its claim had been scheduled by the Debtors, such creditor will be sent a Solicitation Package; and it is further

ORDERED that the Debtors are not required to distribute Solicitation Packages to a party to an executory contract who does not hold either an allowed filed or a scheduled claim or who holds a claim listed on the Schedules as contingent, unliquidated, or disputed, unless such party makes a specific request in writing for the same; and it is further

ORDERED that, with respect to addresses from which notices of the hearing to approve the Disclosure Statement were returned as undeliverable by the United States Postal Service, the Debtors are excused from distributing Solicitation Packages to those entities listed at such addresses unless the Debtors are provided with accurate addresses for such entities before the Solicitation Date and failure to distribute Solicitation Packages to such entities will not constitute inadequate notice of the Confirmation Hearing, the Voting Deadline (as defined below), or violation of Bankruptcy Rule 3017(d); and it is further

ORDERED that, with respect to the Solicitation Packages to be distributed to class 5 (WorldCom Senior Debt Claims), class 9 (MCIC Senior Debt Claims), class 11 (Intermedia Senior Debt Claims), and class 13 (Intermedia Subordinated Debt Claims), the Debtors shall distribute or cause to be distributed Solicitation Packages, including Ballots, to record holders of the Debtors’ public securities in such classes, including, without limitation, brokers, banks, dealers, or other agents or nominees (collectively, the “Master Ballot Agents”), and each Master Ballot Agent shall be entitled to receive reasonably sufficient numbers of Solicitation Packages to forward to the beneficial owners of those securities for whom such Master Ballot Agent is the holder (collectively, the “Beneficial Owners”), and the Debtors shall be responsible for each such Master Ballot Agent’s reasonable, actual, and necessary out-of-pocket expenses associated with the distribution of Solicitation Packages to the Beneficial Owners of such claims and tabulation of the Ballots and completion of Master Ballots; and it is further

ORDERED that the Debtors are authorized to distribute or cause to be distributed Master Ballots to the Master Ballot Agents after the Solicitation Packages have been forwarded to the Beneficial Owners in accordance with customary procedures; and it is further

ORDERED that each Master Ballot Agent is authorized and directed to (i) forward Solicitation Packages to Beneficial Owners within five (5) business days after the Master Ballot Agent’s receipt thereof, receive returned Ballots from the Beneficial Owners, tabulate the results according to the instructions set forth in the Master Ballots annexed hereto as Exhibit “B,” and return, inter alia, such results to the Debtors’ solicitation and tabulation agent in a Master Ballot by the Voting Deadline or (ii) arrange for Beneficial Owners to receive “prevalidated” Ballots for direct return to the Debtors’ solicitation and tabulation agent by the Voting Deadline; and it is further

ORDERED that, to the extent a Master Ballot Agent elects to arrange for Beneficial Owners to receive prevalidated Ballots for direct return to the Debtors’ solicitation and tabulation agent, (i) the Master Ballot Agent shall (a) complete and execute the Ballot (other than Items 2 and 3) and indicate on the Ballot the name of the Master Ballot Agent, the amount of securities held by the Master Ballot Agent for the Beneficial Owner, and the account number(s) for the account(s) in which such securities are held by the Master Ballot Agent and, thereafter, (b) forward the Solicitation Packages (with the prevalidated Ballots) or copies thereof to the Beneficial Owners within five (5) business days of the receipt by such Master Ballot Agent of the Solicitation Package and (ii) the Beneficial Owner shall return the prevalidated Ballot to the Debtors’ solicitation and tabulation agent by the Voting Deadline; and it is further

ORDERED that with respect to the Solicitation Packages to be distributed to holders of claims or interests in class 7 (WorldCom Subordinated Claims), class 8 (WorldCom Equity Interests), class 10 (MCIC Subordinated Debt Claims), class 14 (Intermedia Preferred Stock), and/or class 15 (Intermedia Equity Interests), the Debtors shall distribute or cause to be distributed Solicitation Packages, including Notices of Non-Voting Status, substantially in the form annexed hereto as Exhibit “D,” to the record holders of the Debtors’ debt and equity securities in such nonvoting classes (the “Non-Voting Securities”), including, without limitation, brokers, dealers, commercial banks, trust companies, or other agents or nominees (collectively, the “Non-Voting Nominees”) and each Non-Voting Nominee shall be entitled to receive reasonably sufficient numbers of Solicitation Packages to forward to the beneficial owners of the Non-Voting Securities and the Debtors shall be responsible for each such Non-Voting Nominee’s reasonable, actual, and necessary out-of-pocket expenses associated with the distribution of Solicitation Packages to the beneficial owners of Non-Voting Securities; and it is further

ORDERED that the Non-Voting Nominees are authorized to forward the Solicitation Packages to the beneficial owners of the Non-Voting Securities within five (5) business days of the receipt by such Non-Voting Nominees of the Solicitation Packages; and it is further

ORDERED that all Ballots and Master Ballots must be properly executed, completed, and the original thereof shall be delivered to the Debtors’ solicitation and tabulation agent so as to be actually received by Debtors’ solicitation and tabulation agent no later than 4:00 p.m. (Eastern Time) on August 12, 2003 (the “Voting Deadline”); and it is further

ORDERED that, solely for purposes of voting to accept or reject the Plan and not for the purpose of the allowance of, or distribution on account of, a claim and without prejudice to the rights of the Debtors in any other context, each claim within a class of claims entitled to vote to accept or reject the Plan shall be entitled to vote the amount of such claim as set forth in the Schedules unless such holder has timely filed a proof of claim, in which event such holder would be entitled to vote the amount of such claim as set forth in such proof of claim; provided that:

(a)	If a claim is deemed allowed under the Plan, such claim is allowed for voting purposes in the deemed allowed amount set forth in the Plan;

(b)	If a claim for which a proof of claim has been timely filed is, by its terms, contingent, unliquidated, or disputed, the Debtors propose that such claim be temporarily allowed for voting purposes only, and not for purposes of allowance or distribution, at $1.00;

(c)	If a claim has been estimated or otherwise allowed for voting purposes by order of the Court, such claim is temporarily allowed in the amount so estimated or allowed by the Court for voting purposes only, and not for purposes of allowance or distribution;
(d)	If a claim is listed in the Schedules as contingent, unliquidated, or disputed and a proof of claim was not (i) filed by the applicable bar date for the filing of proofs of claim established by the Court or (ii) deemed timely filed by an order of the Court prior to the Voting Deadline, unless the Debtors have consented in writing, the Debtors propose that such claim be disallowed for voting purposes and for purposes of allowance and distribution pursuant to Bankruptcy Rule 3003(c); and

(e)	If the Debtors have served an objection to a claim on or before July 8, 2003, the Debtors propose that such claim be temporarily disallowed for voting purposes only and not for purposes of allowance or distribution, except to the extent and in the manner as may be set forth in such objection.

ORDERED that if any claimant seeks to challenge the allowance of its claim for voting purposes in accordance with the above procedures, such claimant is directed to serve on the Debtors and file with the Court on or before July 22, 2003 a motion (a “3018 Motion”) for an order pursuant to Bankruptcy Rule 3018(a) temporarily allowing such claim in a different amount for purposes of voting to accept or reject the Plan; and it is further

ORDERED that the Court shall consider all 3018 Motions at a hearing on August 7, 2003 at 10:00 a.m. (Eastern Time) or as soon thereafter as counsel may be heard; and it is further

ORDERED that as to any creditor filing a motion pursuant to Bankruptcy Rule 3018(a), such creditor’s Ballot shall not be counted unless temporarily allowed by the Court for voting purposes after notice and a hearing; and it is further

ORDERED that if a creditor casts more than one Ballot or Master Ballot voting the same claim(s) before the Voting Deadline, the last Ballot or Master Ballot received before the Voting Deadline is deemed to reflect the voter’s intent and, thus, to supersede any prior Ballots or Master Ballots; and it is further

ORDERED that any Ballots cast by holders of class 6 or class 12 general unsecured claims electing class 4 (Convenience Claim) treatment shall be tabulated as class 4 (Convenience Claim) Ballots; and it is further

ORDERED that each creditor voting a claim must vote the entire claim either to accept or reject the Plan and may not split the vote, and thus a Ballot that partially accepts and partially rejects the Plan will not be counted; and it is further

ORDERED that any Ballot that is properly completed, executed, and timely returned to the Debtors’ solicitation and tabulation agent but does not indicate an acceptance or rejection of the Plan, or indicates both an acceptance and a rejection of the Plan, shall not be counted; and it is further

ORDERED that any Ballot received after the Voting Deadline shall not be counted unless the Debtors granted an extension of the Voting Deadline with respect to such Ballot; and it is further

ORDERED that any Ballot that is illegible or contains insufficient information to permit the identification of the claimant or interest holder shall not be counted; and it is further

ORDERED that any Ballot cast by a person or entity that does not hold a claim in a class that is entitled to vote to accept or reject the Plan shall not be counted; and it is further

ORDERED that any Ballot cast for a claim identified as unliquidated, contingent, or disputed for which no proof of claim was timely filed shall not be counted; and it is further

ORDERED that any unsigned Ballot or signed but unoriginal Ballot shall not be counted; and it is further

ORDERED that any Ballot transmitted to the Debtors’ solicitation and tabulation agent by facsimile shall not be counted; and it is further

ORDERED that, with respect to the tabulation of Master Ballots and Ballots cast by Master Ballot Agents and Beneficial Owners, for purposes of voting, the amount that will be used to tabulate acceptance or rejection of the Plan will be the principal amount held as of the Record Date (the “Record Amount”) and the following additional rules shall apply to the tabulation of Master Ballots and Ballots cast by Master Ballot Agents and Beneficial Owners:

a.	Votes cast by Beneficial Owners through a Master Ballot Agent will be applied against the positions held by such entities in the applicable securities as of the Record Date, as evidenced by the record and depository listings. Votes submitted by a Master Ballot Agent, whether pursuant to a Master Ballot or prevalidated Ballots, will not be counted in excess of the Record Amount of securities held by such Master Ballot Agent;

b.	To the extent that conflicting votes or “overvotes” are submitted by a Master Ballot Agent, whether pursuant to a Master Ballot or prevalidated Ballots, the Debtors’ solicitation and tabulation agent will attempt to reconcile discrepancies with the Master Ballot Agent;

c.	To the extent that overvotes on a Master Ballot or prevalidated Ballots are not reconcilable prior to the preparation of the vote certification, the Debtors’ solicitation and tabulation agent will apply the votes to accept and to reject the Plan in the same proportion as the votes to accept and reject the Plan submitted on the Master Ballot or prevalidated Ballots that contained the overvote, but only to the extent of the Master Ballot Agent’s position in the applicable security; and

d.	For purposes of tabulating votes, each Master Ballot Agent or Beneficial Owner of a Voting Security will be deemed to have voted the principal amount of its Claim relating to such Voting Security;

and it is further

ORDERED that the Confirmation Hearing Notice is approved; and it is further

ORDERED that the Confirmation Hearing will be held at 9:00 a.m. (Eastern Time) on August 25, 2003; provided, however, that the Confirmation Hearing may be adjourned from time to time by the Court or the Debtors without further notice to parties other than an announcement in Court at the Confirmation Hearing or any adjourned Confirmation Hearing; and it is further

ORDERED that the Debtors shall publish the Confirmation Hearing Notice on or before July 2, 2003 in The Wall Street Journal (National Edition), The New York Times (National Edition), The Washington Post (National Edition), The Clarion-Ledger, and electronically on the independent website authorized by the Case Management Order, www.elawforworldcom.com; and it is further

ORDERED that objections to confirmation of the Plan, if any, must (i) be in writing, (ii) state the name and address of the objecting party and the amount and nature of the claim or interest of such party, (iii) state with particularity the basis and nature of any objection, and (iv) be filed, together with proof of service, with the Court and served so that they are actually received no later than 4:00 p.m. (Eastern Time) on July 28, 2003 by each of the parties identified in paragraph 5 of the Confirmation Hearing Notice at the respective addresses set forth therein; and it is further

ORDERED that objections to confirmation of the Plan not timely filed and served in the manner set forth above shall not be considered and shall be overruled; and it is further

ORDERED that the Debtors are authorized to take or refrain from taking any action necessary or appropriate to implement the terms of and the relief granted in this Order without seeking further order of the Court; and it is further

ORDERED that the Debtors are authorized to make nonsubstantive changes to the Disclosure Statement, Plan, Ballots, Master Ballots, Confirmation Hearing Notice, and related documents without further order of the Court, including, without limitation, changes to correct typographical and grammatical errors and to make conforming changes among the Disclosure Statement, the Plan, and any other materials in the Solicitation Package prior to their distribution; and it is further

ORDERED that the requirement under Rule 9013-1(b) of the Local Bankruptcy Rules for the Southern District of New York for the filing of a memorandum of law is waived.

Dated:	New York, New York
May 28, 2003

/S/    ARTHUR J. GONZALEZ

United States Bankruptcy Judge

[EXHIBITS INTENTIONALLY OMITTED]

EXHIBIT C

UNAUDITED RESTATED BALANCE SHEETS FOR WORLDCOM DEBTORS

AND INTERMEDIA DEBTORS AS OF DECEMBER 31, 2002

WORLDCOM, INC. AND SUBSIDIARIES

(EXCLUDING INTERMEDIA COMMUNICATIONS INC. AND SUBSIDIARIES)

UNAUDITED CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2002

The following report includes the balance sheet for the WorldCom Debtors.1 As more fully described under the caption “Recent Events and Investigations” in Note 1 and “Basis of Presentation” in Note 2 to the attached report, WorldCom previously has announced that certain pre-tax earnings for 1999, 2000, 2001, and the first quarter of 2002 were improperly reported, that it intends to restate its financial statements for 2000, 2001, and the first quarter of 2002 and, in that regard, is conducting a comprehensive review of its accounting records for 2002 and prior years, and that it will record certain impairments of assets in connection with these restatements. WorldCom’s external auditors, KPMG, are undertaking a comprehensive audit of WorldCom, Inc.’s 2000, 2001, and 2002 financial statements. The events leading up to these announcements are under investigation by the U.S. Attorney’s Office for the Southern District of New York and the Examiner appointed by the Bankruptcy Court. A Special Committee of WorldCom’s Board of Directors has conducted an independent investigation of these events as well.

On November 26, 2002, WorldCom consented to the entry of a permanent injunction that partially resolved claims brought in a civil lawsuit by the SEC regarding WorldCom’s past public financial reports. The injunction imposes certain ongoing obligations on WorldCom and permits the SEC to seek a civil penalty. On May 19, 2003, WorldCom announced a proposed settlement with the SEC regarding a civil penalty. Pursuant to the proposed settlement, WorldCom is liable for a civil penalty of $1.510 billion, to be satisfied by payment of $500 million upon the effective date of WorldCom’s emergence from chapter 11 protection. The proposed settlement must be approved by both the United States District Court for the Southern District of New York and the Bankruptcy Court.

The foregoing events will likely have a significant impact on the financial statements of WorldCom. Until WorldCom has completed its final review and KPMG is able to complete an audit of 2000, 2001, and 2002, the total impact of the foregoing on its previously reported financial statements, including the financial statements included in the attached report, cannot be known. WorldCom intends to announce any changes to its previously reported financial statements, including previously issued monthly operating reports, once its review is complete.

[1]	Unless otherwise defined herein, all capitalized terms have the meanings ascribed to such terms in the Debtors’ Disclosure Statement Pursuant to Section 1125 of the Bankruptcy Code, dated May 23, 2003 (the “Disclosure Statement”).

WORLDCOM, INC. AND SUBSIDIARIES

(EXCLUDING INTERMEDIA COMMUNICATIONS INC. AND SUBSIDIARIES)

CONSOLIDATED BALANCE SHEET

As of December 31, 2002

(Unaudited, In Millions, Except Share Data)

ASSETS
Current Assets
Cash and Cash Equivalents	$2,503
Accounts Receivable, Net	5,223
Other Current Assets	781
Assets of Operations Held for Sale	513

Total Current	9,020
Property, Plant, and Equipment	8,901
Intangible Assets	579
Other Assets	1,642

Total Assets	$20,142

LIABILITIES AND SHAREHOLDERS’ INVESTMENT
Liabilities not Subject to Compromise:
Accrued Income Tax	$212
Accounts Payable and Accrued Line Costs	3,117
Liabilities of Operations Held for Sale	383
Other Current Liabilities	1,917

Total Current Liabilities not Subject to Compromise	5,629
Long Term Debt	184
Other Long Term Liabilities	300

Total Liabilities not Subject to Compromise	6,113

Total Liabilities Subject to Compromise	42,903

Minority Interests	4

Company obligated mandatory redeemable and other preferred securities	1,297

Shareholders’ Investment
Preferred Stock, Par Value $.01 per share; authorized: 30,967,637 shares; none issued
Common Stock:
Worldcom group common stock, par value $.01 per share; authorized: 4,850,000,000; issued and outstanding: 2,975,109,694 shares	30
MCI group common stock, par value $.01 per share; authorized: 150,000 shares; issued and outstanding: 118,877,925 shares	1
Additional Paid in Capital	53,699
Retained Deficit	(83,064)
Unrealized holding gain (loss) in marketable Equity	(20)
Cumulative Foreign currency translation	(636)
Treasury Stock, at cost, 6,765,316 shares of Worldcom group stock and 270,611 shares of MCI group stock	(185)

Total Shareholder’s Investment	(30,175)

Total Liabilities and Shareholder’s Investment	$20,142

See accompanying notes to the unaudited consolidation balance sheet

WORLDCOM, INC. AND SUBSIDIARIES

(EXCLUDING INTERMEDIA COMMUNICATIONS INC. AND SUBSIDIARIES)

(DEBTORS-IN-POSSESSION)

NOTES TO UNAUDITED CONSOLIDATED BALANCE SHEET

(1)    Background and Organization

Recent Events and Investigations

On June 25, 2002, WorldCom announced that as a result of an internal audit of the WorldCom’s capital expenditure accounting, it was determined that certain transfers from line cost expenses to capital accounts in the amount of $3.9 billion during 2001 and the first quarter of 2002 were not made in accordance with generally accepted accounting principles (“GAAP”). WorldCom promptly notified its recently engaged external auditors, KPMG, and has engaged KPMG to undertake a comprehensive audit of WorldCom’s financial statements for 2000, 2001 and 2002. WorldCom also notified Arthur Andersen LLP (“Andersen”), which audited WorldCom’s financial statements for 2001 and reviewed such statements for first quarter 2002, promptly upon discovering these improperly reported amounts. On June 24, 2002, Andersen advised WorldCom that in light of the inappropriate transfers of line costs, Andersen’s audit report on WorldCom’s financial statements for 2001 and Andersen’s review of WorldCom’s financial statements for the first quarter of 2002 could not be relied upon.

On August 8, 2002, WorldCom announced that its ongoing internal review of its financial statements discovered an additional $3.8 billion in improperly reported pre-tax earnings for 1999, 2000, 2001, and the first quarter of 2002. On November 5, 2002, WorldCom announced that it expected a further restatement of earnings in addition to amounts previously announced and that the overall amount of the restatements could total in excess of $9 billion.

On March 13, 2003, WorldCom announced it had completed a preliminary review of its goodwill and other intangible assets and property and equipment (“PP&E”) accounts. As announced at that time, this review has resulted in the write-off of all existing goodwill and a substantial write-down of the carrying value of PP&E and other intangible assets following an impairment analysis and other adjustments in accordance with GAAP. Specifics include:

The value of goodwill reflected on WorldCom’s last reported balance sheet, $45 billion, is impaired and has been written off completely; and the value of PP&E and other intangible assets reflected on WorldCom’s last reported balance sheet, $39.2 billion and $5.6 billion, respectively, is impaired and has been adjusted to a value of approximately $10 billion as of December 31, 2002.

WorldCom has terminated or accepted the resignations of various financial and accounting personnel, including its chief financial officer and its corporate controller, and is continuing the process of investigating and restating its financial results for the years 2000-2002. Earlier years also are impacted. Investors and creditors should be aware that additional amounts of improperly reported pre-tax earnings may be discovered and announced. Until WorldCom has completed its final review and KPMG is able to complete an audit of 2000, 2001, and 2002, the total impact on previously reported financial statements cannot be known. WorldCom intends to announce changes to previously reported financial statements once its review is complete.

In light of the foregoing events, all previous guidance regarding future financial performance issued by WorldCom is no longer in effect and should be ignored.

(2)    Basis of Presentation

WorldCom cautions readers not to place undue reliance upon the information contained in this unaudited consolidated balance sheet (the “WorldCom Debtors Balance Sheet”). This WorldCom Debtors Balance Sheet contains unaudited information which is subject to further review and potential adjustments and may not be indicative of the WorldCom Debtors’s financial position. There can be no assurance that this WorldCom Debtors Balance Sheet is complete and WorldCom undertakes no obligation to update or revise the WorldCom Debtors Balance Sheet.

This WorldCom Debtors Balance Sheet includes information for subsidiaries that are not debtors in these Chapter 11 cases.

Subject to the matters described in this Note 2 as well as Notes 1 and 5, the consolidated WorldCom Debtors Balance Sheet included herein, is unaudited and has been prepared in accordance with GAAP for interim financial reporting, based on information currently known to WorldCom. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted for purposes of this WorldCom Debtors Balance Sheet. Subject to the matter described in Note 5, the consolidated WorldCom Debtors Balance Sheet includes the accounts of the WorldCom, Inc. and its consolidated subsidiaries (the WorldCom Debtors) except Intermedia and its subsidiaries (the Intermedia Debtors). All material intercompany balances and transactions have been eliminated except as discussed in Note 5 and among the WorldCom Debtors and the Intermedia Debtors.

The unaudited consolidated WorldCom Debtors Balance Sheet has also been prepared in accordance with Statement of Position (“SOP”) No. 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code.”

WorldCom has not completed the process of reconciling its liabilities subject to compromise. Pursuant to court order, WorldCom has been authorized to pay certain pre-petition operating liabilities in the ordinary course of business. WorldCom intends to assess and may elect to reject certain of its pre-petition obligations within its rights under the Bankruptcy Code. WorldCom had approximately 33,000 proofs of claim filed in its bankruptcy proceedings. As a result and based upon WorldCom’s ongoing evaluation, WorldCom’s liabilities subject to compromise could change.

(3)    Summary of Significant Accounting Policies

Principles of Consolidation:

The unaudited consolidated balance sheet includes the accounts of the WorldCom Debtors, except for Embratel Participaçoes S.A. (“Embratel”), as discussed in Note 5, and among the WorldCom Debtors and the Intermedia Debtors. All significant intercompany transactions and balances have been eliminated in consolidation, except as discussed in Note 5 and among the WorldCom Debtors and the Intermedia Debtors. Investments in joint ventures and other equity investments in which the Company owns a 20% to 50% voting ownership interest and does not exercise control are accounted for by the equity method. Investments of less than 20% ownership, where the Company does not exercise control or significant influence, are accounted for by the cost method.

Cash and Cash equivalents:

WorldCom considers cash in banks and short-term investments with original maturities of three months or less as cash and cash equivalents.

Property and Equipment and Other Intangibles:

Property and equipment are stated at cost. Depreciation is provided for financial reporting purposes using the straight-line method over the following estimated useful lives:

Transmission equipment (including conduit)	4 to 30 years
Communications equipment	5 to 10 years
Furniture, fixtures, buildings and other	4 to 39 years
Other Intangibles	5 to 15 years

Losses on property and equipment to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

Maintenance and repairs are expensed as incurred. Replacements and betterments are capitalized. The cost and related reserves of assets sold or retired are removed from the accounts, and any resulting gain or loss is reflected in results of operations.

WorldCom constructs certain of its own transmission systems and related facilities. Internal costs directly related to the construction of such facilities, including salaries of certain employees are capitalized.

Adoption of Accounting Standard SFAS No. 144

WorldCom evaluates the recoverability of property and equipment when events and circumstances indicate that such assets might be impaired. WorldCom determines impairment by comparing undiscounted future cash flows estimated to be generated by these assets to their respective carrying amounts. In the event impairment exists, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the asset. If quoted market prices for an asset are not available, fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Foreign Currency Translation:

Assets and liabilities recorded in foreign currencies are translated at the exchange rate as of the balance sheet date. Translation adjustments are recorded as a separate component of shareholders’ investment. Management has assessed the impact of foreign currency rates on cash and determined it to be immaterial.

Recently Issued Accounting Standards:

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143 “Asset Retirement Obligations,” which establishes new accounting and reporting standards for legal obligations associated with retiring assets. SFAS No. 143 requires that companies recognize the fair value of a liability for asset retirement obligations in the period in which the obligations are incurred and capitalize the amount as part of the book value of the long-lived asset. WorldCom adopted SFAS 143 effective January 1, 2003. A cumulative effect of an accounting change of $195 million was recognized in February for depreciation and accretion expense that would have been expensed in periods prior to January 1, 2003 as a result of the implementation of SFAS 143. WorldCom assessed the fair value for obligations on retirement of assets and recorded a liability of $251 million effective January 1, 2003.

In June 2002, the FASB issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses financial accounting and reporting for costs associated with exit or disposal activities. The provisions of SFAS No. 146 will be applied prospectively beginning in 2003 and will not impact WorldCom’s previously reported consolidated financial position.

Use of Estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Additionally, management has made certain estimates and assumptions as to the nature and amount of the identified restatement items recorded in the unaudited consolidated balance sheet. These estimates are subject to change upon further analysis as discussed in Note 1, and additional adjustments may be identified which are not included in the accompanying unaudited consolidated balance sheet. Accordingly, other adjustments may be required to this WorldCom Debtors Balance Sheet as additional information becomes know to us and as the restatement process is completed.

(4)    Discontinued Operations

In June 2002, WorldCom announced it had approved a plan to divest its non-core wireless resale operations and its international telecommunications construction operations. In October 2002, WorldCom approved a plan to divest its wireless messaging services business and its fixed wireless Internet access operations. The financial position of these operations is shown in the accompanying unaudited financial consolidated balance sheet as assets held for sale. WorldCom anticipates the sale or disposal of these operations to be completed within a year.

(5)    Embratel Consolidation

WorldCom owns a 51.8% voting interest and a 19.35% economic interest in Embratel, Brazil’s facilities-based national and international communications provider. During the second quarter of 2001, WorldCom reached a long-term strategic decision to restructure its investment in Embratel and deconsolidated Embratel’s results effective January 1, 2001. As a result of its ongoing review of its financial statements, WorldCom has reevaluated the decision to deconsolidate Embratel and has concluded that the restructuring of its ownership in Embratel did not alter its control of Embratel to an extent that would warrant the deconsolidation. Accordingly, Embratel will be consolidated retroactive to January 1, 2001, providing continuous consolidation since date of acquisition. However, as a result of certain legal and contractual restrictions applicable to WorldCom and Embratel, WorldCom may only use the quarterly financial information released publicly by Embratel when preparing its own consolidated financial statements. As a result, the unaudited consolidated balance sheet and related footnote disclosures included in this WorldCom Debtors Balance Sheet Report exclude Embratel’s financial position as of December 2002. Additional disclosures regarding Embratel’s financial position and the effect on WorldCom as of December 2002 will be provided in WorldCom’s balance sheets as the quarterly information is made publicly available by Embratel.

(6)    Contingencies

WorldCom is involved in legal and regulatory proceedings that are incidental to its business and has included loss contingencies in other current liabilities and other liabilities for these matters in its financial statements. In some instances, rulings by federal, state, and international regulatory authorities may result in increased operating costs to WorldCom. The results of these various legal and regulatory matters are uncertain and could have a material adverse effect on its consolidated results of operations or financial position. For discussions of these contingencies, see Sections III.B.4, IV.C.1, IV.D, and V.D of the Disclosure Statement.

INTERMEDIA COMMUNICATIONS INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2002

The following report includes the balance sheet for Intermedia Communications Inc. (“Intermedia”) and its subsidiaries (collectively with Intermedia, the “Intermedia Debtors”). Intermedia is a subsidiary of WorldCom, Inc. (WorldCom, Inc. and its subsidiaries, excluding the Intermedia Debtors, shall hereinafter be referred to as the “WorldCom Debtors”). As more fully described under the caption “Recent Events and Investigations” in Note 1 and “Basis of Presentation” in Note 2 to the attached report, WorldCom1 previously has announced that certain pre-tax earnings for 1999, 2000, 2001, and the first quarter of 2002 were improperly reported, that it intends to restate its financial statements for 2000, 2001, and the first quarter of 2002 and, in that regard, is conducting a comprehensive review of its accounting records for 2002 and prior years, and that it will record certain impairments of assets in connection with these restatements. WorldCom’s external auditors, KPMG, are undertaking a comprehensive audit of WorldCom, Inc.’s 2000, 2001, and 2002 financial statements. The events leading up to these announcements are under investigation by the U.S. Attorney’s Office for the Southern District of New York and the Examiner appointed by the Bankruptcy Court. A Special Committee of WorldCom’s Board of Directors has conducted an independent investigation of these events as well.

On November 26, 2002, WorldCom consented to the entry of a permanent injunction that partially resolved claims brought in a civil lawsuit by the SEC regarding WorldCom’s past public financial reports. The injunction imposes certain ongoing obligations on WorldCom and permits the SEC to seek a civil penalty. On May 19, 2003, WorldCom announced a proposed settlement with the SEC regarding a civil penalty. Pursuant to the proposed settlement, WorldCom is liable for a civil penalty of $1.510 billion, to be satisfied by payment of $500 million upon the effective date of WorldCom’s emergence from chapter 11 protection. The proposed settlement must be approved by both the United States District Court for the Southern District of New York and the Bankruptcy Court.

The foregoing events will likely have a significant impact on the financial statements of Intermedia. Until WorldCom has completed its final review and KPMG is able to complete an audit of 2000, 2001, and 2002, the total impact of the foregoing on its previously reported financial statements, including the financial statements included in the attached report, cannot be known. WorldCom intends to announce any changes to its previously reported financial statements, including previously issued monthly operating reports, once its review is complete.

[1]	Unless otherwise defined herein, all capitalized terms have the meanings ascribed to such terms in the Debtors’ Disclosure Statement Pursuant to Section 1125 of the Bankruptcy Code, dated May 23, 2003 (the “Disclosure Statement”).

INTERMEDIA COMMUNICATIONS INC. AND SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

CONSOLIDATED BALANCE SHEET

As of December 31, 2002

(Unaudited, In Thousands, Except Share Data)

ASSETS
Current Assets
Cash and Cash Equivalents	$39,728
Accounts Receivable, Net	37,969
Other Current Assets	13,604
Assets of Operations Held for Sale	—

Total Current	91,301
Property, Plant, and Equipment	140,463
Intangible Assets	2,900
Other Assets	11,243

Total Assets	$245,907

LIABILITIES AND SHAREHOLDERS’ INVESTMENT
Liabilities not Subject to Compromise
Accrued Income Tax	$—
Accounts Payable and Accrued Line Costs	115,320
Liabilities of Operations Held for Sale	—
Other Current Liabilities	5,049

Total Current Liabilities not Subject to Compromise	120,369
Long Term Debt	—
Other Long Term Liabilities

Total Liabilities not Subject to Compromise	120,369

Total Liabilities Subject to Compromise	1,485,499

Redeemable preferred stock of subsidiary	45,580

Series B redeemable exchangeable preferred stock and accrued dividends, $1.00 par value; 600,000 shares authorized; 587,640 shares issued and outstanding	604,685

Shareholders’ Investment
Junior Preferred Stock, $1.00 par value; 70,750 shares authorized, issued and outstanding	71
Common stock, par value $.01 per share; 150,000,000 shares authorized; 501,000 shares issued and outstanding	5
Additional Paid in Capital	8,736,813
Stock Subscription Receivable	(5,320,423)

Retained Deficit	(5,426,692)

Total Shareholder’s Investment	(2,010,226)

Total Liabilities and Shareholder’s Investment	$245,907

See accompanying notes to the unaudited consolidation balance sheet

INTERMEDIA COMMUNICATIONS INC. AND SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

NOTES TO UNAUDITED CONSOLIDATED BALANCE SHEET

(1)    Background and Organization

Recent Events and Investigations

On June 25, 2002, WorldCom announced that as a result of an internal audit of WorldCom’s capital expenditure accounting, it was determined that certain transfers from line cost expenses to capital accounts in the amount of $3.9 billion during 2001 and the first quarter of 2002 were not made in accordance with generally accepted accounting principles (“GAAP”). WorldCom promptly notified its recently engaged external auditors, KPMG, and has engaged KPMG to undertake a comprehensive audit of WorldCom’s financial statements for 2000, 2001 and 2002. WorldCom also notified Arthur Andersen LLP (“Andersen”), which audited WorldCom’s financial statements for 2001 and reviewed such statements for first quarter 2002, promptly upon discovering these improperly reported amounts. On June 24, 2002, Andersen advised WorldCom that in light of the inappropriate transfers of line costs, Andersen’s audit report on WorldCom’s financial statements for 2001 and Andersen’s review of WorldCom’s financial statements for the first quarter of 2002 could not be relied upon.

On August 8, 2002, WorldCom announced that its ongoing internal review of its financial statements discovered an additional $3.8 billion in improperly reported pre-tax earnings for 1999, 2000, 2001, and the first quarter of 2002. On November 5, 2002, WorldCom announced that it expected a further restatement of earnings in addition to amounts previously announced and that the overall amount of the restatements could total in excess of $9 billion.

On March 13, 2003, WorldCom announced it had completed a preliminary review of its goodwill and other intangible assets and property and equipment (“PP&E”) accounts. As announced at that time, this review has resulted in the write-off of all existing goodwill and a substantial write-down of the carrying value of PP&E and other intangible assets following an impairment analysis and other adjustments in accordance with GAAP. Specifics include:

The value of goodwill reflected on WorldCom’s last reported balance sheet, $45 billion, is impaired and has been written off completely; and the value of PP&E and other intangible assets reflected on WorldCom’s last reported balance sheet, $39.2 billion and $5.6 billion, respectively, is impaired and has been adjusted to a value of approximately $10 billion as of December 31, 2002.

WorldCom has terminated or accepted the resignations of various financial and accounting personnel, including its chief financial officer and its corporate controller, and is continuing the process of investigating and restating its financial results for the years 2000-2002. Earlier years also are impacted. Investors and creditors should be aware that additional amounts of improperly reported pre-tax earnings may be discovered and announced. Until WorldCom has completed its final review and KPMG is able to complete an audit of 2000, 2001, and 2002, the total impact on previously reported financial statements including those of Intermedia cannot be known. WorldCom intends to announce changes to previously reported financial statements once its review is complete.

In light of the foregoing events, all previous guidance regarding future financial performance issued by WorldCom is no longer in effect and should be ignored.

(2)    Basis of Presentation

The Intermedia Debtors caution readers not to place undue reliance upon the information contained in this unaudited consolidated balance sheet (the “Intermedia Balance Sheet”). This Intermedia Balance Sheet contains unaudited information which is subject to further review and potential adjustments and may not be indicative of Intermedia’s financial position. There can be no assurance that this Intermedia Balance Sheet is complete and Intermedia undertakes no obligation to update or revise the Intermedia Balance Sheet.

This Intermedia Balance Sheet includes information for subsidiaries that are not debtors in these Chapter 11 cases.

Subject to the matters described in this Note 2 as well as Note 1, the consolidated Intermedia Balance Sheet included herein, is unaudited and has been prepared in accordance with GAAP for interim financial reporting, based on information currently known to WorldCom. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted for purposes of this Intermedia Balance Sheet.

The unaudited consolidated Intermedia Balance Sheet has also been prepared in accordance with Statement of Position (“SOP”) No. 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code.”

The Intermedia Debtors have not completed the process of reconciling its liabilities subject to compromise. Pursuant to court order, the Intermedia Debtors have been authorized to pay certain pre-petition operating liabilities in the ordinary course of business. The Intermedia Debtors intend to assess and may elect to reject certain of its pre-petition obligations within its rights under the Bankruptcy Code. As a result and based upon the Intermedia Debtors’ ongoing evaluation, the Intermedia Debtors’ liabilities subject to compromise could change.

(3)    Summary of Significant Accounting Policies

Principles of Consolidation:

The unaudited consolidated balance sheet includes the accounts of the Intermedia Debtors. All significant intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash equivalents:

The Intermedia Debtors consider cash in banks and short-term investments with original maturities of three months or less as cash and cash equivalents.

Property and Equipment and Other Intangibles:

Property and equipment are stated at cost. Depreciation is provided for financial reporting purposes using the straight-line method over the following estimated useful lives:

Transmission equipment (including conduit)	4 to 30 years
Communications equipment	5 to 10 years
Furniture, fixtures, buildings and other	4 to 39 years
Other Intangibles	5 to 15 years

Losses on property and equipment to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

Maintenance and repairs are expensed as incurred. Replacements and betterments are capitalized. The cost and related reserves of assets sold or retired are removed from the accounts, and any resulting gain or loss is reflected in results of operations.

The Intermedia Debtors construct certain of their own transmission systems and related facilities. Internal costs directly related to the construction of such facilities, including salaries of certain employees are capitalized.

Previously filed financial statements classified certain leases as capital leases. Upon further review of these leases it was determined that they capital leases should be recorded as operating and accordingly this Intermedia Balance Sheet reflects the correct classification.

Adoption of Accounting Standard SFAS No. 144

The Intermedia Debtors evaluate the recoverability of property and equipment when events and circumstances indicate that such assets might be impaired. The Intermedia Debtors determine impairment by comparing undiscounted future cash flows estimated to be generated by these assets to their respective carrying amounts. In the event an impairment exists, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the asset. If quoted market prices for an asset are not available, fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Foreign Currency Translation:

Assets and liabilities recorded in foreign currencies are translated at the exchange rate as of the balance sheet date. Translation adjustments are recorded as a separate component of shareholders’ investment. Management has assessed the impact of foreign currency rates on Intermedia’s financial position and determined it to be immaterial.

Recently Issued Accounting Standards:

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143 “Asset Retirement Obligations,” which establishes new accounting and reporting standards for legal obligations associated with retiring assets. SFAS No. 143 requires that companies recognize the fair value of a liability for asset retirement obligations in the period in which the obligations are incurred and capitalize the amount as part of the book value of the long-lived asset. The Company adopted SFAS 143 effective January 1, 2003. A cumulative effect of an accounting change of $2.7 million was recognized in February for depreciation and accretion expense that would have been expensed in periods prior to January 1, 2003 as a result of the implementation of SFAS 143. The Company assessed the fair value for obligations on retirement of assets and recorded a liability of $3.3 million effective January 1, 2003.

In June 2002, the FASB issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses financial accounting and reporting for costs associated with exit or disposal activities. The provisions of SFAS No. 146 will be applied prospectively beginning in 2003 and will not impact the Intermedia Debtors’ previously reported consolidated financial position.

Use of Estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Additionally, management has made certain estimates and assumptions as to the nature and amount of the identified restatement items recorded in the unaudited consolidated balance sheet included in this Intermedia Balance Sheet. These estimates are subject to change upon further analysis as discussed in Note 1, and additional adjustments may be identified which are not included in the accompanying unaudited consolidated balance sheet. Accordingly, other adjustments may be required to this Intermedia Balance Sheet as additional information becomes known to us and as the restatement process is completed.

(4)    Stock Subscription Receivable from WorldCom Inc.

In connection with the merger with WorldCom, Intermedia issued 70,750 shares of Junior Preferred Stock in exchange for $70,750 in cash and an intercompany note receivable in the amount of $7,075 million. The note bore interest at an annual rate of 7.69% and was to mature in 2009. This note is subject to WorldCom’s Chapter 11 Cases and as such Intermedia’s funding requirements are no longer guaranteed. Since the acquisition date, WorldCom, Inc. has prepaid $1,755 million giving a note balance of $5,320 million. Intermedia has reserved 100% of the uncollected interest on this note.

In accordance with the predominate practice, the note, less prepayments, has been classified as a stock subscription and off-set against Additional Paid In Capital. The note will also be subject to WorldCom’s final plan of reorganization and may be valued at substantially less than is presently shown on the Intermedia Balance Sheet.

(5)    Contingencies

WorldCom is involved in legal and regulatory proceedings that are incidental to its business and has included loss contingencies in other current liabilities and other liabilities for these matters in its financial statements. In some instances, rulings by federal, state, and international regulatory authorities may result in increased operating costs to WorldCom. The results of these various legal and regulatory matters are uncertain and could have a material adverse effect on its consolidated results of operations or financial position. These contingencies are related to WorldCom but could have an impact on Intermedia’s financial position. For discussions of these contingencies, see Sections III.B.4, IV.C.1, IV.D, and V.D of the Disclosure Statement.

EXHIBIT D

PROJECTED FINANCIAL INFORMATION

PROJECTED FINANCIAL INFORMATION

The Debtors1 believe that the Plan meets the Bankruptcy Code’s feasibility requirement that Plan confirmation is not likely to be followed by liquidation, or the need for further financial reorganization of the Debtors or any successor under the Plan. In connection with the development of the Plan, and for the purposes of determining whether the Plan satisfies this feasibility standard, the Debtors analyzed their ability to satisfy their financial obligations while maintaining sufficient liquidity and capital resources. Management developed and refined a business plan and prepared financial projections (the “Projections”) for the calendar years ending December 31, 2003 through 2005 (the “Projection Period”).

The Debtors do not, as a matter of course, publish their business plans and strategies or projections, anticipated financial position or results of operations. Accordingly, the Debtors do not anticipate that they will, and disclaim any obligation to, furnish updated business plans or projections to holders of Claims or Interests after the Confirmation Date, or to include such information in documents required to be filed with the SEC or otherwise make such information public.

In connection with the planning and development of the Plan, the Projections were prepared by the Debtors to present the anticipated impact of the Plan. The Projections assume that the Plan will be implemented in accordance with its stated terms. The Projections are based on forecasts of key economic variables and may be significantly affected by changes in the competitive environment, by regulatory changes and future changes in technology, and a variety of other factors. Accordingly, the estimates and assumptions underlying the Projections are inherently uncertain and are subject to significant business, economic and competitive uncertainties. Therefore, such Projections, estimates and assumptions are not necessarily indicative of current values or future performance, which may be significantly less favorable or more favorable than as set forth. The Projections were substantially completed in March 2003.

ALTHOUGH EVERY REASONABLE EFFORT WAS MADE TO BE ACCURATE, THE PROJECTIONS ARE ONLY AN ESTIMATE, AND ACTUAL RESULTS MAY VARY CONSIDERABLY FROM THE PROJECTIONS. IN ADDITION, THE UNCERTAINTIES WHICH ARE INHERENT IN THE PROJECTIONS INCREASE FOR LATER YEARS IN THE PROJECTION PERIOD, DUE TO INCREASED DIFFICULTY ASSOCIATED WITH FORECASTING LEVELS OF ECONOMIC ACTIVITY AND PERFORMANCE AT MORE DISTANT POINTS IN THE FUTURE. CONSEQUENTLY, THE PROJECTED INFORMATION INCLUDED HEREIN SHOULD NOT BE REGARDED AS A REPRESENTATION BY THE DEBTORS, THE DEBTORS’ ADVISORS, OR ANY OTHER PERSON THAT THE DEBTORS WILL ACHIEVE THE PROJECTED RESULTS. THE PROJECTIONS WERE NOT PREPARED WITH A VIEW TOWARDS PUBLIC DISCLOSURE OR COMPLIANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, THE PUBLISHED GUIDELINES OF THE SECURITIES AND EXCHANGE COMMISSION OR THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PROJECTIONS OR FORECASTS. THE PROJECTIONS HAVE NOT BEEN AUDITED OR REVIEWED BY THE DEBTORS’ INDEPENDENT CERTIFIED ACCOUNTANTS. CREDITORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE FOLLOWING PROJECTIONS IN DETERMINING WHETHER TO VOTE TO ACCEPT OR REJECT THE PLAN.

[1]	Unless otherwise defined herein, all capitalized terms have the meanings ascribed to such terms in the Debtors’ Disclosure Statement Pursuant to Section 1125 of the Bankruptcy Code, dated May 23, 2003 (the “Disclosure Statement”).

1.	Pro Forma Projected Balance Sheet (Unaudited) [a]
(As of September 1, 2003)

WorldCom and its Subsidiaries

	Estimated Pre-Reorg Balance Sheet	Reorganization Adjustments		Pro Forma Reorganized Balance Sheet
		Reorg Adj.	“Fresh Start” Adj.
	(dollars in millions)
Assets:
Cash and equivalents	$3,981	$(2,359)[b]	—	$1,622
Accounts receivable, net	3,618	—	—	3,618
Discontinued operations	249	—	—	249
Other current assets	899	—	—	899

Total current assets	$8,747	$(2,359)	—	$6,388

Net PP&E	8,859	—	3,372[i]	12,230
Intangible assets	550	—	—	550
Other assets	1,416	—	—	1,416

Total assets	$19,572	$(2,359)	$3,372	$20,585

Liabilities and Shareholders’ Equity:

Accounts payable and accrued line costs	$3,538	—	—	$3,538
Discontinued operations liabilities	113	—	—	113
Accrued interest	67	—	—	67
Other current liabilities	2,564	—	—	2,564

Total current liabilities	$6,282	—	—	$6,282

Exit financing facility	—	—	—	—
New notes	—	5,500[c]	—	5,500
Existing long term debt	346	—	—	346
Deferred taxes and other liabilities	520	—	—	520
Minority interest	(40)	—	—	(40)

Liabilities subject to compromise:
Accounts payable and accrued line costs	$2,073 [d]	$(2,073)[f]	—	—
Accrued interest	588	(588)[f]	—	—
Debt and other liabilities	33,830[e]	(33,830)[f]	—	—

Liabilities subject to compromise	$36,491	$(36,491)	—	—

Total liabilities	$43,600	$(30,991)	—	$12,609

Preferred equity	$1,948	$(1,948)[g]	—	—
Shareholders’ equity	(25,975)	30,580 [h]	$3,372 [j]	7,976

Total liabilities & shareholders’ equity	$19,572	$(2,359)	$3,372	$20,585

NOTES TO PRO FORMA PROJECTED BALANCE SHEET

(dollars in millions unless otherwise noted)

a.	The pro forma balance sheet adjustments contained herein account for the reorganization and related transactions pursuant to the Plan using the principles of “fresh start” accounting as required by the Statement of Position 90-7 (“SOP 90-7”) issued by the American Institute of Certified Public Accountants (the “AICPA”). The fresh start adjustments are based on an estimated Reorganized WorldCom equity value of $7.9 billion as more fully described in the Disclosure Statement (see Article X – “Valuation”). The estimated Reorganized WorldCom equity value may change depending on the amount of cash retained by the Company post-emergence and the actual principal amount of New Notes elected to be received by Classes 5, 11, and 13. Under SOP 90-7, reorganization value is allocated first to tangible assets, then to identifiable intangible assets, and lastly to excess reorganization value. Please note that although management has followed the principles of “fresh start” accounting, the actual adjustments will be determined at a later date and may be materially different than those presented herein upon completion of the required asset appraisals.

b.	Reflects the uses of cash pursuant to the Plan. Cash uses include (a) $750 million for Administrative Expense Claims, including cure costs and Compensation and Reimbursement Claims, (b) $500 million cash payment for the SEC settlement, (c) $555 million for Priority Tax Claims and Secured Tax Claims, and (d) $554 million for distribution to holders of Claims in Classes 4, 6 and 12. The Debtors anticipate that a portion of the cash will be paid after the Effective Date thus resulting in a higher amount of cash on hand at closing than presented herein.

c.	Reflects the issuance of $5.5 billion of New Notes to pre-petition creditors. Depending on the number of creditors in Classes 5, 11, and 13 who choose to receive their recovery in the form of New Notes, the actual principal amount of New Notes at emergence will be between $4.5 and $5.5 billion.

d.	Pre-petition accounts payable and accrued line costs of $3.4 billion less $1.3 billion of cure amounts and asserted set-offs. To the extent asserted setoffs are not valid, accounts receivable would be increased and accounts payable subject to compromise would be increased by a corresponding amount.

e.	Pre-petition debt and other liabilities include a $1.5 billion claim related to the SEC settlement.

f.	Liabilities subject to compromise eliminated at emergence pursuant to the Plan.

g.	Preferred stock eliminated at emergence pursuant to the Plan.

h.	Represents adjustments pursuant to the Plan and the reorganization adjustments described above.

i.	Under SOP 90-7, reorganization value is allocated first to tangible assets, then to identifiable intangible assets, and lastly to excess reorganization value. For purposes of this analysis, management has determined to allocate the excess reorganization value to Net PP&E. The actual adjustments will be determined at a later date and may be materially different than those presented herein upon completion of the required asset appraisals.

j.	Reflects the adjustment to shareholders’ equity based on the estimated equity value of Reorganized WorldCom in accordance with the “fresh start” accounting provisions of SOP 90-7.

2.	Projected Statements of Operations (Unaudited)

WorldCom and its Subsidiaries

	Projected
	Fiscal Year Ended December 31,
	2003	2004	2005
	(dollars in millions)
Revenue
Business markets	$13,747	$14,597	$16,102
Mass markets	6,674	6,663	6,775
International	3,819	4,051	4,552
Other	583	450	381

Total revenue	$24,823	$25,761	$27,809

Line costs	13,612	13,676	14,229

Gross profit	$11,212	$12,085	$13,580

SG&A	8,254	7,942	8,189

EBITDA	$2,958	$4,143	$5,391
% margin	11.9%	16.1%	19.4%

Depreciation	$1,468	$1,698	$1,770
Amortization	33	34	34

EBIT	$1,457	$2,411	$3,587

Interest expense	$159	$400	$363
Restructuring costs	746	—	—

EBT	$551	$2,011	$3,225

Income taxes (expense)/benefit	($145)	($756)	($1,212)
Minority interest (income)/loss	52	24	(14)

Net income/(loss) from continuing operations	$458	$1,279	$1,999
Income/(loss) from discontinued operations	40	37	37

Total net income	$497	$1,316	$2,035

3.	Projected Balance Sheets (Unaudited)

WorldCom and its Subsidiaries

	Projected
	Fiscal Year Ended December 31,
	2003	2004	2005
	(dollars in millions)
Assets:
Cash and equivalents	$1,522	$2,990	$4,878
Accounts receivable, net	3,732	3,962	4,314
Discontinued operations	249	254	259
Other current assets	899	899	899

Total current assets	$6,402	$8,106	$10,351

Net PP&E	$12,265	$12,343	$12,573
Intangible assets	539	505	471
Other assets	1,416	1,416	1,416

Total assets	$20,623	$22,370	$24,812

Liabilities and Shareholders’ Equity:
Accounts payable and accrued line costs	$3,347	$3,423	$3,604
Discontinued operations liabilities	113	113	113
Accrued interest	67	67	67
Other current liabilities	2,564	2,564	2,564

Total current liabilities	$6,092	$6,167	$6,348

Exit financing facility	—	—	—
New notes	$5,500	$5,500	$5,500
Existing long term debt	296	148	—
Deferred taxes and other liabilities	573	1,101	1,462
Minority interest	(55)	(80)	(66)

Total liabilities	$12,406	$12,837	$13,244

Shareholders’ equity	8,217	9,533	11,568

Total liabilities and shareholders’ equity	$20,623	$22,370	$24,812

4.	Projected Statements of Cash Flow (Unaudited)

WorldCom and its Subsidiaries

	Projected
	Fiscal Year Ended December 31,
	2003	2004	2005
	(dollars in millions)
Cash flows from operating activities
Net income before distributions and dividends	$497	$1,316	$2,035
Net income from discontinued operations	(40)	(37)	(37)
Depreciation	1,468	1,698	1,770
Amortization	34	34	34
Restructuring charge (non-cash)	431	—	—
Minority interest	(52)	(24)	14
Changes in working capital	—	(154)	(172)
Advances to discontinued operations	(8)	32	32
Deferred taxes and other liabilities	298	528	361
Other	(91)	—	—

Cash flows from operating activities	$2,538	$3,392	$4,036

Cash flows from investing activities
Capital expenditures	$(1,187)	$(1,775)	$(2,000)
Other investing activity	209	—	—

Cash flows from investing activities	$(979)	$(1,775)	$(2,000)

Cash flows from financing activities
Existing long term debt	$(104)	$(148)	$(148)
Payments pursuant to the plan	(2,359)	—	—
Change in liabilities subject to compromise	(110)	—	—

Cash flows from financing activities	$(2,573)	$(148)	$(148)

Beginning cash and cash equivalents balance	$2,536	$1,522	$2,990
Net increase/(decrease) in cash	(1,014)	1,468	1,888
Ending cash and equivalents balance	$1,522	$2,990	$4,878

ASSUMPTIONS TO FINANCIAL PROJECTIONS

Projections

WorldCom prepared the projected consolidated financial results (the “Projections”) for the three years ending December 31, 2005. The projections for the fiscal year ended December 31, 2003 include actual results through April 30, 2003.

The Projections are based on a number of assumptions made by management with respect to the future performance of the Company’s various lines of business. The Projections should be reviewed in conjunction with a review of these assumptions, including the qualifications and footnotes, set forth herein.

While management has prepared the Projections in good faith and believes the assumptions to be reasonable, it is important to note that the Debtors can provide no assurance that such assumptions will be realized. As outlined in Article XI and Section IX.B of the Disclosure Statement, a variety of risk factors could affect the Company’s financial results and must be considered.

The Projections are based upon a detailed build-up by product line. The following summarizes the underlying assumptions behind the Projections.

Key Assumptions

A. General

1.	Methodology. The Projections are aggregated from operating forecasts for each of WorldCom’s major revenue segments (Business Markets, Mass Markets, and International) as well as line costs, SG&A and capital expenditures.

2.	Plan Consummation. The operating assumptions underlying the revenue and expense forecasts assume the Plan will be confirmed and consummated by the end of 2003. The “fresh start” accounting adjustments are more specifically based on an emergence at September 1, 2003.

3.	Key Accounting/Reporting Elements. The Projections include results for all WorldCom entities. The results for Embratel are currently not consolidated into the forecast but will be consolidated for external reporting purposes. In addition, discontinued operations are comprised of MMDS (fixed wireless) and SkyTel (paging) for the projected periods.

4.	Macroeconomic and Industry Environment. The Projections assume a generally stable economic environment with low inflation, consistent with prevailing analyst forecasts. In addition, the Projections assume no significant change in the regulatory and competitive conditions under which the Company currently operates.

B. Projected Statements of Operations

1.	Revenues. Consolidated revenues are forecast to decline by 14% to $24.8 billion in 2003 and increase by 4% to $25.8 billion in 2004 and 8% to $27.8 billion in 2005. Major revenue categories consist of Business Markets, Mass Markets, and International.

•	Business Markets revenues are expected to decline 17% in 2003 due to the negative impact of the bankruptcy on new sales in the first half and continued pricing pressure. The Projections assume a significant increase in new sales for Business Markets in the second half of 2003, with sales productivity strengthening throughout the projection period and growth in data and Internet services offsetting declining voice revenues. As a result, Business Markets revenues are projected to increase 6% in 2004 and 10% in 2005.

•	Mass Markets revenues are expected to decline 11% in 2003 and remain relatively constant thereafter, with a less than 1% decline in 2004 and a 2% increase in 2005. Declines in stand-alone long distance products caused by continued pricing pressure, wireless substitution and other factors are offset by growth in the “The Neighborhood, built by MCI” bundled local and long distance product. Revenues are also driven by an increased focus on the small business market.

•	International revenues are expected to decline 2% in 2003 and increase 6% in 2004 and 12% in 2005. While the Projections assume continued competitive pressure and price erosion in traditional voice services, a greater focus on higher-value customers and services with respect to data and IP products is expected to drive revenue growth.

2.	Line Costs. Line costs include telco costs, which consist of third-party network usage, and other costs of goods sold. Line costs are projected to decrease as a percent of consolidated revenue from 55% in 2003 to 53% in 2004 and 51% in 2005.

3.	Gross Margin. Gross margin is projected to grow from 45% in 2003 to 47% in 2004 and to 49% in 2005. Gross margin expansion is driven by network optimization savings, product mix changes in revenue, and restructuring-related savings of $2.3 billion through 2005, with the bulk of this amount achieved in 2003.

4.	Selling, General and Administrative Expenses. SG&A includes employee salaries and benefits, real estate, bad debt, and other expenses. SG&A expense is forecast to decline from 33% of consolidated revenues in 2003 to 31% in 2004 and 29% in 2005. This improvement is driven primarily by reductions in headcount and facilities expense associated with ongoing restructuring activities.

5.	Depreciation and Amortization. Book depreciation is forecast based on estimates of useful life of the Company’s PP&E and intangibles and takes into account a substantial write-down of the carrying value of such assets. Depreciation related to PPE added during the projection period is forecast assuming a 10-year useful life.

6.	Minority Interest. Minority interest reflects the portion of Digex’s projected net loss in 2003 and 2004 and net income in 2005 attributed to shareholders other than WorldCom.

7.	Interest Expense. Interest expense reflects interest imputed on capital leases and the $5.5 billion of New Notes issued pursuant to the Plan. These amounts are offset by estimated interest income equal to 1.5% of the projected cash balance at the beginning of each period, which continues through 2005.

8.	Restructuring Costs. Restructuring costs of $746 million in 2003 consist of $100 million of professional fees, $156 million of cash payments associated with restructuring items, $351 million of non-cash charges related to contract rejections, $86 million of severance payments, $80 million of non-cash charges related to PP&E writedowns associated with lease rejections, less $27 million of interest income prior to emergence. The $1.5 billion charge related to the SEC settlement will be booked retroactively in fiscal 2002. No additional restructuring costs are forecast for 2004 and 2005 due to the Company’s assumed emergence from bankruptcy in late 2003.

9.

Income Taxes.    For fiscal year 2003, the Financial Projections assume an income tax provision for the four month period following the assumed Effective Date of September 1, 2003. The Financial Projections assume that NOLs are eliminated as of the Effective Date as a result of the discharge of indebtedness (applied on a consolidated basis for the purposes of these Financial Projections). As a result, it is assumed that the Reorganized Company will not have the benefit of any NOL carryforwards and that income will be taxed at an effective rate of 37.6% for GAAP purposes. The Financial Projections also assume that the Reorganized Company will not recognize a material reduction in the tax basis of the Company’s long-term assets as a result of the forgiveness of indebtedness. The increase in deferred tax assets results primarily from book/tax timing differences resulting from the Company’s recent asset impairment charges.

C. Projected Balance Sheet and Statements of Cash Flow

1.	Cash. The cash shown on the projected balance sheets is net of outstanding checks.

2.	Working Capital. Accounts receivable, net of $1.3 billion of asserted setoff amounts, are projected to fluctuate slightly in the first half of 2003 and then remain constant at 58 days sales outstanding through 2005. Other current assets are also projected to remain constant throughout the projection period. Accounts payable and accrued line costs, net of $440 million of excluded amounts, decline from 62 to 59 days payables outstanding over 2003 and remain constant at 58 days payables outstanding thereafter. Accrued interest and other current liabilities are constant throughout the projection period.

3.	Capital Expenditures. Capital expenditures of $1.2 billion in 2003 are forecast to increase 50% to $1.8 billion in 2004 and a further 13% to $2.0 billion in 2005. Growth in capital expenditures is primarily attributed to new product roll-outs, the development of new features for existing products, success-based volume growth and new strategic initiatives. In addition, the Company expects to spend approximately $697 million over the projection period on cost-saving initiatives with respect to line costs and other operating costs.

4.	Asset Sales. The Projections do not assume any proceeds from asset sales.

EXHIBIT E

LIQUIDATION ANALYSIS

LIQUIDATION ANALYSIS

Pursuant to section 1129(a)(7) of the Bankruptcy Code1 (often called the “Best Interest Test”), the Bankruptcy Code requires that each holder of an impaired Claim or Equity Interest either (i) accept the Plan, or (ii) receive or retain under the Plan property of a value, as of the Effective Date, that is not less than the value such non-accepting holder would receive or retain if the Debtors were to be liquidated under chapter 7 of the Bankruptcy Code on the Effective Date. In determining whether the Best Interest Test has been met, the first step is to determine the dollar amount that would be generated from a hypothetical liquidation of the Debtors’ assets in chapter 7. The gross amount of Cash available would be the sum of the proceeds from the disposition of the Debtors’ assets and the Cash held by the Debtors at the commencement of their chapter 7 cases. Such amount then would be reduced by the costs and expenses of the liquidation. Prior to determining whether the Best Interest Test has been met for general unsecured creditors, further reductions would be required to eliminate Cash and asset liquidation proceeds that would be applied to Secured Claims and amounts necessary to satisfy chapter 11 Administrative Expense, tax, and priority Claims that are senior to general unsecured Claims, including any incremental Administrative Expense Claims that may result from the termination of the Debtors’ business and the liquidation of their assets. Any remaining Cash would be available for distribution to general unsecured creditors and Equity Interest holders in accordance with the distribution hierarchy established by section 726 of the Bankruptcy Code.

The Liquidation Analysis below reflects the estimated Cash proceeds, net of liquidation-related costs that would be available to the Debtors’ creditors if the Debtors were to be liquidated in chapter 7 cases. Underlying the Liquidation Analysis are a number of estimates and assumptions regarding liquidation proceeds that, although developed and considered reasonable by management and Lazard, are inherently subject to significant business, economic, and competitive uncertainties and contingencies beyond the control of the Company and its management. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE VALUES REFLECTED IN THE LIQUIDATION ANALYSIS WOULD BE REALIZED IF THE DEBTORS WERE, IN FACT, TO UNDERGO SUCH A LIQUIDATION, AND ACTUAL RESULTS COULD VARY MATERIALLY FROM THOSE SHOWN HERE.

The Liquidation Analysis was prepared by Lazard with the assistance of management and the Debtors’ other advisors, and assumes that the Debtors would announce a conversion to chapter 7 as of September 1, 2003. The Liquidation Analysis also assumes that the liquidation of the Debtors would commence under the direction of a Court-appointed chapter 7 trustee and continue for 12 months, during which time all of the Company’s major assets either would be sold or conveyed to the applicable lienholders and the Cash proceeds, net of liquidation-related costs, would be distributed to creditors. Although some assets might be liquidated in less than 12 months, other assets would be more difficult to collect or sell, thus requiring a liquidation period of up to 12 months. The liquidation period would allow for the collection of receivables, sale of assets, and wind-down of daily operations.

For certain assets, estimates of the liquidation proceeds were made for each asset individually. For other assets, liquidation values were assessed for general classes of assets by estimating the percentage recoveries that a chapter 7 trustee might achieve through their disposition. The Liquidation Analysis was performed on a consolidated basis, excluding Intermedia and Non-Debtor Subsidiaries, and assumes that the Debtors’ liquidation proceeds would be distributed in accordance with Bankruptcy Code sections 726 and 1129(b). The following Liquidation Analysis should be read in conjunction with the accompanying notes.

IMPORTANT CONSIDERATIONS AND ASSUMPTIONS

1.  Substantive consolidation of the Debtors.    For the purposes of the Plan (See Section V of the Plan), the Liquidation Analysis has been prepared in two parts assuming the substantive consolidation of (i) the WorldCom

[1]	Unless otherwise defined herein, all capitalized terms have the meanings ascribed to such terms in the Debtors’ Disclosure Statement Pursuant to Section 1125 of the Bankruptcy Code, dated May 23, 2003 (the “Disclosure Statement”).

Debtors and (ii) the Intermedia Debtors. The assets and liabilities of each of the WorldCom Debtors are treated for this analysis as if they were merged. The assets and liabilities of each of the Intermedia Debtors are treated for this analysis as if they were merged.

2.  Independent analysis of Intermedia.    The Debtors have prepared the Intermedia Debtors’ Liquidation Analysis based on the assumption that a conversion to chapter 7 by the WorldCom Debtors would also result in the conversion to chapter 7 of the Intermedia Debtors’ Chapter 11 Cases. Management has assumed that the proceeds resulting from the liquidation of the Intermedia Debtors’estates would be used to satisfy the obligations of the Intermedia Debtors’ estates. Intermedia also holds a note receivable from the WorldCom Debtors which is estimated at approximately $5.9 billion as of the Commencement Date. For the purposes of this analysis, management estimates that Intermedia would receive a recovery on its Claim against the WorldCom Debtors equal to the recovery received by third-party unsecured claimants. In analyzing the liquidation recovery to the Intermedia Debtors’ estates, the Debtors estimated that the likely recovery on the debt obligations owed by Digex to Intermedia (as well as the approximately 60% common stock ownership stake by Intermedia in Digex), would range between $50 million and $150 million, with a midpoint of $100 million. For purposes of this analysis, the general unsecured Claims against the Intermedia Debtors have been increased by $1.8 billion (prior to the Commencement Date, WorldCom prepaid $1.4 billion on account of the Intermedia Intercompany Note and made $435 million in interest payments) to reflect a Claim by the WorldCom Debtors for prepetition payments made to Intermedia related to the Intermedia Intercompany Note, which may qualify as a Claim under section 547 of the Bankruptcy Code.

3.  Independent analysis of Non-Debtor Subsidiaries.    The Debtors have prepared the Liquidation Analysis based on the assumption that the conversion to chapter 7 by the Debtors would result in the insolvency and liquidation of each of the Non-Debtor Subsidiaries (Europe, Middle East and Africa or “EMEA”; Asia Pacific; and Latin America). In particular, it is assumed that the Debtors’ conversion to chapter 7 cases would lead to the loss of network and switch facilities which would render impractical the provision of service to local or international customers by the Non-Debtor Subsidiaries. The associated withdrawal of funding support from the Debtors, combined with the probable unwillingness of local vendors to extend payment terms to the Non-Debtor Subsidiaries under such circumstances, would likely result in significant constraints on liquidity. Directors of the individual Non-Debtor Subsidiaries would likely be forced to place these companies into administration proceedings. Management estimates that recovery to the WorldCom Debtors from such proceedings, assuming the WorldCom Debtors’ intercompany Claims are pari-passu with third party Claims, would be approximately $25 million. If the WorldCom Debtors’ intercompany Claims were to be subordinated to third party Claims, management estimates that there would be no recovery to the WorldCom Debtors. For purposes of this analysis, intercompany Claims were assumed to be pari-passu with third party Claims.

4. Execution risk of a liquidation.    A liquidation of the Debtors would be unprecedented in scale and scope. The assets of the Debtors include billions of dollars worth of integrated telecommunications equipment and thousands of miles of network infrastructure. The assets are located throughout the world, cross many national borders, and would be subject to the laws of virtually every state within the United States and numerous foreign jurisdictions. Given the complexity of such an undertaking, the Debtors believe significant execution risk exists if a liquidation were actually pursued. The Debtors are not aware of any successful liquidation of similar magnitude or complexity.

5. Wind-down costs and length of liquidation process.    The Debtors have assumed that the Federal Communications Commission would require continuation of service to the Debtors’ customers for 90 days after the decision to liquidate was announced. The Debtors have also assumed that the chapter 7 trustee would need an additional nine months to complete the liquidation process, although there can be no assurances that all assets would be completely liquidated during this time period.

Estimated Liquidation Proceeds—WorldCom Debtors

	Projected Book Value as of 9/1/03[a]	Recovery Percent	Estimated Recovery Proceeds
	($ in millions)
Proceeds from Liquidation
Cash and cash equivalents[b]	$3,887	100.0%	$3,887
Accounts receivable, net[c]	3,996	23.4%	935
Other current assets[d]	664	3.5%	23
Property, plant and equipment, net[e]	5,658	16.4%	930
Other long term assets[f]	1,589	9.0%	143
Proceeds from non-debtor subsidiaries[g]	—	—	25

Gross liquidation proceeds	$15,794		$5,943

Chapter 7 Administrative Expense Claims
Trustee and receiver fees[h]			$62
Counsel for trustee and other professional fees[i]			24
Wind-down costs[j]			1,230

Chapter 7 administrative expense claims			$1,316

Net proceeds available for distribution			$4,628

Secured claims[k]			$70
% Recovery			100.0%

Net proceeds available after secured claims			$4,557

Less:
Estimated aggregate unpaid administrative expense, priority, and tax claims[l]			$5,424
% Recovery			84.0%

Net proceeds available after priority claims			$0

General unsecured claims[m]			$39,860
% Recovery			0.0%

Estimated Liquidation Proceeds—Intermedia Debtors

	Projected Book Value as of 9/1/03[a]	Recovery Percent	Estimated Recovery Proceeds
	($ in millions)
Proceeds from Liquidation
Cash and cash equivalents [b]	$17	100.0%	$17
Accounts receivable, net [c]	22	23.4%	5
Other current assets [d]	32	3.1%	1
Property, plant and equipment, net [e]	383	4.3%	16
Other long term assets [f]	11	0.0%	0
Recovery on the Intermedia Intercompany Note [n]	5,947	0.0%	0
Proceeds from sale of Digex [o]	—	—	100

Gross liquidation proceeds	$6,412		$139

Chapter 7 Administrative Expense Claims
Trustee and receiver fees [h]			$4
Counsel for trustee and other professional fees [i]			6
Wind-down costs [j]			5

Chapter 7 administrative expense claims			$15

Net proceeds available for distribution			$124

Secured claims [k]			$1
% Recovery			100.0%

Net proceeds available after secured claims			$123

Less:
Estimated aggregate unpaid administrative expense, priority, and tax claims [l]			$254
% Recovery			48.4%

Net proceeds available after priority claims			$0

General unsecured claims [m]			$3,075
% Recovery			0.0%

NOTES TO LIQUIDATION ANALYSIS

A	Book value Asset figures represent the projected book value as of September 1, 2003 for the WorldCom Debtors (exclusive of the Intermedia Debtors and Non-Debtor Subsidiaries). The asset figures for the WorldCom Debtors were derived by subtracting the actual asset book values for Intermedia and the Non-Debtor Subsidiaries as of December 31, 2002 from the projected asset book values as of September 1, 2003 for the consolidated Company. The asset figures for the Intermedia Debtors represent actual asset book values as of December 31, 2002 as a proxy for the asset figures that would likely be available as of September 1, 2003. The asset figures for the Intermedia Debtors exclude assets related to Digex and the estimated recovery related to Digex is described separately.

B	Cash The cash balance reflects management’s projected estimate of cash as of September 1, 2003. Management estimates that approximately $3.9 billion of cash will be held by the WorldCom Debtors and $17 million will be held by the Intermedia Debtors. Cash includes cash and cash equivalents. There can be no assurance that the full amount of these funds will be available to creditors of the Debtors. For purposes of this analysis, management has not incorporated any cash payments related to the SEC settlement.

C	Accounts receivable Estimated proceeds realizable from short-term and long-term accounts receivable under a liquidation are based on management’s assessment of the collectibility of those receivables taking into consideration the credit quality of the counter-parties and the aging of the accounts. The liquidation value of accounts receivable was estimated by applying a collection rate of 70% on total eligible receivables as defined in a manner consistent with the definition in the Debtors’ borrowing base certificate as of February 28, 2003, as required under the Debtors’ postpetition secured super-priority financing. For the purposes of this analysis, management estimated that the Debtors could also collect approximately 10% of receivables aged over 90 days (a significant portion of which have been asserted as set-offs by various creditors) and 20% of receivables owed by various governmental and quasi-governmental customers. The result is assumed to be an estimate of the proceeds that would be available in an orderly liquidation scenario and takes into account the inevitable difficulty a liquidating company has in collecting its receivables and any concessions which might be required to facilitate the collection of certain accounts. Collections during a liquidation of the Debtors may be further impaired by the likely damage Claims for breaches of and/or the likely rejection of customer contracts as customers attempt to set off outstanding amounts owed to the Debtors against such Claims.

D	Other current assets This asset account consists primarily of miscellaneous receivables, prepaid rents, prepaid property taxes, prepaid insurance, telecommunications equipment held in inventory, and employee advances. Management has reviewed the individual components of “other current assets” and has estimated a liquidation recovery of approximately $23 million for the WorldCom Debtors and a $1 million liquidation recovery for the Intermedia Debtors. These recoveries consist primarily of expected payments on receivables and recoveries from marketable securities.

E	Property, plant & equipment, net (“PP&E”) PP&E includes network assets, such as cable systems, points of presence, and transmission equipment, as well as construction-in-progress, fixtures and fittings, leasehold improvements, computer equipment, motor vehicles, and other various assets. Consideration was given to the “forced sale” nature of the liquidation, the need to disconnect or otherwise prepare the asset for sale, the physical location, and the accessibility of the asset in estimating the recovery rates. The overall average recovery rate across all fixed asset classes was determined to be 4.3% of net PP&E value before the recent asset writedowns as required per SFAS 121 and 144. As a result, the recovery represents approximately 16.4% of the WorldCom Debtors’ projected unaudited net PP&E as of September 1, 2003 which incorporates the asset writedown. The PP&E for the Intermedia Debtors after the writedown was not available at the time this analysis was prepared.

F

Other long-term assets    Other long-term assets consist primarily of long-term investments, prepaid rent, prepaid expenses, long-term receivables, prepaid equipment and assets of discontinued operations.

Management has reviewed the individual account balances for this account and has estimated that in aggregate approximately $143 million may be recovered by the WorldCom Debtors and zero by the Intermedia Debtors. These recoveries consist primarily of recoveries from long-term investments.

G	Proceeds from Non-Debtor Subsidiaries Proceeds from Non-Debtor Subdiaries consist of expected recoveries to the WorldCom Debtors of the Non-Debtor Subsidiaries’ administrative proceedings described under “Liquidation Analysis: Important Considerations and Assumptions.” Management estimates that the recovery to the WorldCom Debtors from such proceedings could range between zero and $25 million depending on whether the WorldCom Debtors’ Claims are subordinated to, or pari-passu with, third party unsecured Claims against the Non-Debtor Subsidiaries. For purposes of this analysis, it has been assumed that the WorldCom Debtor intercompany Claims would be pari-passu with third party unsecured Claims against the Non-Debtor Subsidiaries.

H	Trustee and receiver fees Compensation for the chapter 7 trustee will be limited to fee guidelines in section 326 of the Bankruptcy Code. For purposes of this analysis, management has assumed trustee fees of 3.0% of the proceeds recovered from non-Cash assets in the liquidation.

I	Counsel for trustee and other professionals Compensation for the chapter 7 trustee’s counsel and other legal, financial, and professional advice during the chapter 7 proceedings is estimated to be approximately $2.0 million per month for the WorldCom Debtors and $0.5 million per month for the Intermedia Debtors.

J	Wind-down costs The Debtors assume that the chapter 7 liquidation process will take 12 months to complete. For the first three months (90 days) it is assumed that the Federal Communications Corporation will require the Debtors to continue to provide service to its existing customer base in order to allow customers to transition to alternative providers.

During the wind-down period, customers are assumed to disconnect at an increasingly higher rate than in the normal course of business. The highest attrition during the 90-day period is expected to be experienced from the WorldCom Debtors’ Mass Markets accounts. In addition, because no new accounts will be added, operating expenses (employee and real estate costs) are estimated to decrease to the lowest cost level required to support service while customers transition off of the WorldCom Debtors’ network. After the 90-day period, operating costs are assumed to be reduced substantially as the chapter 7 trustee further rejects contracts and leases and manages the wind-down of the assets. A nominal workforce would be maintained for network maintenance, billings and collections, customer service, legal and finance functions. Other wind-down costs include employee severance costs, stay bonuses for those employees who are required during the wind-down process, and network access costs. Capital expenditures would also be reduced to nominal levels for network maintenance and value preservation prior to disposition.

K	Secured Claims The WorldCom Debtors are estimated to have approximately $356 million of capital leases. Management estimated the liquidation value of the assets securing these Claims by applying the 4.3% recovery rate estimated for net PP&E (pre-writedown) to the total Claim, resulting in a Secured Claim of approximately $15 million. The remaining $341 million of Claims is reflected as a deficiency Claim (General Unsecured Claim) against the WorldCom Debtors. Secured claims for the WorldCom Debtors also include $55 million of other secured claims, including mechanics’ and materialmens’ liens and claims, for a total of $70 million. The Intermedia Debtors are estimated to have $34 million of capital leases. Management estimated the liquidation value of the assets securing these Claims using the same methodology, resulting in a total Secured Claim of approximately $1 million. The remaining $33 million of Claims is reflected as a deficiency Claim in the Intermedia Debtors’ general unsecured Claims.

L

Estimated aggregate unpaid Administrative Expense, priority, and tax Claims    Prior to determining what proceeds would be available for general unsecured creditors under the chapter 7 proceedings, Cash and asset liquidation proceeds would be reduced in order to satisfy chapter 11 Administrative Expense, tax, and priority Claims that are senior to general unsecured Claims, including any incremental Administrative

Expense Claims that may result from the termination of the Debtors’ business and the liquidation of their assets. These Claims represent postpetition chapter 11 accounts payable, access charges, accrued expenses, and professional fees related to the chapter 11 proceedings. For the WorldCom Debtors, this consists of an estimated $400 million for Priority Tax Claims, $100 million for Secured Tax Claims, $50 million for unpaid chapter 11 compensation and reimbursement Claims, and $2.6 billion of projected postpetition accounts payable and accrued line costs as of September 1, 2003 that would become priority Claims upon the commencement of chapter 7 proceedings. For the Intermedia Debtors, this consists of approximately $254 million of projected postpetition accrued payables and accrued line costs as of September 1, 2003 that would become priority Claims upon the commencement of chapter 7 proceedings. Management estimates that other Administrative Expense Claims against the Intermedia Debtors are de minimis. For both the WorldCom Debtors and the Intermedia Debtors, the amount of Administrative Expense Claims would also increase by the damage Claims associated with the termination of contracts previously assumed in the Chapter 11 Cases. Management estimates that Administrative Expense Claims associated with the rejection of previously assumed executory contracts for the WorldCom Debtors would be approximately $2.3 billion. Any remaining Cash after satisfaction of these Claims would be available for distribution to general unsecured creditors and Equity Interest holders in accordance with the distribution hierarchy established by section 726 of the Bankruptcy Code.

M	General unsecured Claims General Unsecured Claims against the WorldCom Debtors include $33.6 billion of Claims consisting of Class 4, Class 5, Class 6, Class 9, and Class 10 Claims, the $5.9 billion Intermedia Intercompany Note, and a deficiency Claim related to Secured Claims against the WorldCom Debtors of approximately $341 million. General Unsecured Claims against the Intermedia Debtors include $1.2 billion of Claims consisting of Class 11, Class 12, and Class 13 Claims and a deficiency Claim related to Secured Claims against the Intermedia Debtors of $33 million. For purposes of this analysis, the Debtors have also increased the General Unsecured Claims against the Intermedia Debtors by $1.8 billion (prior to the Commencement Date, WorldCom prepaid $1.4 billion on the Intermedia Intercompany Note and made $435 million in interest payments) to reflect a Claim by the WorldCom Debtors for prepetition payments made to Intermedia related to the Intermedia Intercompany Note which may qualify as a Claim under section 547 of the Bankruptcy Code. Management believes that if the Debtors enter chapter 7 proceedings, the amount of General Unsecured Claims would increase dramatically as the number of customers, vendors, and counterparties to contracts and leases is significant, and each such party could file Claims for damages. Such Claims would be pari-passu with the Debtors’ current General Unsecured Claims, would significantly increase the Claims against the Debtors, and ultimately reduce the overall recovery to the holders of General Unsecured Claims.

N	Recovery on the Intermedia Intercompany Note The Intermedia Debtors hold a receivable under the Intermedia Intercompany Note from the WorldCom Debtors in the amount of approximately $5.9 billion. For the purposes of this analysis, management estimates that the Intermedia Debtors would receive a recovery on its Claim against the WorldCom Debtors equal to the recovery received by third-party unsecured claimants.

O	Proceeds from the sale of Digex Proceeds from the sale of Digex represents management’s estimate of proceeds that Intermedia claimants might receive if Digex were sold to a third party. For purposes of this analysis, the Debtors estimated that the likely recovery on the debt obligations owed by Digex to Intermedia (as well as the approximately 60% common stock ownership stake by Intermedia in Digex), would range between $50 million and $150 million, with a midpoint of $100 million.

EXHIBIT F

ORDER RULING ON MOTION TO APPROVE SEC SETTLEMENT

Upon issuance of any order ruling on approval of the settlement of the SEC Lawsuit, the Debtors will file a copy of such order with the Bankruptcy Court. If you wish to obtain a copy of any such orders, you may visit the Bankruptcy Court’s official website, www.nysb.uscourts.gov. Please note that you must obtain an account from PACER to view the docket and download copies of the pleadings filed. Instructions for opening such an account can be found at the website. Pleadings filed in the Chapter 11 Cases also may be obtained free of charge by visiting the Debtors’ website, www.elawforworldcom.com.

EXHIBIT G

SECOND INTERIM REPORT OF THE EXAMINER

Upon issuance of the Examiner’s next report, the Debtors will file a copy of the executive summary of such report with the Bankruptcy Court. If you wish to obtain a copy of the Examiner’s executive summary, you may visit the Bankruptcy Court’s official website, www.nysb.uscourts.gov. Please note that you must obtain an account from PACER to view the docket and download copies of the pleadings filed. Instructions for opening such an account can be found at the website. Pleadings filed in the Chapter 11 Cases also may be obtained free of charge by visiting the Debtors’ website, www.elawforworldcom.com.

EXHIBIT H

REPORT OF THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS

Upon issuance of the Special Committee report, the Debtors will file a copy of the executive summary of such report with the Bankruptcy Court. If you wish to obtain a copy of the Examiner’s executive summary, you may visit the Bankruptcy Court’s official website, www.nysb.uscourts.gov. Please note that you must obtain an account from PACER to view the docket and download copies of the pleadings filed. Instructions for opening such an account can be found at the website. Pleadings filed in the Chapter 11 Cases also may be obtained free of charge by visiting the Debtors’ website, www.elawforworldcom.com.

EXHIBIT I

ORDER RULING ON MOTION TO APPOINT

AN OFFICIAL COMMITTEE OF CREDITORS FOR MCI

Upon issuance of any order ruling on HSBC Committee Motion, the Debtors will file a copy of such order with the Bankruptcy Court. If you wish to obtain a copy of any such orders, you may visit the Bankruptcy Court’s official website, www.nysb.uscourts.gov. Please note that you must obtain an account from PACER to view the docket and download copies of the pleadings filed. Instructions for opening such an account can be found at the website. Pleadings filed in the Chapter 11 Cases also may be obtained free of charge by visiting the Debtors’ website, www.elawforworldcom.com.